U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

[_X_] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[___] Pre-effective Amendment No. ____
[___] Post-effective Amendment No. ____

AMERITRANS CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**52-2102424**
(State of incorporation)	(I.R.S. Employer Identification No.)

747 Third Avenue, New York, New York 10017
(Address of Registrant's principal executive office) (Zip Code)

(800) 214-1047
(Telephone number, including area code, of registrant)

Gary C. Granoff, President
Ameritrans Capital Corporation
747 Third Avenue, New York, New York 10017
(Name and address of agent for service)

WITH A COPY TO:
C. Walter Stursberg, Jr. Esq.
Stursberg & Veith
405 Lexington Avenue, Suite 4949
New York, NY 10174
Tel: 212-922-1177
Fax: 212-922-0995

Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box…………………………………………………………….……[X]

It is proposed that this filing will become effective:

[_X_] When declared effective pursuant to section 8(c)

If appropriate, check the following box:

[___] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement]
[___] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is _________.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities to be Registered	Amount being Registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common stock, $.0001 par value	1,355,608	$5.68(1)	$7,699,853.44	$823.88
Shares underlying warrants to purchase shares of common stock $.0001 par value exercisable for 5 years from date of issuance at $6.44 per share	338,902	$6.44	$2,182,528.88	$233.53
Total	1,694,510		$9,882,382.32	$1,057.41

1. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, based on an average of the high and low prices of our common stock on the NASDAQ Capital Market on March 10, 2006, which was $5.68 per Share.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

Ameritrans Capital Corporations
Cross-Reference Sheet
Parts A and B of the Form N-2 Registration Statement

Item Number	Heading	Caption or Location in Registration Statement
1	Outside Front Cover	Outside Front Cover Page
2	Inside Front and Outside Back Coverage	Inside Front Cover Page
3	Fee Table and Synopsis	Fees and Expenses
4	Financial Highlights	Summary Consolidated Financial Information; Management's Discussion and Analysis of Financial Condition and Results of Operations; Attached Financial Statements
5	Plan of Distribution	Plan of Distribution
6	Selling Stockholders	Selling Shareholders
7	Use of Proceeds	Use of Proceeds
8	General Description of Registrant	Outside Front Cover; Prospectus Summary; Risk, Factors; Business; Summary Consolidated Financial Data; Description of Capital Stock, Attached Financial Statements
9	Management	Management; Control Persons and Principal Stockholders in the SAI
10	Capital Stock, Long-Term Debt and Other Securities	Description of Capital Stock; Risk Factors; Distributions and Price Range of Common Stock; Dividend Reinvestment Plan; Capitalization; Management's Discussion and Analysis of Financial Condition and Results of Operations
11	Defaults and Arrears on Senior Securities	Not Applicable
12	Legal Proceedings	Legal Proceedings
13	Table of Contents of the Statement of Additional Information	Table of Contents of the SAI
14	Cover Page	Front Cover Page of the SAI
15	Table of Contents	Front Cover Page of the SAI
16	General Information and History	Not Applicable
17	Investment Objectives and Policies	Investment Objectives, Policies and Restrictions in the SAI
18	Management	Management in the Prospectus and SAI
19	Control Persons and Principal Holders of Securities	Control Persons and Principal Stockholders in the SAI
20	Investment Advisory and Other Services	Not Applicable
21	Brokerage Allocation and Other Practices	Not Applicable
22	Tax Status	Federal Income Tax Consideration in the SAI
23	Financial Statements	Financial Highlights and Attached Financial Statements

Part C

* Pursuant to the General Instructions on Form N-2, all items required to be set forth in Part C are set forth in Part C.

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

PART A – INFORMATION REQUIRED IN A PROSPECTUS

AMERITRANS CAPITAL CORPORATION
A Business Development Company
1,694,510 Shares of Common Stock, $.0001 par value
_____

This prospectus relates solely to the offer and sale by the selling shareholders identified in this prospectus of up to 1,694,510 shares of our common stock, $.0001 par value (the "Shares" or "Common Stock"). This number includes 338,902 Shares which may be issued by the Company pursuant to warrants granted in the private placement offering dated July 29, 2005 pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933. Such warrants are exercisable for five (5) years at $6.44 per Share (the "Private Offering Warrants"). The selling shareholders are offering all of the Shares to be sold in the offering, but they are not required to sell any of these Shares. We will not receive any of the proceeds from the sale of our Common Stock by the selling shareholders. The Company will however receive $6.44 per Share upon exercise of the Private Offering Warrants.

Of the 1,694,510 Shares covered by this prospectus, 338,902 Shares are issuable upon the exercise of outstanding Private Offering Warrants. We will receive gross proceeds of approximately $2,182,529 if all of these Private Offering Warrants are exercised and the aggregate exercise price is paid in full in cash. We intend to use any gross proceeds received by us upon the exercise of these Private Offering Warrants to fund our ongoing business operations and for other general corporate purposes, as well as to pay down outstanding debt.

Our Common Stock is quoted on the NASDAQ Capital Market under the symbol "AMTC." The last reported sale price of our Common Stock on March 10, 2006 was $5.61 per Share.

This prospectus concisely sets forth certain information about Ameritrans Capital Corporation ("our" "us" "we" the "Company" or "Ameritrans") that a prospective investor ought to know before investing. This prospectus should be retained for future reference. Additional information about us, including information contained in our Statement of Additional Information ("SAI"), dated as of the same date as this prospectus, has been filed with the U.S. Securities and Exchange Commission (the "Commission"), and is available upon written or oral request and without charge. You may obtain a copy of our SAI or the Company's annual and semi-annual reports to shareholders by writing us at our principal office, which is located at 747 Third Ave., 4th Floor, New York, NY 10017, Attention: Gary C. Granoff. You may also obtain a copy of our SAI, the Company's annual report or the Company's quarterly reports, request other information about the Company, or make shareholder inquiries by calling 1-800-214-1047. The Company's reports and the SAI are also available on the Company's website at www.ameritranscapital.com. The Securities Exchange Commission (the "Commission" or the "SEC") maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding the Company. The SAI is incorporated in its entirety in this prospectus by reference and its table of contents appears on page 39 of the prospectus. See "Statement of Additional Information."

The date of this prospectus and the SAI is March 15, 2006.

Investing in the securities offered by this prospectus involves risks. See "Risk Factors" beginning on page 20 of this prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE INFORMATION IN THIS PROSPECTUS (OR STATEMENT OF ADDITIONAL INFORMATION) IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS (OR STATEMENT OF ADDITIONAL INFORMATION) IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK OF THE COMPANY. YOU SHOULD READ THE ENTIRE PROSPECTUS AND THE DOCUMENTS TO WHICH WE HAVE REFERRED CAREFULLY.

Cautionary Note Regarding Forward-Looking Statements

Information contained or incorporated by reference in this prospectus or prospectus summary may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plans," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters described in "Risk Factors" and certain other factors noted throughout this prospectus and in any exhibits to the registration statement of which this prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. In connection with certain forward-looking statements contained in this prospectus and registration statement and those that may be made in the future by or on behalf of Ameritrans, Ameritrans notes that there are various factors that could cause actual results to differ materially from those set forth in any such forward-looking statements. The forward looking statements contained in this registration statement were prepared by management and are qualified by, and subject to, significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Ameritrans. Accordingly, there can be no assurance that the forward-looking statements contained in this registration statement will be realized or that actual results will not be significantly higher or lower. Readers of this registration statement should consider these facts in evaluating the information contained herein. In addition, the business and operations of Ameritrans are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements contained in this registration statement. The inclusion of the forward-looking statements contained in this registration statement should not be regarded as a representation by Ameritrans or any other person that the forward-looking statements contained in this registration statement, will be achieved. In light of the foregoing, readers of this registration statement are cautioned not to place undue reliance on the forward-looking statements contained herein. These risks and others that are detailed in this registration statement and other documents that Ameritrans files from time to time with the Securities and Exchange Commission, including annual reports of Form 10-K, quarterly reports on Form 10-Q and any current reports on Form 8-K must be considered by any investor or potential investor in Ameritrans.

AMERITRANS CAPITAL CORPORATION

Ameritrans Capital Corporation (the "Company", "Ameritrans", "our", "us", or "we"), a Delaware closed-end investment company, is a specialty finance company that through its subsidiary, Elk Associates Funding Corporation ("Elk"), makes loans primarily to taxi owners to finance the acquisition and operation of taxi medallions and related assets, and to other small businesses in the New York City, Chicago, Miami and Boston markets. The Company's taxi loan portfolio constitutes approximately 75% of the Company's loan portfolio at June 30, 2005. The Company also makes loans to small businesses. The Company's diversified loan portfolio constitutes approximately 25% of the Company's loan portfolio at June 30, 2005. These diversified loans are generally secured by the business assets of the small businesses, real estate mortgages, or liens on equipment and leaseholds. The Company also makes equity investments on a limited scale. At June 30, 2005, the Company had approximately $900,000 of equity investments.

On March 2, 2006, the Company closed on the sale of 1,355,608 shares of Common Stock and 338,902 warrants to purchase shares of Common Stock for aggregate gross proceeds totaling $7,930,306.80. These shares were issued pursuant to the private offering of the Company dated July 29, 2005 and are the subject of this prospectus. The increased capital that was raised for Ameritrans will help the Company significantly in its plans for the expansion of the Company's business, enabling Ameritrans to make loans to and investments in opportunities that the Company's operating subsidiary, Elk has historically been unable to make due to SBA Regulation.

Ameritrans is registered as a Business Development Company under the Investment Company Act of 1940, as amended (the "1940 Act"). Elk is also registered as a Business Development Company under the 1940 Act. Elk was originally licensed by the US Small Business Administration (the "SBA") as a Minority Enterprise Small Business Investment Company in 1980, but subsequently changed its designation and is presently licensed by the US Small Business Administration as a Small Business Investment Company. In addition both Ameritrans and Elk have elected under the Internal Revenue Code to be treated as Regulated Investment Companies

Ameritrans was formed in 1998 to engage in lending and investment activities, primarily with small and medium-sized businesses, directly and through subsidiaries. On December 16, 1999, Ameritrans acquired Elk in a one-for-one share exchange in which Elk stockholders received shares of Common Stock of Ameritrans, and Elk became a wholly-owned subsidiary. Elk is a "small business investment company," or "SBIC," formed in 1979 and licensed by the U.S. Small Business Administration ("SBA") in 1980. The Company's internet site is www.ameritranscapital.com. Ameritrans makes available, free of charge through its internet site its annual report on form 10-K, quarterly reports on form 10-Q, current reports on form 8-K and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Elk makes loans to the owners of taxi cab businesses in the Chicago, New York City, Miami and Boston markets and to other small businesses, using, among other things, taxi medallions as collateral. Loans made to finance the purchase or continued ownership of taxi medallions, taxis and related assets represented approximately 74% of Elk's loan portfolio as of June 30, 2005. Loans made to finance the acquisition and/or operation of other small businesses constitute the balance of Elk's loan portfolio.

From inception through April 2002, the Company's only activity was the operation of Elk. In May 2002, Ameritrans made its first loans to businesses using the proceeds raised from the public offering of 300,000 units. Each unit was comprised of one share of Common Stock, one share of 9 3/8% cumulative participating preferred stock (face value $12.00) (the "Participating Preferred Stock") and one warrant exercisable into one share of common stock for five (5) years at an exercise price of $6.70 (the "Public Warrants"). The offering was completed in April 2002 (the "Unit Offering"). Both Ameritrans and Elk are registered as business development companies, or "BDCs," under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, Ameritrans and Elk are subject to the provisions of the 1940 Act governing the operations of BDCs. Both companies are managed by their executive officers under the supervision of their Boards of Directors.

Both Ameritrans and Elk have elected to be treated as "regulated investment companies," or "RICs," for tax purposes. Under the Internal Revenue Code, as a RIC, we will generally not be subject to U.S. federal corporate income tax on our investment income if we make qualifying distributions of our income to stockholders. We qualify for this treatment as long as we distribute at least 90% of our investment company taxable income to our stockholders as dividends. Elk paid qualifying dividends from July 1983 through June 1992 and continuously since June 1996. Since December 16, 1999, when we acquired Elk, these dividends have been payable to Ameritrans as Elk's sole stockholder. Ameritrans has paid common dividends to its shareholders since its inception with the exception of the three (3) month periods ended June 30, 2000, September 30, 2000, March 31, 2003, and June 30, 2003, all periods of fiscal year 2004, all periods of fiscal year 2005, and for the three (3) month Periods ended September 30, 2005 and December 31, 2005. All preferred dividends have been duly paid each quarter.

Because it is an SBIC, Elk's operations are subject to other restrictions, and all loans and investments must comply with applicable SBA Regulations. For example, the interest rate that Elk can charge, the percentage of any other company it can own, the size of the businesses to which it can make loans, and the length of time to the maturity date are limited by SBA rules. Elk's business is funded by loans from banks and, to a lesser extent, by the proceeds of subordinated debentures issued to the SBA. Ameritrans is not an SBIC and is not subject to SBA regulation.

THE OFFERING

Up to 1,694,510 shares of our common stock, $.0001 par value (the "Shares" or "Common Stock") are being offered by the selling shareholders listed beginning on page 14 of this prospectus. We will not receive any proceeds from the sale of shares by the selling shareholders. This number includes 338,902 Shares which may be issued by the Company pursuant to warrants granted in the private placement offering dated July 29, 2005 pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933. Such warrants are exercisable for five (5) years at $6.44 per Share (the "Private Offering Warrants"). The selling shareholders are offering all of the Shares to be sold in the offering, but they are not required to sell any of these Shares. We will not receive any of the proceeds from the sale of our Common Stock by the selling shareholders. The Company will however receive $6.44 per Share upon exercise of the Private Offering Warrants.

We issued 1,355,608 shares of Common Stock to be sold by the selling shareholders in a series of private placement transactions commencing July 29, 2005 (the "Offering"). For every four (4) shares of Common Stock purchased in the Offering, each selling shareholder was granted one (1) Private Offering Warrant, exercisable for five (5) years from the date of issuance, to purchase one (1) share of Common Stock at an exercise price of $6.44 per Share. Ameritrans trades on the NASDAQ Capital Market under the symbol AMTC.

ITEM 3. FEE TABLE AND SYNOPSIS

Because Ameritrans is a business development company, we are required to include the following table in this Prospectus. The purpose of the table is to assist security holders in understanding the various costs and expenses that security holders of Ameritrans bear, directly or indirectly.

ANNUAL EXPENSES (1), (2) (as a percentage of net assets attributable to Common Stock)	
Interest Payments on Borrowed Funds (3)	$2,049,800 (2) 11%
Operating Expenses (4).. ...	$3,077,180 (2) 16%
Total Annual Expenses	$5,126,980
Total Annual Expenses as a percentage of net assets attributable to Common Stock …...27%	

(1) Based on estimated amounts for the current fiscal year.

(2) Net assets attributable to common stock upon completion of the offering were based upon an adjusted stockholders' equity of $18,863,405. This was determined by using total assets, less liabilities and preferred stock at December 31, 2005, plus giving effect for the additional proceeds subsequently, through the completion of the offering, of $4,083,230. Operating expenses, interest payments on borrowed funds, and other expenses are calculated on an annualized basis based on our operations for the period beginning July 1, 2005 and ended June 30, 2006

(3) Interest payments on borrowed funds consist primarily of interest payable under credit agreements with banks and on subordinated SBA debentures. Assumes $37 million in average debt outstanding at an average cost of funds of 5.54% resulting in an estimated interest payment of $2,049,800.

(4) Operating expenses consist primarily of general and administrative expenses, including compensation and employee benefits, professional fees, rent, travel and other marketing expenses, and various costs associated with collections. Based on our operations for the six months ended December 31, 2005, operating expenses calculated on an annualized basis are estimated at $3,077,180 for the year ended June 30, 2006.

ITEM 4. FINANCIAL HIGHLIGHTS

On December 16, 1999, Ameritrans acquired Elk in a share-for-share exchange. Prior to the acquisition, Elk had been operating independently and Ameritrans had no operations.

The table below contains certain summary historical financial information. The balance sheet and statement of operations data for six months ended December 31, 2005 are derived from the Company's unaudited financial statements and include adjustments, consisting only of normal recurring adjustments that we consider necessary to fairly present such data. The results for the six month ending December 31, 2005 do not necessarily indicate the results to be expected for a full year. You should read these tables in conjunction with the consolidated financial statements of the Company included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	FISCAL YEAR ENDED JUNE 30,				
	2005	2004	2003	2002	2001
Investment income	$ 6,132,066	$ 5,639,492	$ 6,285,055	$ 6,269,719	$ 6,439,792
Interest expense	1,837,633	1,443,416	2,076,861	2,632,918	3,392,202
Other expenses	4,169,867	4,517,124	3,805,083	2,591,751	2,188,636
Total expenses	6,007,500	5,960,540	5,881,944	5,224,669	5,580,838
Operating income (loss)	124,566	(321,048)	403,111	1,045,050	858,954
Other (expense) income	(4,081)	(29,634)	–	2,700	(276,549)
Provision for income taxes (1)	(7,711)	(16,501)	(7,897)	(8,854)	(7,896)
Net income (loss)	$ 112,774	$ (367,183)	$ 395,214	$ 1,038,896	$ 574,509
Dividends on preferred stock	$ (337,500)	$ (337,500)	$ (337,500)	$ (68,438)	$ -
Net (loss) income available to common shareholders	$ (224,726)	$ (704,683)	$ 57,714	$ 970,458	$ 574,509
Net (loss) income per common share	$ (0.11)	$ 0.35)	$ 0.03	$ 0.54	$ 0.33
Common stock dividends paid	$ -	$ -	$ 552,312	$ 994,991	$ 528,045
Common stock dividends paid per common share	$ -	$ -	$ 0.27	$ 0.57	$ 0.30
Weighted average number of shares of common stock outstanding	2,035,600	2,035,600	2,035,600	1,800,614	1,745,600
Net change to accumulated other comprehensive income	$ 146,608	$ (19,003)	$ (200,338)	$ (43,612)	$ (123,364)
	BALANCE SHEET DATA AT JUNE 30,				
	2005	2004	2003	2002	2001
Loans receivable	$ 52,060,254	$ 49,900,989	$ 55,306,678	$ 55,029,831	$ 54,559,970
Unrealized depreciation of loans receivable	(150,000)	(509,770)	(303,170)	(303,170)	(318,500)
Loans receivable, net	$ 51,910,254	$ 49,391,219	$ 55,003,508	$ 54,726,661	$ 54,241,470
Total assets	$ 57,886,595	$ 57,091,906	$ 60,027,231	$ 58,943,546	$ 57,984,869
Notes payable and demand notes	$ 29,770,652	$ 28,908,652	$ 34,130,000	$ 33,720,000	$ 35,550,000
Subordinated SBA debentures	$ 12,000,000	$ 12,000,000	$ 9,200,000	$ 7,860,000	$ 8,880,000
Total liabilities	$ 42,716,254	$ 41,843,447	$ 44,055,086	$ 42,276,465	$ 45,177,743
Total stockholders' equity	$ 15,170,341	$ 15,248,459	$ 15,972,145	$ 16,667,081	$ 12,807,126

FOR THE SIX MONTHS ENDED DECEMBER 31,		
	(UNAUDITED) 2005	(UNAUDITED) 2004
Investment income	$2,638,192	$2,548,325
Interest expense	1,125,454	823,156
Other expenses	1,538,590	1,962,413
Total expenses	2,664,044	2,785,569
Operating income (loss)	(25,852)	(237,244)
Other (expense) income	(2,867)	(2,137)
Provision for income taxes (1)	9,724	3,147
Net income (loss)	(38,443)	(242,528)
Dividends on preferred stock	(168,750)	(168,750)
Net (loss) income available to		
common shareholders	(207,193)	(411,278)
Net (loss) income per common share	(0.09)	(0.20)
Common stock dividends paid	-	-
Common stock dividends paid per	-	-
common share		
Weighted average number of shares of		
common stock outstanding	2,228,551	2,035,600
Net change to accumulated other		
comprehensive income	(104,603)	7,108
BALANCE SHEET DATA AT DECEMBER 31,		
	(UNAUDITED) 2005	(UNAUDITED) 2004
Loans receivable	50,750,739	52,584,197
Unrealized depreciation of loans receivable	(225,000)	(723,289)
Loans receivable, net	50,525,739	51,860,908
Total assets	56,322,471	58,494,753
Notes payable and demand notes	25,125,568	30,645,652
Subordinated SBA debentures	12,000,000	12,000,000
Total liabilities	37,942,296	43,605,464
Total stockholders' equity	18,380,175	14,889,289

(1) The Company has elected and qualified to be taxed as a regulated investment company, and substantially all taxable income was required to be distributed to stockholders. Therefore, only minimal taxes are required to be paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the consolidated Financial Statements and Notes therewith appearing in this quarterly report on Form 10-Q and in the Company's Annual Report on Form 10-K for the year ended June 30, 2005, filed by the Company on September 28, 2005 and which is available on the Company's web site at www.ameritranscapital.com.

General

Ameritrans acquired Elk on December 16, 1999 in a share for share exchange. Elk is licensed by the Small Business Administration (SBA) to operate as a Small Business Investment Company (SBIC) under the Small Business Investment Act of 1958, as amended (the "1958 Act"). Both Ameritrans and Elk are registered as investment companies under the Investment Company Act of 1940.

Elk makes loans to and investments in businesses that qualify under SBA regulations for funding under the 1958 Act. Elk's primary lending activity is to originate and service loans collateralized by the cities of New York, Boston, Chicago and Miami taxicab medallions. Elk also makes loans and investments in other diversified businesses. At December 31, 2005, 72% of Elk's loan portfolio consisted of loans secured by taxi medallions and 28% consisted of loans to other diversified businesses.

From inception through April 2002, Ameritrans' only activity had been the operations of Elk. In May 2002, Ameritrans began making loans to businesses using the proceeds raised from a public offering, which was completed in April 2002. Since July 2002 Ameritrans has been making equity investments.

Elk has six (6) wholly-owned subsidiaries: EAF Holding Corporation, EAF Enterprises LLC, Medallion Auto Management LLC, EAF Leasing LLC, EAF Leasing II LLC and EAF Leasing III LLC.

EAF Holding Corporation was formed in 1992, and its sole activity is owning and operating certain real estate assets acquired in satisfaction of loans. EAF Enterprises LLC was formed in June 2003 to take title to some of the Company's remaining Chicago foreclosed medallions, and to thereafter lease them to taxi drivers under a 36-month lease. Medallion Auto Management LLC was formed in June 2003 to own taxi vehicles used primary in conjunction with EAF Enterprises LLC's taxi medallion leasing operation. In order to lease the medallions, Medallion Auto Management LLC was formed to purchase taxi vehicles and lease the vehicles to operators, pursuant to which leases, the operator will own the vehicle for a nominal payment at the end of the term of the lease, or have an option to purchase the vehicle for its then unamortized cost. EAF Leasing LLC, EAF Leasing II LLC and EAF Leasing III LLC were formed to take title to approximately 35 foreclosed medallions and lease them to large medallion operators.

Results of Operations for the Six Months Ended December 31, 2005 and 2004

Total Investment Income

The Company's interest income for the six months ended December 31, 2005 increased $107,740 or 5% to $2,391,505 as compared to the six months ended December 31, 2004, as a result of an increase in the average interest rates charged on new and modified loans, which was partially offset by a reduction in the overall loan portfolio

Operating Expenses

Interest expense for the six months ended December 31, 2005 increased $302,298, or 38%, to $1,125,454 as compared to the six months ended December 31, 2004, due to higher interest rates charged on outstanding bank borrowing, which was partially offset by a reduction in the outstanding banks notes payable. Salaries and employee benefits increased $3,024, or 1%, as compared to the similar period in the prior year. These increases resulted primarily from increases specified in certain officers' employment agreements as well as commissions paid to an employee. Professional fees decreased $114,802, or 35%, as compared to the comparable period in the prior year, due primarily to a reduction in Chicago legal fees. Foreclosure expenses increased $347 or 2% as compared to the similar period in the prior year. Write off and depreciation of interest and loans receivable decreased $255,435 or 65%, as compared to the similar period in the prior year. The decrease in the amount of write-offs and depreciation reflects the reduction of foreclosures of Chicago medallion loans. Other administrative expenses decreased $33,844 or 6% as compared to the similar period in the prior year, due primarily to a decrease in Chicago service fees and computer expense.

Net Loss

Net loss decreased from $(242,528) for the six months ended December 31, 2004 to $(38,443) for the six months ended December 31, 2005. The decrease in net loss between the periods was attributable primarily to decreases in salaries, professional fees and write off and depreciation of interest and loans receivable, which more than offset the increase in interest expense. Dividends for Participating Preferred Stock were unchanged at $168,750 for the six months ended December 31, 2005 and 2004.

Results of Operations for the Years Ended June 30, 2005 and 2004

Total Investment Income

The Company's investment income increased $492,574 or 8.73% to $6,132,066 as compared with the prior year ended June 30, 2004. This increase is the result of an increase in the net gain on the sale of securities of $683,209 as well as increases in other fees of $141,039 and leasing income of $92,113 generated by the leasing activities of Elk's subsidiaries, offset by a decrease in interest income of $423,787 due to the impact of lower average interest rates charged on new and modified loans.

Operating Expenses

Interest expense for the year ended June 30, 2005 increased $394,217 or 27% to $1,837,633 when compared to the year ended June 30, 2004. This reflects the impact of higher interest charged on outstanding bank borrowing as well as higher outstanding bank notes payable when compared with the prior year. Salaries and employee benefits increased $105,999 or 10% when compared with the prior year. This increase reflects the increases that were put in effect from the recently amended officers' employment agreements. Occupancy costs decreased $18,613 or 9%, when compared with the year ended June 30, 2005 due to the first full year under the amended sublease and shared office expense terms. Professional fees increased $70,231 or 12% when compared with the prior year. This increase reflects the additional legal fees incurred relating to the foreclosures of the Chicago medallion loans as well as fees related to significant new loans issued. Miscellaneous administrative expenses decreased $87,978 or 8% when compared with the prior year. Loss and impairments on both medallions under lease and assets acquired increased by $153,815 due to additional write-downs of related assets to estimated fair value. Foreclosure expenses decreased $275,176 or 76% and write off and depreciation of interest and loans receivable decreased $295,535 or 29% when compared with the year prior.

Total write off and depreciation on interest and loans receivable was $728,710, net of an increase in unrealized depreciation of interest of $28,500 offset by a decrease of unrealized depreciation on loans receivable of $359,770. The foreclosure expenses incurred by the Company as it satisfies outstanding balances incurred by the defaulted borrowers on the medallions with the City of Chicago were $87,695 for the year ended June 30, 2005. This expense primarily consisted of back taxes, interest and penalties owed to the City of Chicago Department of Revenue by defaulted medallion owners which was required to be paid as a condition of completing the medallion foreclosures sales and transfer to new purchasers, as well as professional fees related to these foreclosures.

Net Income (Loss)

Net income increased from a loss of $367,183 for the year ended June 30, 2004 as compared to net income of $112,774 for the year ended June 30, 2005. The increase in the net income for the year ended June 30, 2005 was attributable primarily to the net gain on the sale of securities of $688,874. Dividends of Participating Preferred Stock for each of the years ended June 30, 2005 and 2004 amounted to $337,500, respectively.

Results of Operations for the Years Ended June 30, 2004 and 2003

Total Investment Income

The Company's investment income decreased $645,563 or 10% to $5,639,492 as compared with the prior year ended June 30, 2003. This decrease was mainly due to the impact of lower average interest rates charged on new and modified loans as well as lower outstanding loans receivable, offset by an increase in other fees of $108,879 and leasing income of $119,527 generated by the leasing activities that commenced during the 2004 fiscal year from Elk's subsidiary entities EAF Enterprises LLC, Medallion Auto Management LLC, EAF Leasing LLC, EAF Leasing II LLC and EAF Leasing III LLC.

Operating Expenses

Interest expense for the year ended June 30, 2004 decreased $633,445 or 31% to $1,443,416 when compared to the year ended June 30, 2003. This reflects the impact of lower interest charged on outstanding bank borrowing as well as lower outstanding bank notes payable when compared with the prior year, combined with interest savings due to the refinancing of certain SBA debentures at lower rates during the year. These interest savings were offset by interest payments related to Swap agreements since the fixed rates in connection with the Swaps were consistently above the floating one month LIBOR rates during the year. Salaries and employee benefits increased $143,890 or 16% when compared with the prior year. This increase reflects the increases that were put in effect from the recently amended officer's employment agreements and from recent additional administrative employees hired. Occupancy costs increased $62,800 or 44%, when compared with the year ended June 30, 2003, primarily due to the rental of additional office and storage space which started in July 2003. Professional fees increased $30,146 or 5% when compared with the prior year. This increase reflects the additional legal fees incurred relating to the foreclosures of the Chicago medallion loans. Miscellaneous administrative expenses increased $287,260 or 30% when compared with the prior year. This increase relates primarily to increases in commissions, insurance and depreciation. Foreclosure expenses increased $49,193 or 16% and write off and depreciation of interest and loans receivable increased $171,733 or 20% when compared with the year prior. Both of these increases relate primarily to the foreclosures of the Chicago medallion loans.

The increase in write off and depreciation of interest and loans receivable is primarily due to the increase in Chicago loan portfolio delinquencies and defaults, and the increase in unrealized depreciation on loans receivable due to the some delinquencies in the diversified portfolio. Total write off and depreciation on interest and loans receivable was $1,024,245, net of a decrease in unrealized depreciation of interest of $660,500 offset by an increase of unrealized depreciation on loans receivable of $206,600. The foreclosure expenses incurred by the Company as it satisfies outstanding balances incurred by the default borrowers on the medallions with the City of Chicago were $362,871 for the year ended June 30, 2004. This expense primarily consisted of back taxes, interest and penalties owed to the City of Chicago Department of Revenue by defaulted medallion owners which was required to be paid as a condition of completing the medallion foreclosures sales and transfer to new purchasers, as well as professional fees related to these foreclosures.

Net Income (Loss)

Net income decreased from $395,214 for the year ended June 30, 2003 as compared to a net loss of $367,183 for the year ended June 30, 2004. The decrease in the net income for the year ended June 30, 2004 was attributable primarily to a decrease in loan activity, the write down of the Chicago loan portfolio and related foreclosure expenses, as well as increases in salaries, occupancy costs, professional fees and miscellaneous administrative expenses, which were only partially offset by favorable interest rates obtained from debt refinancing. Dividends of Participating Preferred Stock for each of the years ended June 30, 2004 and 2003 amounted to $337,500, respectively.

Financial Condition at December 31, 2005 and 2004

Balance Sheet and Reserves

Total assets decreased by $1,564,124 as of December 31, 2005 from $57,886,595 as of June 30, 2005. This decrease was primarily due to lower outstanding loans receivable which is partially attributable to payoffs on loans. In addition, Elk's proceeds from notes payable from banks for the quarter were $5,615,713 versus $10,260,797 in repayments made on notes payable from banks. This resulted in a $4,645,084 decrease in its short-term bank borrowings.

Liquidity and Capital Resources

The Company has funded its operations through private and public placements of its securities, bank financing, the issuance to the SBA of its subordinated debentures and internally generated funds.

At December 31, 2005, 68% of Elk's indebtedness was represented by indebtedness to its banks and 32% by debentures issued to the SBA with fixed rates of interest plus user fees resulting in rates ranging from 5.17% to 5.8750%. Elk currently may borrow up to $36,000,000, of which $10,874,432 was available for draw down as of December 31, 2005 under its existing lines of credit, subject to limitations imposed by its borrowing base agreement with its banks and the SBA, the statutory and regulatory limitations imposed by the SBA and the availability of funds. On January 2002, the Company and the SBA entered into an agreement whereby the SBA committed to reserve debentures in the amount of $12,000,000 to be issued to the Company on or prior to September 30, 2006. In July and December 2002, debentures payable to the SBA were drawn from the reserved pool of $12,000,000 in the amount of $2,050,000 and $3,000,000, respectively. The interim interest rates assigned were 2.351% and 1.927%, respectively, subsequently adjusted to long term fixed rates of 4.67% and 4.628% determined on the pooling dates of September 25, 2002 and March 26, 2003, respectively. On September 15, 2003 and February 17, 2004, two additional debentures payable to the SBA were drawn in the amount of $5,000,000 and $1,950,000, respectively. Interim interest rates assigned were 1.682% and 1.595%, respectively, subsequently adjusted to the long term fixed rate of 4.12% on the pooling date of March 24, 2004. In addition to the fixed rates, there is an additional annual SBA user fee on each debenture of 0.87% per annum making the rates 5.54%, 5.498% and 4.99% before applicable amortization of points and fees. The draw down in February 2004 was the final draw from the $12,000,000 commitment.

Loan amortization and prepayments also provide a source of funding for Elk. Prepayments on loans are influenced significantly by general interest rates, economic conditions and competition.

Like Elk, Ameritrans will distribute at least 90% of its investment company taxable income and, accordingly, will continue to rely upon external sources of funds to finance growth. In order to provide the funds necessary for expansion, management expects to raise additional capital and to incur, from time to time, additional bank indebtedness and (if deemed necessary) to obtain SBA loans. There can be no assurances that such additional financing will be available on acceptable terms.

SENIOR SECURITIES

This chart was prepared for each class of senior securities (including bank loans) of the Company, in accordance with the rules of 1940 Act. All information was derived from the annual June 30th 10-K filings. The rules call for a 10 year look back, however, the registrant only became operational in 1999, so there are only 7 years of information provided.

	Year Ended June 30,	Total Amount Outstanding ($) Exclusive of Treasury Securities	Asset Coverage Per Unit	Involuntary Liquidating Preference Per Unit	Average Market Value Per Unit (Exclude Bank Loans)
Notes payable bank	2005	29,770,652	$1,510 (1)	N/A	N/A
9 3/8% cumulative participating preferred stock	2005	3,600,000	$149.80/sh (2)	N/A	N/A
Notes payable bank	2004	28,908,652	$1,520 (1)	N/A	N/A
9 3/8% cumulative participating preferred stock	2004	3,600,000	$147.19/sh (2)	N/A	N/A
Notes payable bank	2003	34,130,000	$1,470 (1)	N/A	N/A
9 3/8% cumulative participating preferred stock	2003	3,600,000	$167.01/sh (2)	N/A	N/A
Notes payable bank	2002	33,720,000	$1,490 (1)	N/A	N/A
9 3/8% cumulative participating preferred stock	2002	3,600,000	$167.95/sh (2)	N/A	N/A
Notes payable bank	2001	35,550,000	$1,360 (1)	N/A	N/A
Notes payable bank	2000	37,800,000	$1,340 (1)	N/A	N/A
Notes payable bank	1999	31,000,000	$1,440 (1)	N/A	N/A

(1) This calculation was prepared by taking the total assets less all liabilities and indebtedness not represented by senior securities which equals net assets. Then dividing the net assets by the total of the notes payable bank, the results shown approximates net asset coverage per $1,000 of debt.

(2) This calculation was prepared by taking the same net assets above (1) and then dividing it by the outstanding shares of the 9 3/8% cumulative participating preferred stock (300,000 shares) which gives you a $/sh.

ITEM 5. PLAN OF DISTRIBUTION

The selling shareholders and their successors or transferees may sell any or all of the Shares covered by this prospectus from time to time. The selling shareholder or shareholders may sell all or a portion of the Shares, on any stock exchange, market or trading facility on which the Shares are traded or in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling shareholders may use any one or more of the following methods when selling Shares:

- Block trades in which the broker or dealer will attempt to sell the shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

- Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

- Ordinary brokerage transactions and transactions in which the broker solicits purchasers;

- An exchange distribution in accordance with the rules of the applicable exchange;

- Privately negotiated transactions;

- A combination of any such methods of sale; and

- Any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the 1933 Act, if available, rather than under this prospectus.

In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. The selling shareholders may pay brokers or dealers commissions or give them discounts or, if any such broker-dealer acts as agent for the purchaser of such Shares, from such purchaser. The compensation of any particular broker or dealer may be in excess of customary commissions. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Upon notification to us by a selling shareholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of Shares, we will file a supplement to this prospectus, if required, disclosing:

- the name of the participating broker-dealers;

- the number of Shares involved;

- the price at which such Shares were sold;

- the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

- that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

- other facts material to the transaction.

Broker-dealers may agree with the selling shareholders to sell a specified number of such Shares at a stipulated price per Share. Also, if a broker-dealer is unable to sell the Shares as agent for the selling shareholders, the broker-dealer may purchase, as principal, any unsold Shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Also, broker-dealers may sell shares in the NASDAQ Capital Market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with these resales, broker-dealers may pay to or receive from the purchasers of such Shares commissions as described above.

The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in sales of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Under applicable rules and regulations, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to our Common Stock for a period of two business days prior to the commencement of such distribution. We have advised the selling shareholders that the anti-manipulation rules under the Exchange Act may apply to sales of the shares of Common Stock in the market and to the activities of the selling shareholders and their affiliates. We have also informed the selling shareholders of the need to deliver a copy of this prospectus at, or prior to, the time of any sale of the Shares offered by this prospectus.

We have agreed to pay all expenses incidental to this offering and sale of the Shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

ITEM 6. SELLING SHAREHOLDERS

The following table provides information regarding the beneficial ownership of the outstanding shares of Common Stock and the Shares underlying the Private Offering Warrants of the selling shareholders as of March 13, 2006 and as adjusted to reflect the sale of all the Shares and the Shares underlying the Private Offering Warrants that are covered by this prospectus.

Stockholder	Shares Beneficially Owned as of March 13, 2006		Number of Shares Being Registered	Shares Beneficially Owned After Sale of All Shares Covered by This Prospectus	
	Number	Percent		Number	Percent
Full Value Partners L.P.	50,000 (1)	1.47%	50,000 (1)	0	0
Opportunity Partners L.P.	35,000 (2)	1.03%	35,000 (2)	0	0
Steady Gain Partners, L.P.	7,500 (3)	0.22%	7,500 (3)	0	0
Mercury Partners L.P.	6,500 (4)	0.19%	6,500 (4)	0	0
Calapasas Investment Partners	10,750 (5)	0.32%	10,750 (5)	0	0
Edwin A. Levy	21,250 (6)	0.62%	21,250 (6)	0	0
*Performance Capital II, L.P.	101,112 (7)	2.97%	101,112 (7)	0	0
*Performance Capital, L.P.	235,263 (8)	6.92%	235,263 (8)	0	0
**Shoulda Partners, L.P.	214,700 (9)	6.31%	12,500 (10)	202,200	5.94%
***Prides Capital Fund I, L.P.	1,068,375 (11)	31.41%	1,068,375 (11)	0	0
†Ivan Wolpert	5,843 (12)	0.17%	5,343 (13)	500	0.01%
† Belle Harbour Capital, L.L.C.	5,341 (14)	0.16%	5,341 (14)	0	0
Rodney W. Zemmel	5,341 (15)	0.16%	5,341 (15)	0	0
†† Trustar Retirement Services f/b/o Gary C. Granoff, Rollover IRA	363,825 (16)	10.70%	12,500 (17)	351,325	10.33%
Mitchell Partners, L.P.	289,210(18)	8.50%	75,000(19)	214,210	6.30%
Iroquois Master Fund Ltd.	42,735 (20)	1.26%	42,735 (20)	0	

*	Performance Capital II, L.P. and Performance Capital, L.P. are affiliates. Performance Capital, L.P. is an "Interested Person" with respect to Ameritrans, as such term is defined in the Investment Company Act of 1940 (the "1940 Act"). Performance Capital, L.P.'s holdings through Performance Capital II, L.P. are reported separately on this chart.
**	Michael Feinsod, a director of the Company, is an owner and controlling person of both Shoulda Partners, L.P. and Infinity Capital Partners, L.P. Infinity Capital Partners is an "Interested Person" with respect to Ameritrans, as such term is defined in the 1940 Act.
***	Prides Capital Fund I, L.P. is an "Interested Person" with respect to Ameritrans, as such term is defined in the 1940 Act. Prides Capital Partners, LLC is the sole general partner of Prides Capital Fund I, L.P. Murray A. Indick is a nominee to the Board of Ameritrans and is a Partner of Prides Capital Partners, LLC.
†	Ivan Wolpert, a director of the Company, is an owner and controlling person of Belle Harbour Capital, L.L.C. ("Belle Harbour"). Mr. Wolpert's holdings through Belle Harbour are reported separately on this chart.
††	Gary C. Granoff is President and director of the Company. Mr. Granoff is also an "Interested Person" as such term is defined in the 1940 Act.
†††	Mitchell Partners, L.P. is an "Interested Person" with respect to Ameritrans, as such term is defined in the 1940 Act.

(1)   Includes (i) 40,000 Shares and (ii) 10,000 Shares issuable upon the exercise of five (5) year warrants issued pursuant to the confidential investment summary dated July 29, 2005 (the "Private Offering Warrants").

(2)   Includes (i) 28,000 Shares and (ii) 7,000 Shares issuable upon the exercise of Private Offering Warrants.

(3)   Includes (i) 6,000 Shares and (ii) 1,500 Shares issuable upon the exercise of Private Offering Warrants.

(4)   Includes (i) 5,200 Shares and (ii) 1,300 Shares issuable upon the exercise of Private Offering Warrants.

(5)   Includes (i) 8,600 Shares and (ii) 2,150 Shares issuable upon the exercise of Private Offering Warrants.

(6)   Includes (i) 17,000 Shares and (ii) 4,250 Shares issuable upon the exercise of Private Offering Warrants.

(7)   Includes (i) 80,890 Shares and (ii) 20,222 Shares issuable upon the exercise of Private Offering Warrants.

(8)   Includes (i) 188,210 Shares and (ii) 47,053 Shares issuable upon the exercise of Private Offering Warrants. Does not include Performance Capital's holdings through Performance Capital II, L.P.

(9)   Includes (i) 202,200 shares of Common Stock held by Infinity Capital Partners, L.P., (ii) 10,000 Shares held by Shoulda Partners, L.P., and (iii) 2,500 Shares issuable upon the exercise of Private Offering Warrants.

(10)   Includes (i) 10,000 Shares and (ii) 2,500 Shares issuable upon the exercise of Private Offering Warrants.

(11)   Includes (i) 854,700 Shares and (ii) 213,675 Shares issuable upon the exercise of Private Offering Warrants.

(12)   Includes (i) 4,774 Shares of Common Stock owned directly by Mr. Wolpert, and (ii) 1,068 Shares issuable upon the exercise of Private Offering Warrants owned directly by Mr. Wolpert. Does not include Mr. Wolpert's holdings through Belle Harbour.

(13)   Includes (i) 4,774 Shares owned directly by Mr. Wolpert, and (ii) 1,069 Shares issuable upon the exercise of Private Offering Warrants owned directly by Mr. Wolpert. Does not include Mr. Wolpert's holdings through Belle Harbour.

(14)   Includes (i) 4,273 Shares and (ii) 1,068 Shares issuable upon the exercise of Private Offering Warrants.

(15)   Includes (i) 4,273 Shares and (ii) 1,068 Shares issuable upon the exercise of Private Offering Warrants.

(16)   Includes (i) 153,180 shares of Common Stock owned directly by Mr. Granoff; (ii) 3,300 warrants exercisable for five years into one share of Common Stock at an exercise price of $6.70 per share (the "Public Warrants"); (iii) 16,900 Shares owned by the Granoff Family Foundation, a charitable foundation for which Mr. Granoff and his mother and brother are trustees; (iv) 261 Shares held by GCG Associates Inc., a corporation controlled by Mr. Granoff; (v) 78,584 Shares and 500 Public Warrants owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff; (vi) 12,000 Shares and 1,000 Public Warrants owned by J & H Associates Ltd. Pts., a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff; (vii) 67,100 Shares held by Mr. Granoff in various IRA or pension accounts, (viii) 1800 Public Warrants held by Mr. Granoff in various IRA or pension accounts, (ix) 2,500 Shares issuable upon the exercise of Private Offering Warrants held by Mr. Granoff in various IRA or pension accounts, and (x) 26,700 Shares issuable upon exercise of five-year options issued under the 1999 Employee Plan. Excludes (A) 12,937 Shares, and 1,000 Public Warrants owned directly by Leslie Granoff, Mr. Granoff's wife, of which Shares he disclaims beneficial ownership; and (B) 47,855 Shares held by JR Realty Corp., a company owned in part and controlled in part by Mr. Granoff's wife, where Mr. Granoff serves as Treasurer.

(17)   Includes (i) 10,000 Shares owned by Trustar Retirement Services f/b/o Gary C. Granoff, Rollover IRA ("Trustar") and (ii) 2,500 Shares issuable upon the exercise of Private Offering Warrants owned by Trustar.

(18)   Includes (i) 274,210 Shares and (ii) 15,000 Shares issuable upon the exercise of Private Offering Warrants.

(19)   Includes (i) 60,000 Shares and (ii) 15,000 Shares issuable upon the exercise of Private Offering Warrants.

(20)   Includes (i) 34,188 Shares and (ii) 8,547 Shares issuable upon the exercise of Private Offering Warrants.

ITEM 7. USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of the Shares offered by this prospectus. Accordingly, the Company will not receive any proceeds from the sale of Shares.

Of the 1,694,510 Shares covered by this prospectus, 338,902 Shares are issuable upon the exercise of outstanding Private Offering Warrants. We will receive gross proceeds of approximately $2,182,529 if all of these Private Offering Warrants are exercised and the aggregate exercise price is paid in full in cash. We intend to use any gross proceeds received by us upon the exercise of these Private Offering Warrants to fund our ongoing business operations and for other general corporate purposes, as well as to pay down outstanding debt.

ITEM 8. DESCRIPTION OF THE REGISTRANT

General

The Company was formed in 1998 to engage in lending and investment activities, primarily with small and medium-sized businesses, directly and through subsidiaries. On December 16, 1999, Ameritrans acquired Elk Associates Funding Corporation ("Elk") in a one-for-one share exchange in which Elk stockholders received shares of common stock of Ameritrans, and Elk became a wholly-owned subsidiary. Elk is a "small business investment company," or "SBIC," formed in 1979 and licensed by the U.S. Small Business Administration ("SBA") in 1980. The Company's internet site is www.ameritranscapital.com. Ameritrans makes available, free of charge through its internet site its annual report on form 10-K, quarterly reports on form 10-Q, current reports on form 8-K and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Elk makes loans to the owners of taxi cab businesses in the Chicago, New York City, Miami and Boston markets and to other small businesses, using, among other things, taxi medallions as collateral. Loans made to finance the purchase or continued ownership of taxi medallions, taxis and related assets represented approximately 75% of Elk's loan portfolio as of June 30, 2005. Loans made to finance the acquisition and/or operation of other small businesses constitute the balance of Elk's loan portfolio.

From inception through April 2002, the Company's only activity was the operation of Elk. In May 2002, Ameritrans made its first loans to businesses using the proceeds raised from the public offering of 300,000 units. Each unit was comprised of one share of common stock, one share of 9 3/8% cumulative participating preferred stock (face value $12.00) (the "Participating Preferred Stock") and one warrant exercisable into one share of common stock for five (5) years at an exercise price of $6.70 (the "Public Warrant"). The offering was completed in April 2002 (the "Unit Offering"). Both Ameritrans and Elk are registered as business development companies, or "BDCs," under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, Ameritrans and Elk are subject to the provisions of the 1940 Act governing the operations of BDCs. Both companies are managed by their executive officers under the supervision of their Boards of Directors. The executive officers and directors of both Elk and Ameritrans are identical.

In addition, both Ameritrans and Elk have elected to be treated as "regulated investment companies," or "RICs," for tax purposes. Under the Internal Revenue Code, as a RIC, we will generally not be subject to U.S. federal corporate income tax on our investment income if we make qualifying distributions of our income to stockholders. As a RIC we qualify for this treatment as long as we distribute at least 90% of our investment company taxable income to our stockholders as dividends.

Because it is an SBIC, Elk's operations are subject to other restrictions, and all loans and investments must comply with applicable SBA Regulations. For example, the interest rate that Elk can charge, the percentage of any other company it can own, the size of the businesses to which it can make loans, and the length of time to the maturity date are limited by SBA rules. Elk's business is funded by loans from banks and, to a lesser extent, by the proceeds of subordinated debentures issued to the SBA. Ameritrans is not an SBIC and is not subject to SBA regulation.

Current Business Activities

Ameritrans is a specialty finance company that through its subsidiary, Elk makes loans primarily to taxi owners to finance the acquisition and operation of taxi medallions and related assets, and to other small businesses in the New York City, Chicago, Miami and Boston markets. The Company's taxi loan portfolio constitutes approximately 75% of the Company's loan portfolio at June 30, 2005. The Company also makes loans to small businesses. The Company's diversified loan portfolio constitutes approximately 25% of the Company's loan portfolio at June 30, 2005. These diversified loans are generally secured by the business assets of the small businesses, real estate mortgages, or liens on equipment and leaseholds. The Company also makes equity investments on a limited scale. At June 30, 2005, the Company had approximately $900,000 of equity investments.

Ameritrans is registered as a Business Development Company under the Investment Company Act of 1940, as amended (the "1940 Act"). Elk is also registered as a Business Development Company under the 1940 Act. Elk was originally licensed by the US Small Business Administration (the "SBA") as a Minority Enterprise Small Business Investment Company in 1980, but subsequently changed its designation and is presently licensed by the US Small Business Administration as a Small Business Investment Company. Both Ameritrans and Elk file their respective tax returns with the Internal Revenue Service under provisions applicable to being a Regulated Investment Company.

Elk was organized primarily to provide long-term loans to businesses eligible for investments by SBICs under the 1958 Act ("Small Business Concerns"). Elk has made loans for financing the purchase or continued ownership of taxi medallions, taxis and related assets.

Although Elk's certificate of incorporation provides Elk with the authority to invest in the equity capital of Small Business Concerns, Elk makes equity investments in Small Business Concerns on a selective basis, and only to a limited extent. Equity securities in Elk's investment portfolio at June 30, 2005 totaled $354,252 or 0.61% of total assets. Elk may make additional equity investments. However, unless necessary to protect a prior investment of Elk that is at risk, equity investments shall not exceed 20% of Elk's total assets.

Elk has six (6) wholly-owned subsidiaries: EAF Holding Corporation, EAF Enterprises LLC, Medallion Auto Management LLC, EAF Leasing LLC, EAF Leasing II LLC and EAF Leasing III LLC.

EAF Holding Corporation was formed in 1992, and its sole activity is owning and operating certain real estate assets acquired in satisfaction of loans. EAF Enterprises LLC was formed in June 2003 to take title to some of the Company's remaining Chicago foreclosure medallions, and to thereafter lease them to taxi drivers on a 36-month lease. Medallion Auto Management LLC was formed in June 2003 to own taxi vehicles used primary in conjunction with EAF Enterprises LLC's taxi medallion leasing operation. In order to lease the medallions, Medallion Auto Management LLC was formed to purchase taxi vehicles and lease the vehicles to the operators whereby each operator will own the vehicle for a nominal payment at the end of the term of the lease, or have an option to purchase the vehicle for its then unamortized cost. EAF Leasing LLC, EAF Leasing II LLC and EAF Leasing III LLC were formed to take title to approximately 35 foreclosed medallions and lease them to large taxi fleet operators.

A detailed overview of the Company's business is available in the Company's 10-K filed with the SEC on September 28, 2005.

Investment Policies

Elk Investment Policies

The investment policies described below are the fundamental policies of Elk. Under the 1940 Act, these policies may be changed only by the vote of the lesser of (i) a majority of Elk's outstanding Common Stock, or (ii) 67% of the number of shares of Common Stock present in person or by proxy at a stockholder meeting at which at least 50% of the outstanding shares of Common Stock are present. Because Ameritrans is the only stockholder of Elk, we have agreed with the SEC that Elk's fundamental investment policies will be changed only by the vote of the Ameritrans stockholders.

(a) ISSUANCE OF SENIOR SECURITIES. Elk may issue subordinated debentures to the SBA in the maximum amounts permissible under the 1958 Act and the applicable regulations. Elk has no preferred stock authorized.

(b) BORROWING OF MONEY. Elk has the power to borrow funds from banks, trust companies, other financial institutions, the SBA or any successor agency and/or other private or governmental sources, if determined by Elk's Board of Directors to be in its best interests.

(c) UNDERWRITING. Elk has not engaged, and does not intend to engage, in the business of underwriting the securities of other issuers.

(d) CONCENTRATION OF INVESTMENTS. Elk may not concentrate 25% or more of its total assets in securities of issuers in any industry group except the taxi industry. Elk will make at least 25% of its investments for financing the purchase or continued ownership of taxi medallions, taxis and related assets. The balance of its investments includes, and Elk intends to continue to finance, the acquisition and/or operation of other small businesses.

(e) REAL ESTATE. Elk has not engaged, and does not intend to engage, in the purchase and sale of real estate. However, Elk may elect to purchase and sell real estate in order to protect any of its prior investments which it considers at risk.

(f) COMMODITIES CONTRACTS. Elk has not engaged, and does not intend to engage, in the purchase and sale of commodities or commodities contracts.

(g) LOANS. Elk has made, and will continue to make, loans to Small Business Concerns in accordance with the provisions of the 1958 Act and the SBA Regulations.

(h) WRITING OPTIONS. Elk has not engaged, and does not intend to engage, in the writing of options.

(i) SHORT SALES. Elk has not engaged, and does not intend to engage, in short sales of securities.

(j) PURCHASING SECURITIES ON MARGIN. Elk has not engaged, and does not intend to engage, in the purchase of securities on margin.

(k) FUTURES CONTRACTS. Elk has not engaged, and does not intend to engage, in the purchase or sale of futures contracts.

(l) RESTRICTED SECURITIES. Elk may invest up to 100% of its assets in restricted securities.

(m) TYPES OF INVESTMENTS. Although Elk was organized primarily to provide long term loan funds to Small Business Concerns, Elk's certificate of incorporation provides Elk with the authority to invest in the equity capital of Small Business Concerns. Accordingly, Elk may make equity investments in Small Business Concerns if determined by its Board of Directors to be in the best interests of Elk.

(n) MAXIMUM INVESTMENT. Elk will not lend or otherwise invest more than the lesser of (i) 10% of its total assets or (ii) 30% of its paid-in capital attributable to its Common Stock with respect to any one Small Business Concern.

(o) PERCENTAGE OF VOTING SECURITIES. The percentage of voting securities of any one Small Business Concern which Elk may acquire may not exceed 49% of the outstanding voting equities of such Small Business Concern.

(p) MANAGEMENT CONTROL. Elk does not intend to invest in any company for the purpose of exercising control of management. However, Elk may elect to acquire control in order to protect any of its prior investments which it considers at risk.

(q) INVESTMENT COMPANIES. Elk has not invested, and does not intend to invest, in the securities of other investment companies.

(r) PORTFOLIO TURNOVER. Elk intends to make changes in its portfolio when, in the judgment of its Board of Directors, such changes will be in the best interest of our stockholders in light of the then existing business and financial conditions. We do not anticipate that Elk's loan portfolio will realize an annual turnover in excess of 50%, although there can be no assurance with respect thereto.

Ameritrans Investment Policies

Ameritrans' only fundamental policies, that is, policies that cannot be changed without the approval of the holders of a majority of Ameritrans' outstanding voting securities, as defined under the 1940 Act, are the restrictions described below. A "majority of Ameritrans' outstanding voting securities" as defined under the 1940 Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. The other policies and investment restrictions referred to in this registration statement, including Ameritrans' investment objectives, are not fundamental policies of Ameritrans and may be changed by the Board of Directors of Ameritrans without stockholder approval. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of Ameritrans' assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of Ameritrans' acquisition of such security or other asset. Accordingly, any subsequent change in values, assets, or other circumstances will not be considered when determining whether the investment complies with Ameritrans' investment policies and limitations. Ameritrans' fundamental policies are as follows:

(a) Ameritrans will at all times conduct its business so as to retain its status as a BDC under the 1940 Act. In order to retain that status, Ameritrans may not acquire any assets (other than non-investment assets necessary and appropriate to its operations as a BDC) if, after giving effect to such acquisition, the value of its "Qualifying Assets," amount to less than 70% of the value of its total assets. Ameritrans believes that the temporary investments it makes with its funds will generally be Qualifying Assets.

(b) Ameritrans may borrow funds and issue "senior securities" to the maximum extent permitted under the 1940 Act. As a BDC, Ameritrans may issue senior securities if, immediately after such issuance, the senior securities will have an asset coverage of at least 200%. Under the 1940 Act, subordinated debentures issued to or guaranteed by the SBA, the preferred stock issued to the SBA by Elk and Elk's bank borrowings may be considered senior securities issued by Ameritrans requiring asset coverage of 200%; however, pursuant to an Exemptive Order issued by the SEC on December 7, 1999, such debentures, preferred stock and bank borrowings are exempt from the asset coverage requirements of the 1940 Act.

(c) Ameritrans will not (i) underwrite securities issued by others (except to the extent that it may be considered an "underwriter" within the meaning of the Securities Act in the disposition of restricted securities), (ii) engage in short sales of securities, (iii) purchase securities on margin (except to the extent that it may purchase securities with borrowed money), (iv) write or buy put or call options, or (v) engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed loan or investment situations). Ameritrans and Elk may purchase Swaps covering up to 100% of their variable rate debt. In addition, Ameritrans may sponsor the securitization of loan portfolios.

(d) Ameritrans and Elk may originate loans and loans with equity features. To the extent permitted under the 1940 Act and the regulations promulgated thereunder, Ameritrans may also make loans as permitted (i) under its existing stock option plans, (ii) under plans providing for options for disinterested directors that might be adopted by Ameritrans in the future, and (iii) to officers and directors for the purchase of Ameritrans Common Stock.

(e) Ameritrans holds all of the outstanding common stock of Elk and Elk Capital and may organize additional subsidiaries in the future. Ameritrans may acquire restricted securities of small businesses.

RISK FACTORS

You should carefully consider the risk factors set forth below and all other information contained in this prospectus, including the documents incorporated by reference and the matters discussed under "Cautionary Note Regarding Forward-Looking Statements" on page 2 before purchasing or otherwise acquiring the common stock offered hereby. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our Common Stock could decline, and you may lose part or all of your investments.

THE COMPANY'S BUSINESS CONTAINS ELEMENTS OF RISK, ESPECIALLY REGARDING INTEREST RATE FLUCTUATIONS AND PORTFOLIO VALUATIONS.

The Company's business activities contain elements of risk. The securities offered are speculative, involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. The Company considers the principal types of risk to be fluctuations in interest rates and portfolio valuations. The Company values its portfolio of loans and investments at fair value as determined in good faith by the Company's Management and Board in accordance with the Company's valuation policy. Unlike certain lending institutions, the Company is not permitted to establish reserves for loan losses. Without a readily ascertainable market value, the estimated value of the Company's portfolio of investments and loans may differ significantly from the values that would be placed on the portfolio if there existed a ready market for the investments and loans.

IT MAY BE DIFFICULT TO LIQUIDATE THE COMPANY'S INVESTMENTS AT THE MOST ADVANTAGEOUS TIMES.

In addition, the illiquidity of the Company's investments and loan portfolio may adversely affect the Company's ability to dispose of investments or loans at times when it may be advantageous for us to liquidate such investments or loans. Also if the Company was required to liquidate some or all of these items in the portfolio, the proceeds of such liquidation might be significantly less than the current value of such investments or loans.

CHANGES IN INTEREST RATES MAY HAVE A MATERIAL ADVERSE AFFECT ON OUR INCOME.

Because the Company borrows money to make loans and investments, the net operating income is dependent upon the difference between the rate at which the Company borrows funds and the rate at which we loan and invest these funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on the Company's net income. If market rates of interest continue to increase, it will have a negative effect on the Company's interest spread. Although the Company intends to continue to manage its interest rate risk through asset and liability management, including the use of interest rate swaps, general rises in interest rates will tend to reduce its interest rate spread in the short term.

THE COMPANY'S BUSINESS IS AFFECTED BY TAXI INDUSTRY CONDITIONS AND REGULATIONS.

Loans made to finance the purchase or continued ownership of taxi medallions, taxis and related assets represented approximately 75% of the Company's loan portfolio as of June 30, 2005. The taxi industry, and the ability of taxi owners to qualify for and repay loans may be subject to factors that the Company cannot predict or control, such as the following:

- Taxi medallions are the main component of the collateral for the loans that the Company makes to taxi owners. Local governments in New York City and other cities have traditionally issued a limited number of taxi medallions. This generally has had the effect of increasing the value of the existing medallions, although there have been periods when the value of medallions has remained stable or declined. If the number of medallions available in any city is significantly increased, the value of both the new and outstanding medallions may decrease which, in turn, would decrease the value of the collateral for the Company's loans.

- Taxi fare rates and regulations are generally set by local government agencies, and rates may remain fixed at a time when operating expenses are increasing. As a consequence, in the short term, taxi operators may find it more difficult to cover their expenses and to service their loans from us. This could adversely affect the collectibility of the Company's loans and the value of our collateral.

THE COMPANY MAY BE NEGATIVELY AFFECTED BY ANY DOWNTURN IN LOCAL ECONOMIC CONDITIONS.

Any downturn in local economic conditions in the company's geographic markets could decrease the demand for taxi services. If that happens, taxi owners who currently have loans from Elk could find it more difficult to repay their loans and the value of the medallions, the taxis and the other assets securing those loans could be diminished.

THE COMPANY OPERATES IN A HIGHLY COMPETITIVE INDUSTRY.

The Company competes with many other lenders, such as banks, credit unions, finance companies and other SBICs that offer loans to owners of taxi medallions and other small businesses. Many of the Company's competitors, including certain other lenders that specialized in making loans to the taxi industry, are significantly larger than the Company is and may, as a result, be able to obtain more favorable terms from their financing sources than the Company can obtain from its banks. If the Company's competitors can lend at rates lower than the Company can, it will be at a competitive disadvantage. The Company also will be competing with lenders who may have significantly more expertise in evaluating small businesses in other industries and providing managerial assistance to borrowers, which may make them more attractive to potential small business borrowers. In addition, some of the Company's competitors are subject to different and in some cases less stringent regulation than the Company is.

LEVERAGE MAY INCREASE THE VOLATILITY OF THE COMPANY'S NET ASSET VALUE AND THE MARKET PRICE OF ITS COMMON STOCK.

Leverage poses certain risks for the Company's stockholders, including possible higher volatility of both the Company's net asset value and the market price of the Common Stock, due to the following factors, among others:

- Since the Company must pay interest to lenders before it can distribute any income to the Company's stockholders, fluctuations in the interest rates payable to the lenders affect the yield to the Company's stockholders. Income the Company earns from operations and from lending borrowed funds must exceed the interest the Company must pay on such borrowed funds in order for there to be income available for distribution to stockholders.

- The high rate of distribution of investment company taxable income required to maintain the Company's tax status as a RIC limits the funds that can be retained in the business to cover periods of loss, provide for future growth and pay for extraordinary items.

- In the event of a liquidation, the Company's lenders and other creditors would have to be paid before any distribution could be made to stockholders.

The following table illustrates the effect of leverage to a security holder, assuming the Company's cost of funds at December 31, 2005, as described above and various annual rates of return, net of expenses. The calculations set forth in the table are hypothetical and actual returns may be greater or less than those appearing below

Assumed return on investments (net of expenses)(1)		-10%	-5%	0%	5%	10%
Corresponding net return to common stockholders(1)		-15.2%	-9.87%	-4.53%	.81%	6.15%

(1) Assumes (i) $56.4 million in average assets, (ii) an average cost of funds of 5.54%, (iii) $37.1 million in average debt outstanding, (iv) $18.5 million of average stockholders equity and (v) preferred dividends assumed of $337,500.

These figures are as of December 31, 2005, as reported on the Company's 10-Q filing for October 1 – December 31, 2005.

THE COMPANY'S BORROWERS FOR NON-TAXI, DIVERSIFIED LOANS ARE SMALL BUSINESS THAT HAVE LIMITED FINANCIAL AND PERSONNEL RESOURCES.

The Company's non-taxi, diversified loans are not guaranteed by the SBA, and its borrower base consists primarily of small business owners who have limited resources. There is generally no publicly available information about such small business owners, and these small businesses are unlikely to have audited financial statements. Consequently, the Company must base its credit decisions on the information its employees and agents are able to obtain. Typically, the success of small businesses and their ability to repay the Company loans are dependent upon the management talents and efforts of one person or a small group of persons, and the death, disability or resignation of one or more of these persons could have a serious effect on their business and make it more difficult for them to repay the Company's loans. Moreover, small businesses may be more vulnerable to economic downturns and often need substantial additional capital to expand or compete. Such companies may also experience substantial variations in operating results.

THE COMPANY HAS EXPERIENCED LOSSES IN CONNECTION WITH ITS DIVERSIFIED LOANS, AND MAY BE REQUIRED TO INCREASE ITS RESERVES IN THE FUTURE.

Elk has in the past realized losses of principal on its diversified loans. These loans typically carry more risk than taxi loans because the loan collateral is generally not as valuable or liquid as the medallions and taxis that are the collateral for taxi loans. Consequently, as the Company increases non-taxi diversified loans, its risk of losses of principal may increase. The Company must continuously review its loan portfolio to assess the performance of all its loans. Losses in connection with any type of loan might require the Company to adjust the market valuation of its loan portfolio and increase its reserves.

VARIOUS FACTORS MAY NEGATIVELY AFFECT THE COMPANY'S PORTFOLIO VALUATION.

Under the 1940 Act, the Company's loan portfolio must be recorded at fair market value or "marked to market." Unlike certain lending institutions, the Company is not permitted to establish reserves for loan losses, but adjust quarterly the valuation of its portfolio to reflect its estimate of the current realizable value of the loan portfolio. Since no ready market exists for this portfolio, fair market value is subject to the good faith determination of the Company's management and the approval of its Board of Directors. In determining such value various factors may be taken into consideration such as the financial condition of the borrower, the adequacy of the collateral and interest rates. For example, in a period of sustained increases in market rates of interest, the Board of Directors could decrease its valuation of the portfolio because the portfolio consists primarily of fixed-rate loans. These fair valuation procedures are designed to approximate the value that would have been established by market forces and are therefore subject to uncertainties and variations from reported results. Based on the foregoing criteria, we determine net unrealized depreciation or appreciation of investments, or the amount by which the Company's estimate of the current realizable value of our portfolio is above or below its cost basis. As of December 31, 2005, the Company's loan portfolio was recorded on the balance sheet at fair market value, which included $225,000 of net unrealized depreciation, as estimated in accordance with the 1940 Act.

Based upon current market conditions and current loan to value ratios, the Board of Directors believes that the net unrealized depreciation of investments is adequate to reflect the fair market value of the portfolio. However, if interest rates increase, net unrealized depreciation of investments could increase, and net increase in net assets resulting from operations could decline. Because of the subjectivity of these estimates, there can be no assurance that in the event of a foreclosure or in the sale of portfolio loans, the Company would be able to recover the amounts reflected on its balance sheet.

THE COMPANY MAY ENCOUNTER DIFFICULTIES IN MAKING ACQUISITIONS ON FAVORABLE TERMS AND INTEGRATING ACQUISITIONS INTO OUR OPERATIONS.

The Company intends to expand its business in part by acquiring other taxi-related businesses or other finance companies or loan portfolios in its existing markets as well as in new geographic markets. The Company will have to identify companies that it believes will add value to its operations and negotiate the terms on which the Company can acquire these companies. It is likely that potential acquisition targets may also be attractive to others, who may be able to offer more favorable terms than the Company can. The Company may use Common Stock (which could result in dilution to purchasers of Common Stockholders) or debt (which may be long-term), or use any combination of Common Stock and debt to make acquisitions. There can be no assurance that the Company will successfully identify and acquire other companies or that any acquisitions the Company makes will ultimately add to its profitability.

The Company has not had any prior experience in making acquisitions and integrating other companies into its operations. Corporate acquisitions entail risks that may include the following, among others:

- The Company may encounter undisclosed liabilities in acquired entities.

- The Company may have to deal with issues associated with entry into markets that are new to it, such as reliance on new personnel.

- Difficulties may arise in integrating the acquired operations or managing problems due to sudden increases in the size of the Company's loan portfolio, and it may be required to modify its operating systems and procedures, hire additional staff, obtain and integrate new equipment and complete other tasks to assimilate new and increased business activities.

RISKS ASSOCIATED WITH DISTRIBUTION REQUIREMENTS AND LEVERAGE.

Ameritrans and Elk have each qualified as a regulated investment company (a "RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). In any year in which these companies qualify under Subchapter M, they generally will not be subject to federal income tax on investment company taxable income (which includes, among other things, dividends and interest reduced by deductible expenses) that they distribute to stockholders, provided they distribute at least 90% of the investment company taxable income to their stockholders. In addition to the distribution requirement, to qualify as RICs, Elk and Ameritrans must also meet certain income and diversification requirements.

However, the 1940 Act contains certain asset coverage ratio requirements applicable to investment companies that use leverage, as Elk does and Ameritrans intends to do. Because Elk is an SBIC, it is exempt from these requirements, but Ameritrans will be subject to them. These asset coverage requirements could, under certain circumstances, prohibit Ameritrans from making distributions that are necessary to maintain RIC status. In addition, the asset coverage and distribution requirements limit our ability to retain earnings, establish loss reserves, provide for future growth, and pay for extraordinary items, such as the repayment of debt principal. Qualification as a RIC under Subchapter M is determined on an annual basis and, although Ameritrans and Elk are currently qualified as RICs, the Company cannot be sure that they will each continue to qualify for such treatment. If they were to elect not to be treated as RICs, or were to fail to qualify for RIC status for any reason, their respective incomes would become fully taxable, and a substantial reduction in the amount of income available for distribution to Ameritrans and its stockholders would result.

The Small Business Investment Act of 1958 (the "1958 Act") and regulations thereunder (the "SBA Regulations") govern the activities of SBICs and under certain circumstances may have the effect of restricting distributions by SBICs, such as Elk. The SBA has made loans to Elk, and Elk has issued debentures in the amount of those loans to the SBA. Under the SBA Regulations, Elk is required to pay any interest due to the SBA on a timely basis. Historically, Elk has made timely payment of interest due to the SBA. However, if Elk were unable to do so in the future for any reason at a time when it had investment company taxable income, it could be prohibited by SBA Regulations from making the distributions necessary to maintain its qualification as a RIC. Under such circumstances, in order to comply with the SBA Regulations and the RIC distribution requirements, Elk would have to request and receive a waiver of the SBA's restrictions. In the absence of a waiver, compliance with the SBA Regulations could result in loss of RIC status by both Elk and Ameritrans, and the consequent imposition of corporate tax on both companies.

In addition, Elk must comply with certain covenants contained in its loan agreements with its banks. If the Company does not comply with these covenants and does not obtain waivers from the banks should a default occur and remain continuing, Elk could be prohibited from paying dividends. If Elk were unable to remedy the default and distribute its income to its stockholder, Ameritrans, both Elk and Ameritrans would lose their RIC status and be subject to corporate taxes.

RISKS ASSOCIATED WITH DIVERSIFICATION REQUIREMENTS.

The Company intends to continue to pursue an expansion and diversification strategy in its loan and investment business, and believe that there are growth opportunities in the areas of small and medium-sized businesses. However, the asset diversification requirements under the Internal Revenue Code could restrict such expansion. These requirements provide, in part, that not more than 25% of the value of a RIC's total assets may be invested in the securities (other than U.S. Government securities or securities of other RICs) of any one issuer or two or more issuers controlled by such RIC that are engaged in similar or related trades or businesses. Our investment in Elk will not be subject to this diversification test so long as Elk is a RIC. However, our investment in Elk Capital and any other subsidiaries may be subject to this test. The test is initially calculated at the time the assets are acquired; however, subsequent growth of a non-RIC subsidiary, if internally generated (as opposed to growth via acquisitions), will not violate the diversification requirement even if it represents in excess of 25% of Ameritrans' total assets. If Ameritrans fails the diversification test at any time in the future, it would lose its RIC status, with the consequences described above. Accordingly, the Company's maintenance of RIC status could limit its ability to expand and diversify its business. The Company's principal focus will be to expand its business through internally generated growth and only to consider an acquisition if, giving effect to the acquisition, the Internal Revenue Code's diversification requirements would be met.

THE COMPANY'S SUCCESS IS DEPENDENT UPON ITS MANAGEMENT, PARTICULARLY GARY C. GRANOFF.

The Company's ability to maintain its competitive position depends on retaining the services of its senior management. The loss of the services of one or more members of senior management could have a material adverse effect on the Company. In particular, the Company is largely dependent on the continued efforts of Gary C. Granoff, President and Chairman of the Board of Directors, Ellen M. Walker, Executive Vice President and a Director, and Lee A. Forlenza, Senior Vice President. The Company is the beneficiary of a "key person" life insurance policy on the life of Mr. Granoff. The proceeds of this policy have been assigned to the Company's banks as additional collateral for its loans.

THE MARKET PRICE OF THE COMMON STOCK WILL FLUCTUATE, AND COULD FLUCTUATE SIGNIFICANTLY.

The Ameritrans Common Stock is listed on the NASDAQ Capital Market under the symbol "AMTC."

The market price of the Common Stock will fluctuate, and could fluctuate significantly, in response to various factors and events, including the following:

- The liquidity of the market for the Common Stock;

- Differences between the Company's actual financial or operating results and those expected by investors and analysts;

- Changes in analysts' recommendations or projections;

- New statutes or regulations or changes in interpretations of existing statutes and regulations affecting the Company's business;

- Changes in general economic or market conditions;

- Changes in interest rates; and

- Broad market fluctuations.

ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR FORECAST IN THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS.

This Prospectus contains forward-looking statements that have been made under the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but, rather, are based on current expectations, estimates, and projections about the Company's industry, its beliefs, and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance, and are subject to certain risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecast in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this Prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's management's view only as of the date of this Prospectus. The Company undertakes no obligation to update these statements or publicly release the result of any revisions to the forward-looking statements that the Company may make to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

SHARE PRICE DATA

The Elk Common Stock was listed on the NASDAQ SmallCap Market on June 22, 1998, under the symbol EKFG, prior to which it had traded in the "pink sheets." Since December 16, 1999, when Ameritrans acquired Elk, its Common Stock has been listed on the NASDAQ Capital Market (f/k/a the NASDAQ Small Cap Market) under the symbol AMTC.

The following table shows the high and low sale prices per share of Common Stock as reported by NASDAQ, for each quarter in the fiscal years ended June 30, 2004 and June 30, 2005 and fiscal year 2006 to date. No dividends were declared on our Common Stock.

Ameritrans	High	Low
Fiscal 2004		
1st Quarter	5.06	4.16
2nd Quarter	4.90	4.02
3rd Quarter	4.69	3.95
4th Quarter	5.70	4.01
Fiscal 2005		
1st Quarter	5.25	4.06
2nd Quarter	5.90	4.36
3rd Quarter	7.00	4.26
4th Quarter	8.50	4.53
Fiscal 2006		
1st Quarter	6.67	4.36
2nd Quarter	7.10	4.70
3rd Quarter (as of 3/7/2006)	6.05	5.00

CERTAIN SUBSIDIARIES

Elk is a wholly-owned SBIC subsidiary of the Company. Elk is regulated as a business development company under the 1940 Act, but as a wholly-owned subsidiary, does not make separate filings with the SEC. Ninety three percent of the Company's assets are invested in Elk. Elk has six (6) wholly-owned subsidiaries: EAF Holding Corporation, EAF Enterprises LLC, Medallion Auto Management LLC, EAF Leasing LLC, EAF Leasing II LLC and EAF Leasing III LLC. Elk's business and operations are described above in the "Certain Business Activities" section. Please review the "Risk Factors" section for a discussion of risks relating to Elk's business, in particular the special risks of investing in a portfolio heavily invested in securities of small and developing or financially troubled businesses.

ITEM 9. MANAGEMENT

The Company's Board of Directors (the "Board") and officers are responsible for all major decisions regarding the Company's business. Our directors are actively involved in the oversight of our affairs, including financial and operational issues, credit and loan policies, asset valuation, and strategic direction. The Company has no investment advisers. Additional information regarding compensation of officers and directors is set forth in the Company's 10-K filed with the SEC on September 28, 2005.

The following table sets forth certain information concerning the Company's directors and executive officers:

NAME	POSITION
Gary C. Granoff(1)	President, CEO, CFO and Chairman of Board of Directors
Ellen M. Walker(1)	Executive Vice President and Director
Steven Etra(1)	Vice President and Director
Michael Feinsod (1)	Director
Allen Kaplan	Director
John R. Laird	Director
Howard F. Sommer	Director
Wesley Finch	Director
Ivan Wolpert	Director
Murray A. Indick(1)	Nominee to the Board of Directors
Heidi J. Sorvino	Nominee to the Board of Directors
Lee A. Forlenza	Senior Vice President
Silvia M. Mullens	Vice President
Margaret Chance	Vice President and Secretary

(1) As a BDC under the 1940 Act, a majority of the directors of both Ameritrans and Elk are required to be individuals who are not "interested persons" of the Company. Gary C. Granoff, Ellen M. Walker, Steven Etra, Murray A. Indick and Michael Feinsod are each "interested persons" with respect to both Ameritrans and Elk, as such term is defined in the 1940 Act.

Special Compensation Plans Available to Management

Ameritrans and Elk have a policy of paying their directors who are not employees fees for each meeting attended. Since September 24, 2004, Eligible Directors have been paid a fee of $1,000 for each meeting attended. Prior to September 24, 2004, Eligible Directors were paid $750 for each meeting attended. Since July 1, 1996, non-employee directors have been paid annual fees of $2,000 per year in addition to the fees paid for each meeting attended. As of September 24, 2004, Ameritrans began paying the Audit Committee a fee for each committee meeting attended. Regular members of the Audit Committee are paid $1,000 for each meeting, and the head of the Audit Committee receives $1,250 for each meeting. Fees and expenses paid to non-employee directors were, in the aggregate, $29,750 for the year ended June 30, 2002, $36,250 for the year ended June 30, 2003, $32,500 for the year ended June 30, 2004, and $31,250 for the year ended June 30, 2005.

Compensation Philosophy

The objectives of Ameritrans' executive compensation program are to establish compensation levels designed to enable Ameritrans to attract, retain and reward executive officers who contribute to the long-term success of Ameritrans so as to enhance stockholder value. The Board of Directors, based on recommendations from the Compensation Committee, consisting of non-interested directors, makes decisions regarding executive compensation, including annual base salaries and bonus awards. The 1999 Employee Plan Committee, consisting of non-interested directors, makes recommendations to the Board each year regarding stock option grants. Option grants are key components of the executive compensation program and are intended to provide executives with an equity interest in Ameritrans so as to link a meaningful portion of the compensation of Ameritrans' executives with the performance of Ameritrans' Common Stock.

Ameritrans' executive compensation philosophy is based on the belief that competitive compensation is essential to attract, motivate and retain highly qualified and industrious employees. Ameritrans' policy is to provide total compensation that is competitive for comparable work and comparable corporate performance. The compensation program includes both motivational and retention-related compensation components. Bonuses may be included to encourage effective performance relative to current plans and objectives. Stock options are included to help retain productive people and to more closely align their interest with those of stockholders.

In executing its compensation policy, Ameritrans seeks to relate compensation with Ameritrans' financial performance and business objectives, reward high levels of individual performance and tie a significant portion of total executive compensation to both the annual and long-term performance of Ameritrans. While compensation survey data are useful guides for comparative purposes, Ameritrans believes that a successful compensation program also requires the application of judgment and subjective determinations of individual performance, and to that extent the Board of Directors applies judgment in reconciling the program's objectives with the realities of retaining valued employees.

Executive Compensation Program

Annual compensation for Ameritrans' executives consists of two principal elements: cash compensation, consisting of salaries, bonuses and contributions from the Simplified Employee Pension Plan, and stock options. We have entered into employment agreements with six of our employees; details of these agreements are available in the Company's 10-K filed with the SEC on September 28, 2005, and in Part B Item 18 herein.

Cash Compensation

In setting the annual base salaries pursuant to the terms of the employment agreements for Ameritrans' executives, the Compensation Committee reviews the aggregate salary and bonus compensation for individuals in comparable positions with other companies, including competitors of Ameritrans, and adjusts such amounts to reflect individual performance. Many of these companies are specialty finance companies. Ameritrans also regularly compares the salary levels of its executive officers with other leading companies.

Bonuses are based on a review and evaluation of the performance of the activity for which the executive has responsibility, the impact of that activity on Ameritrans and the skills and experience required for the job, coupled with a comparison of these elements with similar elements for other executives both inside and outside Ameritrans.

Stock Option Plans

The descriptions of the 1999 Employee Plan and the Director Plan set forth below are qualified in their entirety by reference to the text of the plans.

1999 EMPLOYEE PLAN

An employee stock option plan (the "1999 Employee Plan") was adopted by the Ameritrans Board of Directors, including a majority of the non-interested directors, and approved by a stockholder vote, in order to link the personal interests of key employees to our long-term financial success and the growth of stockholder value. An amendment to the 1999 Employee Plan was approved by the shareholders in January 2002. The amendment increased the number of shares reserved under the plan from 125,000 to 200,000 shares.

The 1999 Employee Plan authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code for the purchase of an aggregate of 200,000 shares (subject to adjustment for stock splits and similar capital changes) of common stock to our employees. By adopting the 1999 Employee Plan, the Board believes that we will be better able to attract, motivate, and retain as employees people upon whose judgment and special skills our success in large measure depends. On October 29, 2004, options to purchase an aggregate of 20,450 shares of Common Stock exercisable at $4.50 per share were granted to certain officers of Ameritrans. On the same date, Gary C. Granoff was granted options to purchase 13,350 shares of Common Stock exercisable at $4.95 per share. All of these options expire on October 29, 2009. On May 27, 2005, options to purchase an aggregate of 70,000 shares of Common Stock exercisable at $8.88 per share were cancelled pursuant to a unanimous written consent of the Board and consent of each option holder. On December 28, 2005, options to purchase an aggregate of 20,450 shares of Common Stock exercisable at $5.56 per share were granted to certain officers of the Company. On the same date, Gary C. Granoff[1] was granted options to purchase 13,350 shares of Common Stock exercisable at $6.12 per share. These options expire on December 28, 2010. As of March 13, 2006, options to purchase an aggregate of 67,600 shares of Common Stock were outstanding, and 132,400 shares of Common Stock were available for future award under the 1999 Employee Plan.

The 1999 Employee Plan is administered by the 1999 Employee Plan Committee of the Board of Directors, which is comprised solely of non-employee directors (who are "outside directors" within the meaning of Section 152(m) of the Internal Revenue Code and "disinterested persons" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act")). The committee can make such rules and regulations and establish such procedures for the administration of the 1999 Employee Plan as it deems appropriate.

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[1] Due to Mr. Granoff's share ownership percentage, his stock option grant exercise price represents 110% of the last sales price on the day before the grant.

NON-EMPLOYEE DIRECTOR PLAN

A stock option plan for non-employee directors (the "Director Plan") was adopted by the Ameritrans Board of Directors and approved by a stockholder vote, in order to link the personal interests of non-employee directors to our long-term financial success and the growth of stockholder value. The Director Plan is substantially identical to, and the successor to, a non-employee director stock option plan adopted by the Board of Directors of Elk and approved by its stockholders in September 1998 (the "Elk Director Plan"). Ameritrans and Elk submitted an application for, and received on August 31, 1999, an exemptive order relating to these plans from the SEC. The Director Plan was amended by the Board of Directors on November 14, 2001 and approved by the shareholders at the Annual Meeting on January 18, 2002. The amendment is still subject to the approval of the Securities and Exchange Commission. The amendment (i) increases the number of shares reserved under the plan from 75,000 to 125,000 and (ii) authorizes the automatic grant of an option to purchase up to 1,000 shares at the market value at the date of grant to each eligible director who is re-elected to the Board of Directors.

The Director Plan provides for the automatic grant of options to directors who are not employees, officers or interested persons of the Company (an "Eligible Director") who are elected and serve one year on the Board of Directors. By adopting the Director Plan, the Board believes that the Company will be better able to attract, motivate, and retain as directors people upon whose judgment and special skills our success in large measure depends. The goal, policy, and purpose of the Director Plan is to attract, motivate and retain as directors, individuals upon whose judgment and special skills the Company's success depends. As such, the Director Plan, in an effort to retain these individuals serving on the Board, allows for automatic grants of new options under the Plan, upon expiration of the initial five (5) year term. Upon expiration of these options, and with approval of the Board, new options may be automatically granted to the Directors, with an exercise price equal to the last sales price as of the close of business on date of expiration.

The total number of shares for which options may be granted from time to time under the Director Plan is 75,000 shares, which will be increased to 125,000 shares upon SEC approval of the Amended Director Plan. As of March 13, 2006, options to purchase an aggregate of 36,937 shares were outstanding and 38,063 were available for future award. On August 31, 2004, options to purchase an aggregate of 11,112 shares of common stock, exercisable at $9.00 per share expired. Pursuant to the automatic grant provisions of the Director Plan, on the same date the options expired, options to purchase an aggregate of 20,040 shares of Common Stock exercisable at $4.99 per share were granted. On January 12, 2005, options to purchase an aggregate of 11,112 shares of Common Stock, exercisable at $9.00 per share expired. On the same date, options to purchase an aggregate of 16,000 shares of Common Stock exercisable at $6.25 per share were granted pursuant to the automatic grant provisions of the Director Plan. On January 16, 2006, 10,020 options were cancelled because a Director resigned and opted not to exercise. The Director Plan is administered by a committee of directors who are not eligible to participate in the Director Plan.

Management of Company Investments

The Board and officers of the Company, collectively, are responsible for the day-to-day management of the Company's portfolio. The following biographies describe the title, length of service and business experience of each member of the Board (each "Director") and each officer. The SAI provides additional information about the Directors and officers' compensation, other accounts managed by Directors and officers, and each Director or officers' ownership of securities of the Company.

Gary C. Granoff, age 57, has been President and a director of Ameritrans since its formation and of Elk since its formation in July 1979 and Chairman of the Board of Directors since December 1995. Mr. Granoff has been a practicing attorney for the past 32 years and is presently an officer and stockholder in the law firm of Granoff, Walker & Forlenza, P.C. Mr. Granoff is a member of the bar of the State of New York and the State of Florida and is admitted to the United States District Court of the Southern District of New York. Mr. Granoff is also President and a stockholder of GCG Associates, Inc. ("GCG"), Elk's former investment adviser. He has served as President and the sole stockholder of Seacrest Associates, Inc., a hotel operator, since August 1994. Mr. Granoff has also been a director of Titanium Holdings Group, Inc., formerly known as Enviro-Clean of America, Inc. from September 1999 through May 2003. In February 1998, Mr. Granoff was elected to and served as a trustee on the Board of Trustees of The George Washington University for a term which expired on June 30, 2003. In June 2005, Mr. Granoff was re-elected to and currently serves as, a trustee on the Board of Trustees of the George Washington University for a term which expires in June 2009. Mr. Granoff also serves as a Trustee of the Parker Jewish Institute for Healthcare and Rehabilitation. Mr. Granoff holds a Bachelor of Business Administration degree in Accounting and a Juris Doctor degree (with honors) from The George Washington University.

Ellen M. Walker, age 50, has been a Vice President, and a director of Ameritrans since its formation and a Vice President and General Counsel of Elk since July 1983. In August 2000, Ms. Walker was elected to be the Executive Vice President of the Company. She was a director of Elk from July 1983 to August 1994, and has been a director of Elk since 1995. Ms. Walker has been a practicing attorney for more than twenty-five years and she is presently an officer and stockholder in the law firm of Granoff, Walker & Forlenza, P.C. Ms. Walker is a member of the Bar of the State of New

York and she is admitted to the United States District Court of the Southern District of New York. Since August 1983 Ms. Walker has been Vice President of GCG. Since June 1996 Ms. Walker has been a director, Vice President and General Counsel of Gemini Capital Corporation. Ms. Walker received a Bachelor of Arts degree from Queens College and obtained her Juris Doctor degree with honors from Brooklyn Law School.

Steven Etra, age 56, has been a Vice President and a director of Ameritrans since its inception, a Vice President of Elk since January 1999, and a director of Elk since November 1995. Mr. Etra has been Sales Manager since 1975 of Manufacturers Corrugated Box Company, a company owned by Mr. Etra's family for more than seventy-five years. Mr. Etra has also been a director of Titanium Holdings Group, Inc., formerly known as Enviro-Clean of America, Inc. since March 1999. Mr. Etra has extensive business experience in investing in emerging companies.

Michael Feinsod, age 35, was appointed to the Board on December 21, 2005. Since 1999, Mr. Feinsod has been a managing member of Infinity Capital, LLC, an investment management company which beneficially owns 5.94% of the outstanding Shares of the Company. From 1997 to 1999, Mr. Feinsod worked as an analyst and portfolio manager for Mark Boyar & Company, Inc. Mr. Feinsod is admitted to practice law in New York and was an associate in the corporate law department of Paul, Hastings, Janofsky & Walker LLP from 1996 to 1997. Mr. Feinsod previously served on the Board of Directors of Asta Funding, Inc., a consumer receivable asset management company. Mr. Feinsod holds a Juris Doctorate degree from Fordham University School of Law and a Bachelor of Arts from George Washington University.

Allen Kaplan, age 55, has been a director of Ameritrans since its inception and a director of Elk since November 1995. Mr. Kaplan has been since November 1986, Vice President and Chief Operating Officer of Team Systems, Inc., a company which manages and operates more than 200 New York City medallion taxis. Mr. Kaplan is currently Vice President of the Metropolitan Taxicab Board of Trade, a trade association consisting of 22 member fleets representing 1,200 New York City medallions.

John R. Laird, age 63, has been a director of Ameritrans and of Elk since January 1999. Mr. Laird has been a private investor since 1994, when he retired from Shearson Lehman Brothers Inc. ("Shearson"). Mr. Laird served as President and Chief Executive Officer of the Shearson Lehman Brothers Division of Shearson and as a member of the Shearson Executive Committee from 1992 to 1994. Mr. Laird was also Chairman and Chief Executive Officer of The Boston Company, a subsidiary of Shearson, from 1990 until its sale by Shearson in 1993. From 1977 to 1989 Mr. Laird was employed by American Express in various capacities including Senior Vice President and Treasurer. Mr. Laird received a B.S. in finance and an M.B.A. from Syracuse University and attended the Advanced Management Program at Harvard Business School.

Howard F. Sommer, age 65, has been a director of Ameritrans and of Elk since January 1999. Mr. Sommer is currently Chief Administrative Officer and Chief Financial Officer of Circa Inc., a nationally-based buyer of pre-owned jewelry. Mr. Sommer was President and Chief Executive Officer of New York Community Investment Company L.L.C., an equity investment fund providing long-term capital to small businesses throughout the State of New York, from 1995 to 2005. Mr. Sommer was President of Fundex Capital Corporation from 1978 to 1995, President of U.S. Capital Corporation from 1973 to 1995, worked in management consulting from 1971 to 1973 and held various positions at IBM and Xerox Corporations from 1962 to 1971. Mr. Sommer was also a member of the board for the National Association of Small Business Investment Companies, serving on its executive committee from 1989 to 1993 and as Chairman of the Board in 1994. He received a B.S. in electrical engineering from City College of New York and attended the Graduate School of Business at New York University.

Wesley Finch, age 58, was elected to the Board of Directors September 2002. Mr. Finch is the principal of The Finch Group, a real estate development and management company, specializing in the management, restructuring and revitalization of affordable, subsidized and assisted housing. Over the last 20 years, The Finch Group has developed, or advised government entities, on more than $1.5 billion of low-income housing. During 1992-1993, Mr. Finch served as a member of President Clinton's transition team at the U.S. Department of Housing and Urban Development. Previously, Mr. Finch served as Finance Chairman for U.S. Senator John F. Kerry's 1984 campaign, and as the Chairman of Senator Kerry's successful 1990 and 1996 campaigns. In addition, during 1987-1988, Mr. Finch was the National Coordinating Chairman of the Democratic Senatorial Campaign Committee, a legal extension of the U.S. Senate. Mr. Finch earned his bachelors degree in accounting from the Bernard M. Baruch School of the City College of New York, and is a non-practicing certified public accountant (CPA).

Ivan J. Wolpert, age 40, was appointed to the Board on December 21, 2005. Mr. Wolpert is a principal and founder of Belle Harbour Capital, LLC, a real estate fund that has extended over $20 million of loans to builders throughout New York and New Jersey. He has substantial experience in all aspects of the real estate industry and currently owns over 600 residential units and 285,000 square feet of commercial property. After graduating from law school, he practiced real estate law for 11 years and completed his legal career as Of Counsel at Paul, Hastings, Janofsky & Walker LLP. During the past three years Mr. Wolpert has acquired over 300 residential units and 200,000 square feet of commercial office space and was the recipient of the Associated Builders and Owners of Greater New York's 2004

Management Company of the Year award. Mr. Wolpert holds a Juris Doctorate degree from St. John's University and a Bachelor of Arts from Tufts University.

Lee A. Forlenza, age 48, currently is the Senior Vice President of Ameritrans and ELK. He has been a Vice President of Ameritrans since its formation and a Vice President of Elk since March 1992. Until December 21, 2005, Mr. Forlenza served as a director of both Ameritrans and Elk. In August 2000, Mr. Forlenza was elected to be Senior Vice President of the Company. Mr. Forlenza has been a practicing attorney since February 1983 and is presently an officer and stockholder in the law firm of Granoff, Walker & Forlenza, P.C. Mr. Forlenza has also been Vice President, Secretary and a director of Gemini since June 1996. Mr. Forlenza was Vice President of True Type Printing, Inc. from 1976-1995 and has been President since May 1995. From 1983 through 1986 Mr. Forlenza was an attorney with the SBA. Mr. Forlenza graduated Phi Beta Kappa from New York University and obtained his Juris Doctor degree from Fordham University School of Law.

Silvia Maria Mullens, age 54, has been a Vice President of Ameritrans since its inception, a Vice President of Elk since 1996, and the Loan Administrator of Elk since February 1994. Prior to joining Elk, she was the Legal Coordinator for Castle Oil Corporation from September 1991 through June 1993 and from June 1993 through January 1994, a legal assistant specializing in foreclosures in the law firm of Greenberg & Posner. Ms. Mullens received a B.A. from Fordham University and an M.B.A. from The Leonard Stern School of Business Administration of New York University.

Margaret Chance, age 51, has been Secretary of Ameritrans since its inception and has been Secretary of Elk and involved in loan administration since November 1980. In August 2000, Ms. Chance was elected to be a Vice President of the Company. Ms. Chance is the office manager of Granoff, Walker & Forlenza, P.C. and has served as the Secretary of GCG, since January 1982. Ms. Chance holds a paralegal certificate.

On December 19, 2005, upon the recommendation of all of the Disinterested Directors, the Board approved increasing the size of the Board from nine (9) directors to eleven (11) directors. Upon the recommendation of all of the Disinterested Directors, the Board nominated following individuals stand for election to the Board at the next Annual Meeting of Shareholders of the Company.

Murray A. Indick, age 46, is a nominee to the Board. Mr. Indick is a co-founder of Prides Capital Partners, LLC, an investment firm specializing in strategic block, activist investing in the small- and micro-cap arena. Prior to joining Prides Capital, Mr. Indick was partner/general counsel at Blum Capital, which he joined in 1997. Prior to joining Blum Capital, Mr. Indick was a partner in the Washington, D.C., office of Dechert Price & Rhoads. Mr. Indick practiced law for 10 years with Wilmer, Cutler & Pickering in Washington, D.C. Mr. Indick earned a B.A. from the University of Pennsylvania and a J.D. from the Georgetown University Law Center.

Heidi J. Sorvino is a nominee to the Board. Ms. Sorvino is a Member in the Financial Restructuring and Bankruptcy Group at Arent Fox PLLC. Ms. Sorvino represents secured creditors, creditors committees and debtors and has handled various bankruptcy situations including cash collateral orders, debtor-in-possession financing, automatic stay relief, plan negotiations, sales of assets, preference and fraudulent conveyance actions and trading in claims. Ms. Sorvino is a member in the American Bankruptcy Institute and the American Bar Association. Ms. Sorvino is also an active member of the International Women's Insolvency and Restructuring Confederation. Ms. Sorvino holds a Juris Doctorate degree from St. John's University, a Masters of Social Work degree from New York University Graduate School of Social Work, and a Bachelor of Arts from Hamilton College.

Custodians

The Company's transfer agent and dividend paying agent is Continental Stock Transfer and Trust Company, having an address at 17 Battery Place South, 8th Floor, New York, New York 10004. The Company does not have a custodian.

Expenses

Please see the table on page C-4 which outlines expenses. The offering expenses are not being amortized by the Company.

ITEM 10. CAPITAL STOCK, LONG-TERM DEBT AND OTHER SECURITIES

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Ameritrans consists of 5,000,000 shares of Common Stock, $.0001 par value, of which as of the date hereof, 3,401,208 shares are issued and outstanding, and 500,000 shares of "blank check" preferred stock, of which 300,000 shares of 9 3/8% Participating Preferred Stock (the "Participating Preferred Stock") are issued and outstanding. As of March 6, 2006, there were 186 holders of record of the Ameritrans Common Stock, 4 holders of record of Ameritrans Participating Preferred Stock, and 3 holders of Public Warrants exclusive of shareholders holding stock in street name.

COMMON STOCK

The holders of Common Stock are entitled to one (1) vote per share on all matters submitted to a vote of stockholders. Holders of Common Stock have neither cumulative voting rights (which means that the holders of a majority of the outstanding shares of Common Stock may elect all of our directors) nor any preemptive rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.

In order to qualify as a "regulated investment company" under the Internal Revenue Code, the Company is required to distribute as dividends to our stockholders, for each fiscal year, at least 90% of our taxable income and 90% of the excess of our tax-exempt income over certain disallowed deductions. In addition, in order to avoid a non-deductible 4% excise tax on any undistributed income, we are required to distribute as dividends, within each calendar year, at least 98% of our ordinary income for such calendar year and 98% of our capital gain net income for the one-year period ending on October 31 of such calendar year. In the event of a liquidation, dissolution or winding up of Ameritrans, holders of Common Stock will be entitled to receive a ratable portion of the assets of Ameritrans remaining after provision for payment of creditors and Preferred Stockholders. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

Subject to the asset coverage requirements of the 1940 Act, Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders.

The Board of Directors could issue series of the undesignated Preferred Stock to make more difficult or to discourage an outsider's attempt to obtain control of Ameritrans by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the Preferred Stock by the Board of Directors could have a negative effect on the rights of the holders of Common Stock. For example, holders of Preferred Stock may be entitled to receive dividends and distributions on liquidation before the holders of the Common Stock, and the Preferred Stock could have full voting rights. As a result, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may cause the market price of the Common Stock to decline. The Company has issued and outstanding only one series of Preferred Stock, the 9 3/8% Participating Preferred Stock.

PARTICIPATING PREFERRED STOCK

GENERAL

The shares of Participating Preferred Stock have no preemptive, exchange, or conversion rights. Any shares of Participating Preferred Stock repurchased or redeemed by Ameritrans will be retired and will revert to authorized but unissued Preferred Stock undesignated as to series. The Board of Directors may, by resolution, designate any authorized but undesignated Preferred Stock from time to time by setting the preferences, rights, voting powers, restrictions, limitations, or terms of redemption. Ameritrans will not issue any class or series of stock senior to the shares of

Participating Preferred Stock with respect to the payment of dividends or in distribution of assets upon liquidation, dissolution or winding up of the Company without the prior consent of at least a majority of the outstanding shares of Participating Preferred Stock voting separately as a class.

Payments to the holders of Participating Preferred Stock of dividends or upon redemption or in liquidation are subject to the prior payments of interest and repayment of principal then due on any other indebtedness of the Company.

DIVIDENDS

Holders of shares of Participating Preferred Stock are entitled to receive, when and as declared by the Board of Directors of Ameritrans out of funds legally available therefor, cumulative cash dividends at the annual rate of 9 3/8% per share of the face value of $12.00. The dividends are payable four times a year to the holders of record of the Participating Preferred Stock on March 31, June 30, September 30 and December 31 in each year (each a "Record Date"). The dividends are payable within 20 days after each Record Date (each a "Dividend Payment Date") with respect to the applicable Dividend Period (as defined below), or portion thereof. Dividends on shares of cumulative Preferred Stock accumulate from the date on which such shares of Cumulative Preferred Stock are originally issued (the "Date of Original Issue"). Each period beginning on and including a Record Date (or the Date of Original Issue in the case of the first dividend period after issuance of such shares) and ending on but excluding the next succeeding Record Date is referred herein as a "Dividend Period." The Company has declared and paid the quarterly dividend on the Participating Preferred Stock since the Participating Preferred Stock was issued. Most recently, the Company's Board of Directors declared a dividend of $0.28125 per share on December 20, 2005 on the Participating Preferred Stock for the period October 1, 2005 through December 31, 2005 payable on or about January 15, 2006 for all holders of the Participating Preferred Stock of record as of December 30, 2005.

No dividends are declared or paid or set apart for payment on shares of Participating Preferred Stock for any Dividend Period or part thereof unless full cumulative dividends have been or contemporaneously are declared and paid on all outstanding shares of Participating Preferred Stock through the most recent Dividend Payment Dates thereof. If full cumulative dividends are not declared and paid on the Participating Preferred Stock, all dividends declared on the shares of Participating Preferred Stock are paid pro rata to the holders of the outstanding shares of Participating Preferred Stock. Holders of shares of Participating Preferred Stock are not entitled to any dividends, whether payable in cash, property, or stock, in excess of full cumulative dividends. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payment that may be in arrears.

For so long as any shares of Participating Preferred Stock are outstanding, Ameritrans will not declare, pay, or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants, or rights to subscribe for or purchase share of, Common Stock or other stock, if any, ranking junior to the Participating Preferred Stock as to dividends or upon liquidation) in respect of the Common Stock or any other stock of Ameritrans ranking junior to or on a parity with the Participating Preferred Stock as to dividends or upon liquidation, or call for redemption, redeem, purchase, or otherwise acquire for consideration any shares of its Common Stock or any other junior stock (except by conversion into or exchange for stock of Ameritrans ranking junior to or on a parity with the Participating Preferred Stock as to dividends and upon liquidation), unless, in each case, (i) Ameritrans will maintain an asset coverage of 200%, and (ii) full cumulative dividends on shares of Participating Preferred Stock due on or prior to the date of any such action have been declared and paid.

PARTICIPATION IN PROCEEDS FROM THE SALE OF THE COMPANY

The holders of the Participating Preferred Stock are entitled to a portion of the proceeds from the sale of the Company pursuant to any consolidation or merger of the Company which results in one hundred percent (100%) of the capital stock of the surviving or resulting entity being held by persons and/or entities other than the persons and/or entities that held the capital stock of the Company immediately prior to such consolidation or merger. In such consolidation or merger, in preference to any payment made to holders of the common stock or any other stock ranking junior to the Participating Preferred Stock, the holders of Participating Preferred Stock shall be entitled to receive a portion of the consideration received upon such merger or consolidation equal to the $12.00 face value plus any accrued and unpaid dividends and any Redemption Premium (as defined below) per share of Participating Preferred Stock. If Ameritrans is sold for an amount in excess of 120% of the per common share net asset value as determined in the good faith judgment of the board of directors, subject to applicable law at the time of the sale (the "Excess Value"), then the value received by the holders of the Participating Preferred Stock will be increased by adding, pro rata, to the amount such holders are entitled to receive pursuant to the preceding sentence that percentage of the Excess Value that is equal to the percentage of the Company's total capital (net assets) that is represented by the Participating Preferred Stock (based on the aggregate face value of the then outstanding shares of Participating Preferred Stock).

OPTIONAL REDEMPTION

The shares of Participating Preferred Stock, subject to certain limitations, are redeemable in whole or in part from time to time solely at the option of Ameritrans. Until April 18, 2007, if the Company does elect to make such redemption, it will be at a premium above the face value of the Participating Preferred Stock (the "Redemption Premium"). Until April 18, 2006, such Redemption Premium is 4% above the face value of $12.00 per share. From April 19, 2006 until April 18, 2007, such Redemption Premium will be 2% above the face value of $12.00 per share. Thereafter, the Participating Preferred Stock shall be redeemable at the option of Ameritrans in whole or in part from time to time at the face value of $12.00 per share.

Redemption Procedures. If the Company does elect to make such redemption, a Notice of Redemption will be given to the holders of record of Participating Preferred Stock selected for redemption not less than 30 or more than 60 days prior to the date fixed for the redemption. Each Notice of Redemption will state (i) the redemption date, (ii) the number of shares of Participating Preferred Stock to be redeemed, (iii) the CUSIP number(s) of such shares, (iv) the redemption price, (v) the place or places where such shares are to be redeemed, (vi) that dividends on the shares to be redeemed will cease to accrue on such redemption date, and (vii) the provisions of the Certificate of Designations under which the redemption is being made, including the amount of the Redemption Premium, if any. No defect in the Notice of Redemption or in the mailing thereof will affect the validity of the redemption proceedings, except as required by applicable law.

LIQUIDATION RIGHTS

Upon a liquidation, dissolution, or winding up of the affairs of the Company (whether voluntary or involuntary), holders of shares of Participating Preferred Stock then outstanding will be entitled to receive out of the assets of Ameritrans available for distribution to stockholders, after satisfying claims of creditors but before any distribution or payment of assets is made to holders of the Common Stock or any other class of stock of the Company ranking junior to the Participating Preferred Stock as to liquidation payments, a liquidation distribution in the amount of $12.00 per share, plus an amount equal to all accrued and unpaid dividends thereon up to and including the date fixed for such distribution or payment (whether or not earned or declared by the Company, but excluding interest thereon) plus the Redemption Premium, if any (collectively the "Liquidation Preference"), and such holders will be entitled to no further right or claim to any of the remaining assets of the Company. If, upon any liquidation, dissolution, or winding up of the affairs of the Company whether voluntary or involuntary, the assets of the Company available for distribution among the holders of all outstanding shares of Participating Preferred Stock and any other outstanding capital stock of the Company ranking on a parity with the Participating Preferred Stock as to payment upon liquidation will be insufficient to permit the payment in full to such holders of Participating Preferred Stock of the Liquidation Preference and the amounts due upon liquidation with respect to such other capital stock of the Company ranking on parity with the Participating Preferred Stock as to payment upon liquidation, then such available assets will be distributed among the holders of Participating Preferred Stock and such other capital stock ratably in proportion to the respective preferential amounts to which they are entitled. Unless and until the Liquidation Preference has been paid in full to the holders of Participating Preferred Stock, no dividends or other distributions will be made to holders of the Common Stock or any other stock of the Company ranking junior to the Participating Preferred Stock as to liquidation.

VOTING RIGHTS

Except as otherwise stated in the Certificate of Designations and as otherwise required by applicable law, holders of shares of Participating Preferred Stock are entitled to one vote per share on each matter submitted to a vote of stockholders and vote together as a single class with holders of shares of Common Stock and of any other Preferred Stock entitled to vote with the Common Stock of the Company then outstanding. The holders of shares of Participating Preferred Stock are not entitled to vote as a class in any matter except as otherwise provided for in the Certificate of Designations, as required by the 1940 Act or otherwise required by law.

In connection with the election of the Company's directors, holders of shares of Participating Preferred Stock and any other Preferred Stock entitled to vote for the election of directors, voting together as a separate class, are entitled at all times to elect two of Ameritrans' directors, and the remaining directors are elected by holders of shares of Common Stock and holders of shares of Participating Preferred Stock and any other Preferred Stock entitled to vote for the election of directors, voting together as a single class.

In addition, if at any time dividends on outstanding shares of Participating Preferred Stock and/or any other Preferred Stock are unpaid in an amount equal to at least two full years' dividends thereon, or if at any time the holders of any shares of Preferred Stock are entitled, together with the holders of shares of Participating Preferred Stock, to elect a majority of the directors of the Company under the 1940 Act, then the number of directors constituting the Board of Directors automatically will be increased by the smallest number that, when added to the two directors elected exclusively by the holders of shares of Participating Preferred Stock and any other Preferred Stock as described above, would constitute a majority of the Board of Directors as so increased by such smallest number. Such additional directors will be elected at a special meeting of stockholders which will be called and held as soon as practicable after the automatic increase in the number of directors, and at all subsequent meetings at which directors are to be elected, the holders of shares of Participating Preferred Stock and any other Preferred Stock, voting together as a separate class, will be entitled to elect the smallest number of additional directors that, together with the two directors which such holders in any event will be entitled to elect, constitutes a majority of the total number of directors of the Company as so increased. The terms of office of the persons who are directors at the time of that election will continue until their successors are duly elected. If Ameritrans thereafter pays, or declares and sets apart for payment in full, all dividends payable on all outstanding shares of Participating Preferred Stock and any other Preferred Stock for all past dividend periods, or if the holders of the Participating Preferred Stock and the Preferred Stock entitled to vote for the election of such additional directors are no longer entitled to vote to elect a majority of the directors under the 1940 Act, the additional voting rights of the holders of shares of Participating Preferred Stock and any other Preferred Stock as described above will cease, and the terms of office of all of the additional directors elected by the holders of shares of Participating Preferred Stock and any other Preferred Stock (but not of the directors with respect to whose election the holders of shares of Common Stock were entitled to vote or the two directors the holders of shares of Participating Preferred Stock and any other Preferred Stock have the right to elect in any event) will terminate immediately and automatically and the number of directors shall automatically be reduced to the number that existed prior to the automatic increase described above.

So long as the shares of Participating Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the shares of Participating Preferred Stock outstanding at the time, and all other series of Preferred Stock entitled to vote thereon, voting together as one class, amend, alter, or repeal the provisions of the Certificate of Incorporation, (directly or indirectly or by operation of law (including by merger, consolidation or otherwise)), so as to adversely affect any of the rights set forth in the Certificate of Incorporation or the Certificate of Designations of holders of the shares of Participating Preferred Stock. So long as the shares of Participating Preferred Stock are outstanding, the Company will not without the affirmative vote of the holders of a majority of the shares of Participating Preferred Stock voting separately as a single class, issue shares of any class or series of stock ranking senior to the Participating Preferred Stock with respect to the payment of dividends or in distribution of assets upon liquidation, dissolution or winding up of the Company. The affirmative vote of a majority of the votes entitled to be cast by holders of outstanding shares of the shares of the Participating Preferred Stock and any other Preferred Stock, voting together as a separate class, will be required to approve any plan of reorganization (as defined in the 1940 Act) adversely affecting such shares or any action requiring a vote of security holders under Section 13(a) of the 1940 Act, including, among other things, any action to change the subclassification from a closed-end investment company to an open-end investment company and changes in the Company's investment objectives or changes in the investment company restrictions described as fundamental policies under "Investment Objectives and Policies," each to the extent shareholder authorization is required. The class vote of holders of shares of the shares of Participating Preferred Stock and any other Preferred Stock described above will be in addition to a separate vote of the requisite percentage of shares of Common Stock and shares of Participating Preferred Stock and any other Preferred Stock, voting together as a single class, necessary to authorize the action in question under the Certificate of Incorporations, any Certificate of Designations or required by law.

The foregoing voting provisions will not apply to any shares of Participating Preferred Stock if, at or prior to the time when the act with respect to which such vote otherwise would be required will be effected, such shares will have been (i) redeemed or (ii) called for redemption and sufficient consideration provided to the Dividend-Paying Agent to effect such redemption.

LIMITATION UNDER THE 1940 ACT ON INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF ADDITIONAL PREFERRED STOCK

Under the 1940 Act to which the Company is subject and subject to and in addition to the terms of the Certificate of Designations of the Participating Preferred Stock, so long as any shares of Participating Preferred Stock are outstanding, the Company may issue and sell one or more series of a class of senior securities of the Company representing indebtedness under the 1940 Act and/or otherwise create or incur indebtedness, provided that the Company will, immediately after giving effect to the incurrence of such indebtedness and to its receipt and application of the proceeds thereof, have an "asset coverage" for all senior securities of the Company representing indebtedness, as defined in the 1940 Act, of at least 200% of the amount of all indebtedness of the Company then outstanding and no such additional indebtedness will have any preference or priority over any other indebtedness of the Company upon the distribution of the assets of the Company or in respect of the payment of interest. Any possible liability resulting from lending and/or borrowing portfolio securities, entering into reverse repurchase agreements, entering into futures contracts and writing options, to the extent such transactions are made in accordance with the investment restrictions of the Company then in effect, will not be considered to be indebtedness limited by the Certificate of Designations. In addition, pursuant to an order granted to Ameritrans and Elk in November 1999, certain bank and SBA indebtedness of Elk is excluded from the asset coverage requirements imposed on Ameritrans and Elk by the 1940 Act.

Under the 1940 Act to which the Company is subject, and in addition to the terms of the Certificate of Designations of the Participating Preferred Stock, so long as any shares of Participating Preferred Stock are outstanding, the Company may issue and sell shares of one or more other series of Preferred Stock constituting a series of a class of senior securities of the Company representing stock under the 1940 Act in addition to the shares of Participating Preferred Stock, provided that (i) if the Company is using the proceeds (net of all offering expenses payable by the Company) of such additional Preferred Stock to purchase all or a portion of the shares of Participating Preferred Stock or to redeem or otherwise refinance all or a portion of the shares of Participating Preferred Stock, any other Preferred Stock, and/or any indebtedness of the Company then outstanding, then the Company will, immediately after giving effect to the issuance of such additional Preferred Stock and to its receipt and application of the proceeds thereof, have an "asset coverage" for all senior securities of the Company which are stock, as defined in the 1940 Act, of at least 200% of the shares of Participating Preferred Stock and all other Preferred Stock of the Company then outstanding or (ii) if the Company is using the proceeds (net of all offering expenses payable by the Company) of such additional Preferred Stock for any other purpose, then the Company will, immediately after giving effect to the issuance of such additional Preferred Stock and to its receipt and application of the proceeds thereof, have an "asset coverage" for all senior securities of the Company which are stock, as defined in the 1940 Act, of at least 200% of the shares of Participating Preferred Stock and all other Preferred Stock of the Company then outstanding, and, in the case of either (i) or (ii) above, (iii) no such additional Preferred Stock will have any preference or priority over any other Preferred Stock of the Company upon the distribution of the assets of the Company or in respect of the payments of dividends.

REPURCHASE OF PARTICIPATING PREFERRED STOCK

Ameritrans is a closed-end investment company and, as such, holders of Participating Preferred Stock do not, and will not, have the right to cause the Company to redeem their shares of the Company. Ameritrans, however, may redeem shares of the Participating Preferred Stock when it is deemed advisable by the Board of Directors in compliance with the requirements of the Certificate of Designations of the Participating Preferred Stock, the 1940 Act and the rules and regulations thereunder and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ASSET MAINTENANCE

ASSET COVERAGE. The Company will be required under the Certificate of Designation to maintain at all times asset coverage of at least 200% (or such higher percentage as may be required under the 1940 Act) with respect to all outstanding senior securities of the Company which are stock, including the Participating Preferred Stock.

PUBLIC WARRANTS

Each Public Warrant entitles the holder to purchase one (1) share of Common Stock at an exercise price of $6.70, subject to certain adjustments. The Public Warrants may be exercised in whole or in part, and expire on April 18, 2007. Public Warrant holders are not entitled to vote.

The Public Warrants were issued under a warrant agreement ("Warrant Agreement") between the Company and Continental Stock Transfer & Trust Company (the "Warrant Agent"). The following is a general summary of certain provisions contained in the Warrant Agreement and is qualified in its entirety by reference to the Warrant Agreement, a copy of which has been filed as an exhibit to the Company's registration statement filed with the SEC on February 21, 2002.

The Board of Directors of the Company has the right to amend the terms of the Warrant Agreement at its discretion to, among other things, extend the exercise period of the Public Warrants; provided, however, that no amendment adversely affecting the rights of holders of Public Warrants may be made without the approval of the holders of a majority of the affected Public Warrants, and provided, further, that no reduction in the number or change in the nature of the securities purchasable upon exercise of the Public Warrant, no increase in the exercise price, or the acceleration of the expiration date, may be made without the approval of each holder of a Public Warrant, unless such changes result from the effect of the anti-dilution provisions of the Public Warrant, as summarized below.

Ameritrans has the right to redeem all the Public Warrants at a price of $0.10 per Public Warrant upon not less than 30 days' prior written notice; provided that before any redemption of Public Warrants can take place, the average closing price of Ameritrans' Common Stock as reported on NASDAQ shall have been $8.70 per share for twenty (20) consecutive trading days ending within 30 days prior to the date on which notice of redemption is sent.

Holders of the Public Warrants will be protected against dilution of the interest represented by the underlying shares of Common Stock upon the occurrence of certain events, including, but not limited to, stock dividends, stock-splits, reclassifications, and mergers. In the event of the complete liquidation and dissolution of the Company, the Public Warrants terminate. Holders of the Public Warrants do not have voting power and are not entitled to dividends. In the event of liquidation, dissolution, or winding up of the Company, holders of the Public Warrants are not entitled to participate in the Company's assets.

PRIVATE OFFERING WARRANTS

The Company granted a total of 338,902 Private Offering Warrants. Each Private Offering Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $6.44 per share. The Private Offering Warrants may be exercised in whole or in part, and expire five (5) years from the date of issuance.

The Private Offering Warrants were issued pursuant to an agreement in the Company's private offering dated July 29, 2005 (the "Private Warrant Agreement"). The following is a general summary of certain provisions contained in the Private Warrant Agreement and is qualified in its entirety by reference to the Private Warrant Agreement, a copy of which has been filed as an exhibit to this registration statement.

The Private Offering Warrants are only transferable with the prior approval of the Company. Holders of the Private Offering Warrants will be protected against dilution of the interest represented by the underlying shares of Common Stock upon the occurrence of certain events, including, but not limited to, stock-splits, reclassifications, and mergers. In the event of the complete liquidation and dissolution of the Company, the Private Offering Warrants terminate. Holders of the Private Offering Warrants will not have voting power and will not be entitled to dividends. In the event of liquidation, dissolution, or winding up of the Company, holders of the Private Offering Warrants will not be entitled to participate in the Company's assets.

WARRANT AGENT

The warrant agent for the Public Warrants and Private Offering Warrants is Continental Stock Transfer & Trust Company.

BUSINESS COMBINATION PROVISIONS

Delaware Corporation Law Section 203 is entitled "Business Combinations with Interested Stockholders." Subject to certain exceptions, Section 203 generally prohibits any Delaware corporation covered by Section 203 from engaging in any "business combination" with a person who is an "interested stockholder" for a period of three (3) years following the date such person became an interested stockholder, unless (i) the Board of Directors approved either the interested stockholder or business combination in question prior to the date such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, such interested stockholder owned at least 85% of the voting stock of the corporation, excluding (for purposes of determining the number of shares outstanding) stock held by persons who are both directors and officers of the corporation or by certain employee stock plans, or (iii) the business combination is approved by both the Board of Directors of the corporation and at a stockholders' meeting, by two-thirds of the outstanding voting stock not owned by such interested stockholder.

Companies may choose not to be governed by Section 203, and the Ameritrans Certificate of Incorporation provides that Ameritrans shall not be governed by Section 203.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. In addition, several of our principal stockholders and entities affiliated with them hold a significant portion of our outstanding Common Stock, and a decision by one or more of these stockholders to sell their shares could adversely affect the market price of the Common Stock.

As of the date of this registration statement, the Company has outstanding 3,401,208 shares of Common Stock. Except for the shares currently owned or subsequently acquired by our affiliates, upon this Registration Statement being declared effective all of the outstanding shares will be freely tradable without restriction under the Securities Act, except for shares subject to lock-up agreements.

The shares owned by our affiliates may be sold in accordance with the conditions of Rule 144 of the Securities Act. In general, under Rule 144, an affiliate would be entitled to sell in brokers' transactions or to market makers within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 34,012 Shares, based on the number of shares currently outstanding) or the average weekly trading volume of the Common Stock on the NASDAQ Capital Market during the four (4) calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the company.

We have authorized 200,000 shares of Common Stock under the 1999 Employee Plan, including 67,600 shares issuable upon the exercise of options that have been granted under the 1999 Employee Plan. A total of 132,400 shares of Common Stock remain for future grants under the 1999 Employee Plan. In addition, 75,000 shares of Common Stock have been authorized under the Director Plan, pursuant to which, options to purchase 36,937 shares have been granted and are presently outstanding. Upon the approval of the Director Plan amendment by the SEC, there will be 125,000 shares of Common Stock authorized under the Director Plan. We intend to file a registration statement under the Securities Act to register the shares reserved for issuance under the 1999 Employee Plan and the Director Plan. Shares issued upon exercise of outstanding stock options after the effective date of such registration statement generally will be tradable without restriction under the Securities Act.

DETERMINATION OF PUBLIC OFFERING PRICE.

The Company's Common Stock is listed on the NASDAQ Capital Market under the symbol "AMTC." The Preferred Stock and Public Warrants are listed on the NASDAQ Capital Market under the symbols "AMTCP" and "AMTCW," respectively.

ITEM 11. DEFAULTS AND ARREARS ON SENIOR SECURITIES

The Company is not in arrears on any senior securities as of December 31, 2005.

ITEM 12. LEGAL PROCEEDINGS

The Company is not currently a party to any material legal proceeding. From time to time, the Company is engaged in various legal proceedings incident to the ordinary course of its business. In the opinion of the Company's management and based upon the advice of legal counsel, there is no proceeding pending, or to the knowledge of management threatened, which in the event of an adverse decision would result in a material adverse effect on the Company's results of operations or financial condition.

EXPERTS

The consolidated financial statements of Ameritrans Capital Corporation and subsidiaries for the years ended June 30, 2005, 2004 and 2003 included in this Prospectus have been audited by Rosen Seymour Shapss Martin & Company LLP, independent registered accountants, as indicated in their reports with respect thereto and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents, filed with the Securities and Exchange Commission (the "SEC") by Ameritrans Capital Corporation (the "Company"), are incorporated herein by reference:

(a) The Company's annual report on Form 10-K for the fiscal year ended June 31, 2005, filed pursuant to the Securities Exchange Act of 1934 (the "1934 Act");

(b) The Company's quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 2005, and December 31, 2005, filed pursuant to the 1934 Act;

(c) The Company's current reports on Form 8-K, filed on July 1, 2005, July 22, 2005, September 20, 2005, September 29, 2005, October 18, 2005, November 15, 2005, December 6, 2005, December 29, 2005, January 24, 2006, February 15, 2006, and March 2, 2006;

(d) The 1999 Employee Plan, filed as an exhibit to the Company's Proxy Statement on Form 14A filed on December 14, 2001;

(e) The Non-Employee Director Plan, filed as an exhibit to the Company's Proxy Statement on Form 14A filed on December 14, 2001;

(f) The Warrant Agreement, filed as an exhibit to the Company's registration statement on Form N-2 filed on February 21, 2002;

In addition, all documents filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14, and 15(d) of the 1934 Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all the securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of such documents with the SEC. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

<u>Page</u>

PART B.

INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

AMERITRANS CAPITAL CORPORATION
A Business Development Company

Statement of Additional Information ("SAI")

This Statement of Additional Information ("SAI") is not a prospectus, and should be read in conjunction with the prospectus. A copy of the prospectus may be obtained by calling Ameritrans Capital Corporation ("our" "us" "we" the "Company" or "Ameritrans") at 1-800-214-1047 or writing us at our principal office, which is located at 747 Third Ave., 4th Floor, New York, NY 10017, Attention: Gary Granoff.

The date of this SAI and the prospectus is March 15, 2006.

THE INFORMATION IN THIS PROSPECTUS (OR STATEMENT OF ADDITIONAL INFORMATION) IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION, OR THE RELATED PROSPECTUS, IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ITEM 15. TABLE OF CONTENTS FOR SAI

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

ITEM 16. GENERAL INFORMATION

Please see information in prospectus.

ITEM 17. INVESTMENT OBJECTIVE AND POLICIES

Please see information in prospectus.

ITEM 18. MANAGEMENT

The Directors and officers of the Company, collectively, are responsible for the day-to-day management of the Company's portfolio. The Company is not part of a family of investment companies or fund complex, nor does it have an investment advisor or advisory contract. Please see the section of the prospectus titled "Management of Company Investments" for information on each of the officers and directors of the Company, including name, age, positions with the Company, length of time served, Employment agreements, principal occupation during the last five years, and other directorships held. The following table sets forth additional information regarding the officers and Directors of the Company.

INTERESTED PERSONS (DIRECTORS AND OFFICERS)			
Name	Title	Address	Term of Office
Gary C. Granoff (1)(2)	President, Chief Executive Officer, Chief Financial Officer and Director	c/o Ameritrans 747 Third Ave., 4th Floor New York, NY 10017	5 years Employee 1 year Director
Ellen M. Walker (1)	Vice President and Director	c/o Ameritrans 747 Third Ave., 4th Floor New York, NY 10017	5 years Employee 1 year Director
Lee A. Forlenza (1)	Senior Vice President	c/o Ameritrans 747 Third Ave., 4th Floor New York, NY 10017	5 years Employee
Steven Etra (1)	Vice President and Director	Manufacturer's Corrugated Box 58-30 57th Street Maspeth, NY 11378	5 years Employee 1 year Director
Silvia Mullens (1)	Vice President	c/o Ameritrans 747 Third Ave., 4th Floor New York, NY 10017	5 years Employee
Margaret Chance (1)	Vice President and Secretary	c/o Ameritrans 747 Third Ave., 4th Floor New York, NY 10017	5 years Employee
Michael Feinsod (3)	Director	c/o Infinity Capital 767 Third Ave., 16th floor New York, NY 10017	1 year Director
MEMBERS OF THE BOARD WHO ARE NOT INTERESTED PERSONS			
Name	Title	Address	Term of Office
Allen Kaplan	Director	5 Ridge Drive East Great Neck, NY 11021	1 year
John R. Laird	Director	481 Canoe Hill Road NEW CANAAN, CT 06840-3714	1 year
Howard F. Sommer	Director	139 East 63rd Street New York, NY 10021	1 year
Wesley Finch	Director	The Finch Group 1801 Clint Moore Road Suite 210 Boca Raton, FL 33487	1 year
Ivan Wolpert	Director	c/o Belle Harbour Capital, LLC 19 Fulton Street, Suite 301 New York, NY 10038	1 year

(1)   The officers of the Company are "Interested Persons" with respect to Ameritrans, as such term is defined in the 1940 Act, because of their positions in the Company.

(2)   Gary C. Granoff, in addition to his status as an officer of the Company, is also an Interested Person by virtue of his ownership of 10.70% of the outstanding voting securities of the Company.

(3)   Michael Feinsod is an Interested Person with respect to Ameritrans because he is an owner and controlling person of both Shoulda Partners, L.P. and Infinity Capital Partners, L.P., which collectively own 6.31% of the outstanding voting securities of the Company.

COMMITTEES OF THE AMERITRANS BOARD

Ameritrans has a standing Audit Committee, a standing 1999 Employee Plan Committee and a Compensation Committee.

The Audit Committee of the Company is presently comprised of John Laird and Howard Sommer. The function of the Audit Committee is to review the Company's internal accounting control procedures, review the Company's consolidated financial statements, and review with the independent public accountants the results of their audit. The Audit Committee held four (4) meetings during fiscal year 2005. The Audit Committee's financial expert is John Laird. The members of the Audit Committee have adopted a formal written charter which they will review and assess the adequacy of on an annual basis. The Audit Committee Charter was filed as an exhibit to the Annual Report on Form 10-K filed with the SEC on September 28, 2005. The Charter and any changes or updates thereto will also be posted on the Company's internet website at http://www.ameritranscapital.com.

The 1999 Employee Plan Committee administers our 1999 Employee Plan. The committee is comprised of Allen Kaplan and John Laird. The 1999 Employee Plan Committee held one (1) meeting during fiscal year 2005.

The Compensation Committee reviews the Company's employment and compensation agreements with its employees. The committee is comprised of Allen Kaplan and John Laird. The Compensation Committee held one (1) meeting during fiscal year 2005.

OWNERSHIP OF EQUITY SECURITIES

Name of Director	Dollar Range of Ownership of Equity Securities in the Company
INTERESTED DIRECTORS	
Gary C. Granoff	Over $100,000
Ellen M. Walker	Over $100,000
Lee A. Forlenza	Over $100,000
Steven Etra	Over $100,000
Michael Feinsod	Over $100,000
DIRECTORS WHO ARE NOT INTERESTED PERSONS	
Allen Kaplan	$50,000 - $100,000
John R. Laird	$10,001 - $50,000
Howard F. Sommer	$10,001 - $50,000
Wesley Finch	Over $100,000
Ivan Wolpert	$50,000 - $100,000
NOMINEES TO THE BOARD OF DIRECTORS	
Murray A. Indick	Over $100,000
Heidi J. Sorvino	--

SUMMARY COMPENSATION TABLE

The following table sets forth all remuneration for services rendered to the Company to each of the executive officers during the fiscal year ended June 30, 2005. No non-employee director received compensation in excess of $60,000 during that period.

| | | Annual Compensation | | | Long-Term Compensation | |
| | | | | | Securities Underlying | All Other |
Name and Principal Position	Year	Base Salary ($) (1)		Bonus ($)	Options (#) (2)	Compensation ($)(3)
Gary C. Granoff	2005	321,500	(4)	15,000	13,350	32,625
President, Chief Executive Officer,	2004	296,500	(4)	15,000	--	34,238
Chief Financial Officer and Director	2003	255,000	(4)	15,750	--	28,763
Ellen M. Walker	2005	131,017		--	5,000	19,628
Executive Vice President and Director	2004	119,801		--	--	17,846
	2003	117,832		--	--	17,675
Lee A. Forlenza	2005	79,300		10,000	4,375	13,395
Senior Vice President and Former Director	2004	77,075		10,000	--	12,938
	2003	53,560		7,500	--	9,159
Steven Etra	2005	68,000		10,000		11,700
Vice President and Director	2004	68,000		10,000	4,375	8,775
	2003	60,000		--	--	--
Silvia Mullens	2005	106,180		20,000	3,350	18,927
Vice President	2004	103,688		7,500	--	16,451
	2003	100,782		10,000	--	16,443
Margaret Chance	2005	83,520		15,000	3,350	14,768
Vice President and Secretary	2004	84,680		13,375	--	14,336
	2003	81,193		15,000	--	14,202

(1) Officers' salaries constitute a major portion of Elk's total "management fee compensation," which must be approved by the SBA. The SBA has approved total officer and employee compensation of Elk in the amounts paid to date and for the projected amounts for the fiscal year ending June 30, 2005. This amount includes officers' salaries, other salaries, employee benefits, insurance, and expenses.

(2) Grants of stock options received during the fiscal year.

(3) Amounts received under Simplified Employee Pension Plan.

(4) Does not include $35,000 of reimbursable expenses.

Summary Stock Option Grant Table

The following table sets forth certain information regarding individual stock option grants made during the last completed fiscal year to the named executive officers of the Company.

Name	Number of Securities underlying the option	Percentage of total options granted to employees in fiscal year	(3) Exercise Price	Potential value at assumed Annual Rates of Stock Price Appreciation for Option Term (4)	Potential value at assumed Annual Rates of Stock Price Appreciation for Option Term (4)
Ellen M. Walker	(1) 5,000	14.7%	$4.50	5% $23,625	10% $24,750
	(2) 5,000		$5.56	$29,190	$30,580
Lee A. Forlenza	(1) 4,375	12.9%	$4.50	$20,672	$21,656
	(2) 4,375		$5.56	$25,541	$26,758
Steven Etra	(1) 4,375	12.9%	$4.50	$20,672	$21,656
	(2) 4,375		$5.56	$25,541	$26,758
Margaret Chance	(1) 3,350	10%	$4.50	$15,829	$16,583
	(2) 3,350		$5.56	$19,557	$20,489
Silvia Mullens	(1) 3,350	10%	$4.50	$15,829	$16,583
	(2) 3,350		$5.56	$19,557	$20,489
Gary Granoff	(1) 13,350	39.5%	$4.95	$63,079	$66,083
	(2) 13,350		$6.12	$85,787	$89,872

(1)   These options were granted during prior fiscal year ending June 30, 2005.

(2)   These options were granted December 28, 2005.

(3)   The exercise price of these options is equal to the closing price of the Company's Common Stock on the date of grant, as reported by the NASDAQ Capital Market.

(4)   The dollar amount under these columns are the results of calculations at the 5% and 10% rates set by the Commission and, therefore, are not intended to forecast possible future appreciations, if any, in the price of the underlying Common Stock. No gain to the optionees is possible without an increase in price of the underlying Common Stock, which will benefit all stockholders proportionately.

CODE OF ETHICS

The Boards of Directors of Ameritrans and Elk have adopted policies governing potential conflicts of interest between the companies and their directors and officers. Together, these policies comprise our Code of Ethics (the "Code") as required under the 1940 Act. On July 5, 2005, the Board adopted an amended Code, which is included as Exhibit 14.1 to the Company's 10-K filed with the SEC on September 28, 2005, and is attached hereto as exhibit 2.r.

The Code generally provides that no officer, director or employee of the Company will make any loan which might be deemed to be appropriate for the Company, unless and until such transaction is first approved by a majority of the directors of the Company who are not "interested persons" of the Company within the meaning of the 1940 Act and who have no financial or other material interest in the transaction. A loan would not be deemed to be appropriate for Elk if in any manner such loan (or investment) would in any way violate SBA Regulations in effect at the time of making such loan or investment. In reviewing any such transaction, the directors will examine, among other factors, whether the transaction would deprive the company of an opportunity or whether it would otherwise conflict with our best interests and those of our stockholders. A complete record of any such review and the results of the review will be maintained by the respective company as part of its permanent records.

The Code and any changes or updates thereto will also be posted on the Company's internet website at the internet address http://www.ameritranscapital.com, and copies of the Code may be obtained free of charge from the website. Copies of the Code can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., and are available on the EDGAR Database on the SEC's internet site at http://www.sec.gov. Copies of the Code may be obtained, after paying a duplicating fee, by electronic request at the email address publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090.

VOTING OF PROXIES

The Company holds an insignificant amount of portfolio securities for which it must vote proxies. Gary C. Granoff, pursuant to no special policy or procedure, votes these proxies, when applicable, as part of his routine executive functions as President, CEO and CFO of the Company.

ITEM 19. CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

The Company has no "Control Persons," as that term is defined by the 1940 Act. As of March 13, 2006, there were 3,401,208[2] shares of the Company's Common Stock, $.0001 par value, and 300,000 shares of Participating Preferred Stock outstanding. The following table sets forth certain information as to (i) those persons who, to our knowledge, owned 5% or more of our outstanding common stock as of March 13, 2006, (ii) each of our executive officers and directors, and (iii) all of our officers and directors as a group. Except as set forth below, the address of each person listed below is the address of Ameritrans.

NAME	NUMBER OF SHARES OF COMMON STOCK OWNED	PERCENTAGE OF[(A)] OUTSTANDING COMMON STOCK OWNED	NUMBER OF SHARES OF PARTICIPATING PREFERRED STOCK OWNED	PERCENTAGE OF OUTSTANDING PREFERRED STOCK OWNED
*Gary C. Granoff	363,825 (1)	10.70%	7,038(a)	2.35%
*Ellen M. Walker	24,574 (2)	**	**	**
*Lee A. Forlenza	47,898 (3)	1.41%	1,000	**
*Steven Etra	144,056 (4)	4.24%	**	**
Allen Kaplan	15,020 (5)	**	**	**
John R. Laird	8,100 (6)	**	**	**
Howard F. Sommer	8,000 (7)	**	**	**
Wesley Finch	40,788 (8)	1.20%	10,000	3.33%
Dan M. Granoff Children's Hospital Oakland Research Institute 747 52nd Street, Oakland, CA	164,079 (9)	4.82%	**	**
Paul D. Granoff c/o Rush-Copley Medical Center 1900 Ogden Avenue, Aurora, IL 60504	128,179 (10)	3.77%	**	**
*Michael Feinsod 767 Third Avenue, 16th Floor New York, New York 10017	214,700 (11)	6.31%	**	**
*Margaret Chance	10,590 (12)	**	220(b)	**

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[2] Includes 10,000 shares of Common Stock held by a subsidiary of the Company not entitled to vote.

NAME	NUMBER OF SHARES OF COMMON STOCK OWNED	PERCENTAGE OF[(A)] OUTSTANDING COMMON STOCK OWNED	NUMBER OF SHARES OF PARTICIPATING PREFERRED STOCK OWNED	PERCENTAGE OF OUTSTANDING PREFERRED STOCK OWNED
*Silvia Mullens	6,700 (13)	**	**	**
Mitchell Partners L.P. 3187-D Airway Avenue Costa Mesa, CA 92626	289,210(14)	8.50%	21,900	7.3%
Performance Capital, L.P. 767 Third Avenue, 16th Floor New York, NY 10017	336,375(15)	9.89%	**	**
Prides Capital Fund I, L.P. 200 High Street, Suite 700 Boston, MA 02110	1,068,375(16)	31.41%	**	**
Ivan Wolpert 19 Fulton Street, Suite 301 New York, NY 10038	11,184(17)	**	**	**
All Officers and Directors, as a group (11 persons)	895,435	26.33%	40,158	13.39%

(A)   Ownership percentages are based on 3,401,208 shares of Common Stock outstanding as of March 2, 2006. Under the rules of the SEC, shares of common stock that an individual has a right to acquire within 60 days from March 2, 2006, pursuant to the exercise of options, warrants or other convertible securities, are deemed to be outstanding for the purpose of computing the percentage of ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person shown in the table.

*   Gary C. Granoff, Ellen M. Walker, Steven Etra, Margaret Chance, Silvia Mullens, Lee Forlenza, Michael Feinsod, Performance Capital and Prides Capital Partners are each "interested persons" with respect to Ameritrans, as such term is defined in the 1940 Act.

**   Less than 1%.

(1)   Includes (i) 153,180 Shares owned directly by Mr. Granoff; (ii) 3,300 Public Warrants; (iii) 16,900 Shares owned by the Granoff Family Foundation, a charitable foundation for which Mr. Granoff and his mother and brother are trustees; (iv) 261 Shares held by GCG Associates Inc., a corporation controlled by Mr. Granoff; (v) 78,584 Shares and 500 Public Warrants owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff; (vi) 12,000 Shares and 1,000 Public Warrants owned by J & H Associates Ltd. Pts., a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff; (vii) 67,100 Shares, 1800 Public Warrants, and 2,500 Shares issuable upon the exercise of five (5) year warrants issued pursuant to the Company's July 29, 2005 Offering of Common Stock and Warrants (the "Private Offering Warrants") held by Mr. Granoff in various IRA or pension accounts, and (viii) 26,700 Shares issuable upon exercise of five-year options issued under the 1999 Employee Plan. Excludes (A) 12,937 Shares, and 1,000 Public Warrants owned directly by Leslie Granoff, Mr. Granoff's wife, of which Shares he disclaims beneficial ownership; and (B) 47,855 Shares held by JR Realty Corp., a company owned in part and controlled in part by Mr. Granoff's wife, where Mr. Granoff serves as Treasurer.

(a)   Includes (i) 500 shares of Participating Preferred Stock, owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff; (ii) 1,000 shares of Participating Preferred Stock owned by J & H Associates Ltd. Pts., a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff; (iii) 5,538 shares of Participating Preferred Stock held by Mr. Granoff in various IRA or pension accounts. Excludes 1,000 shares of Participating Preferred Stock directly owned by Leslie Granoff, Mr. Granoff's wife, of which Shares he disclaims beneficial ownership.

(2)   Includes (i) 14,374 Shares held directly by Ms. Walker, (ii) 200 Shares held by Ms. Walker as custodian for her son, Paul; and (iii) 10,000 Shares issuable upon the exercise of five-year options issued under the 1999 Employee Plan. Excludes 22,800 Shares held by various trusts of which Ms. Walker is a trustee and as to which she disclaims beneficial ownership (Gary C. Granoff retains a reversionary interest in 21,000 of such Shares).

(3)   Includes (i) 35,218 Shares held directly by Mr. Forlenza, (ii) 3,230 Shares held for the benefit of Mr. Forlenza's IRA, (iii) 700 Public Warrants, and (iv) 8,750 Shares issuable upon the exercise of five-year options issued under the 1999 Employee Plan.

(4)   Includes (i) 23,294 Shares held directly by Mr. Etra; (ii) 29,022 Shares owned jointly by Mr. Etra and his wife; (iii) 27,000 Shares held by Mr. Etra's wife; (iv) 35,990 Shares held by Fiserv Securities Inc. for the benefit of Mr. Etra's IRA; (v) 10,000 Shares held by SRK Associates LLC, a limited liability company controlled by Mr. Etra, (vi) 10,000 Shares held by Lance's Property Development Corp. Pension Plan, of which Mr. Etra is a trustee; and (vii) 8,750 Shares issuable upon the exercise of five-year options issued under the 1999 Employee Plan.

(5)   Includes (i) 5,000 Shares held directly by Mr. Kaplan and (ii) 10,020 Shares issuable upon the exercise of five-year options issued under the Director Plan.

(6)   Includes 100 Shares owned directly by Mr. Laird and 8,000 Shares issuable upon exercise of five-year options issued under the Director Plan.

(7)   8,000 Shares issuable upon exercise of five-year options issued under the Director Plan.

(8)   Includes (i) 19,871 Shares owned directly by Mr. Finch; (ii) 10,917 Shares issuable upon exercise of five-year options issued under the Director Plan; and (iii) 10,000 Public Warrants. Excludes (A) 6,000 Shares owned directly by Mr. Finch's wife as to which he disclaims beneficial ownership and (B) 26,300 Shares held by the Tudor Trust, a grantor trust, of which Mr. Finch is the grantor, Mr. Finch's wife and their two children are the beneficiaries, and Mr. Finch's wife is one of the two trustees. Mr. Finch disclaims beneficial ownership of the trust's 26,300 Shares.

(9)   Includes (i) 143,179 Shares owned by Dr. Dan Granoff directly; (ii) 16,900 Shares owned by the Granoff Family Foundation, a charitable foundation, of which Jeannette Granoff, Gary C. Granoff, and Dr. Dan M. Granoff are the trustees; and (iii) 3,500 Shares held in an IRA Rollover Account for the benefit of Dr. Granoff.

(10)   Includes (i) 40,049 Shares owned directly by Dr. Paul Granoff, (ii) 62,630 held by Granoff Family Partners Ltd., of which Dr. Granoff is a general partner, and (iii) 25,500 Shares held by the Granoff Pediatric Associates Profit Sharing Plan. Excludes 14,127 Shares held by Suzanne Granoff, Dr. Granoff's wife, of which Shares he disclaims beneficial ownership.

(11)   Includes (i) 202,200 Shares held by Infinity Capital Partners, L.P., (2) 10,000 Shares held by Shoulda Partners, L.P., and (3) 2,500 Shares issuable to Shoulda Partners upon the exercise of the Private Offering Warrants. Mr. Feinsod is a newly appointed director of the Company. He is also a controlling person of Infinity Capital Partners L.P. and a general partner of Shoulda Partners, L.P.

(12)   Includes (i) 1,200 Shares owned directly by Ms. Chance, (ii) 200 Shares held by Ms. Chance as custodian for her daughter, Alexis Chance, (iii) 50 Shares held directly by her daughter, Alexis Chance, (iv) 2,220 Shares held by Ms. Chance in various IRA or pension accounts, (v) 220 Public Warrants, and (vi) 6,700 Shares issuable upon the exercise of five-year options issued under the 1999 Employee Plan.

(b)   Participating Preferred Stock held in a pension account.

(13)   6,700 Shares issuable upon the exercise of five-year options issued under the 1999 Employee Plan.

(14) Includes 274,210 shares owned directly by Mitchell Partners L.P. and 15,000 shares issuable to Mitchell Partners upon the exercise of the Private Offering Warrants.

(15) Includes (i) 188,210 Shares owned directly by Performance Capital, L.P., (ii) 47,053 Shares issuable to Performance Capital, L.P. upon the exercise of the Private Offering Warrants, (iii) 80,890 Shares held by Performance Capital II, L.P., and (iv) 20,222 Shares issuable to Performance Capital II, L.P. upon the exercise of the Private Offering Warrants.

(16) Includes (i) 854,700 Shares held directly by Prides Capital Fund I, L.P., and (ii) 213,675 Shares issuable to Prides Capital Fund I, L.P. upon the exercise of the Private Offering Warrants. Prides Capital Partners, LLC is the sole general partner of Prides Capital Fund I, L.P. Murray A. Indick, a nominee to the board of directors of the Company is a Partner of Prides Capital Partners, LLC.

(17) Includes (i) 4,774 Shares owned directly by Mr. Wolpert, (ii) 1,069 Shares issuable to Mr. Wolpert upon the exercise of the Private Offering Warrants, (iii) 4,273 Shares held by Belle Harbour Capital, L.L.C., and (iv) 1,068 Shares issuable to Belle Harbour Capital upon the exercise of the Private Offering Warrants. Mr. Wolpert is a newly appointed director of the Company.

Except pursuant to applicable community property laws or as described above, each person listed in the table above has sole voting and investment power, and is both the owner of record and the beneficial owner of his or her respective Shares.

ITEM 20. INVESTMENT ADVISORY AND OTHER SERVICES

The Company does not have an investment advisor. No fees, expenses, or costs of the Company are paid by persons other than the Company. The Company has not entered into any management-related service contract that is not otherwise disclosed in this SAI or in the prospectus. No person (other than a bona fide Director, officer, or employee of the Company), pursuant to any understanding, whether formal or informal, regularly furnishes investment advice to the Company. The Company does not have a custodian. The Company's transfer agent and dividend paying agent is not an affiliate of the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Rosen Seymour Shapss Martin & Company LLP ("RSSM") is the Company's independent registered public accountant. RSSM audits the Company's annual financial statements and reviews the financial statements included in the Company's Form 10-Qs and Form 10-Ks.

ITEM 21. PORTFOLIO MANAGERS

N/A

COMPENSATION OF DIRECTORS AND OFFICERS

For a general discussion of the Company's compensation philosophy and description of compensation plans available to officers and directors, please refer to the "Management" section of the prospectus. Please refer to the "Management" section of this SAI for information regarding ownership of securities by officers and directors.

Employment Agreements

The Company has entered into employment agreements with six (6) employees. The Company is required to disclose the terms of the agreements for five (5) of those individuals:

Gary Granoff. The Company entered into an amended and restated employment agreement with Gary Granoff dated December 31, 2002, for a term of five (5) years commencing July 1, 2003, which replaces the employment agreement by and between the Company and Mr. Granoff dated July 1, 2001. The agreement automatically renews for a five (5) year term, unless either party gives notice of non-renewal as provided therein. The agreement provides that Mr. Granoff be paid an annual salary, which presently is $321,500 for the fiscal year ending June 30, 2005, which increases each year the agreement is in effect. The agreement also provides that Mr. Granoff be paid a yearly bonus, based on his and Ameritrans' performance, an amount of which is determined by the Board of Directors but which may not be less than $15,000 per year for the first five (5) years of the employment agreement. If renewed, any bonus will be given solely in the Board's discretion. The agreement also provides for compensation to Mr. Granoff if he is terminated prior to the expiration of his employment term, the amount of which varies depending upon the nature of his termination. If, for instance, Mr. Granoff is terminated without cause (as defined in the agreement) he is entitled to a lump-sum payment in an amount equal to (i) his salary, as in effect at the time of termination, through the date of termination and an amount equal to his salary multiplied by the number of years remaining under the agreement, and (ii) an amount equal to all of the consulting fees payable under the terms of Mr. Granoff's consulting agreement with Ameritrans, as discussed below. The employment agreement also provides for confidentiality and for non-competition, and non-solicitation during the term of the agreement and for one (1) year thereafter.

In conjunction with the employment agreement, the Company entered into an amended and restated consulting agreement with Mr. Granoff, which replaces the consulting agreement by and between the Company and Mr. Granoff dated as of July 1, 2001. The consulting agreement does not become effective and does not commence unless and until the employment agreement is terminated due to (i) Mr. Granoff's voluntary resignation from the Company or (ii) a notice of non-renewal of the employment agreement from either the Company or the Consultant. Upon the effectiveness of the consulting agreement Mr. Granoff shall be paid as a consultant at a rate equal to 1/2 the monthly salary in effect at the time the employment agreement is terminated plus any bonus received, if any, for that employment year and other benefits. The agreement also provides for confidentiality and non-competition for the term of the agreement, and non-solicitation during the term of the agreement and for one (1) year thereafter.

Ellen Walker. The Company entered into an amended and restated employment agreement dated February 21, 2006, with Ellen Walker which replaces the employment agreement between the Company and Ms. Walker dated October 1, 2001. The agreement automatically renews for an additional five (5) year term on July 1, 2011, unless either party gives notice of non-renewal prior to the expiration of that initial term. The agreement provides that Ms. Walker be paid an annual base salary, of $140,525 for the twelve months ending July 1, 2007, and increases five percent (5%) each year the agreement is in effect. In fiscal year ended June 30, 2005, Ms. Walker received a payment in the gross amount of $3,569 for compensation due her not paid in the prior fiscal year due to an error. The agreement also provides that Ms. Walker will be paid a yearly bonus, at the discretion of Ameritrans, based on her and the Company's performance. The agreement provides for compensation to Ms. Walker if she is terminated prior to the expiration of her employment term, the exact amount of which varies depending upon the nature of the termination. If, for instance, Ms. Walker terminates the employment agreement for good reason (as defined in the agreement) she is entitled to a lump-sum payment equal to the sum of her salary, as in effect at the time of termination, and an amount equal to her salary multiplied by the number of years remaining under the agreement or two-and-one half years, whichever is greater. The agreement also provides for confidentiality and for non-competition and non-solicitation during the term of the agreement and for one (1) year thereafter.

Silvia M. Mullens. The Company entered into an employment agreement with Ms. Mullens for a term of five years dated as of January 1, 2002. The agreement automatically renews for another five-year term unless either party terminates prior to renewal. The agreement provides that Ms. Mullens is paid an annual salary which presently is $106,180 for calendar year 2005, which increases five percent (5%) each year the agreement is in effect. The agreement also provides that Ms. Mullens will be paid a yearly bonus, at the discretion of Ameritrans, based on her and the Company's performance. Ms. Mullens was paid a bonus of $20,000 during the fiscal year ended June 30, 2005. The agreement provides for compensation to Ms. Mullens if she is terminated prior to the expiration of her employment term, the exact amount of which varies depending upon the nature of the termination. If, for instance, Ms. Mullens terminates the employment agreement for good reason (as defined in the agreement), she is entitled to a lump-sum payment equal to the sum of her salary, as in effect at the time of termination, and an amount equal to her salary multiplied by the number of years remaining under the agreement or two-and-one-half (2 1/2) years, whichever is greater. The agreement also provides for confidentiality and for non-competition and non-solicitation during the term of the agreement and for one year thereafter.

Lee Forlenza. The Company entered into an amended and restated employment agreement with Lee Forlenza for a five (5) year term commencing as of July 1, 2006, which replaces the employment agreements between the Company and Mr. Forlenza dated July 1, 2003 and October 1, 2001. The agreement automatically renews for a five (5) year term, unless either party gives notice of non-renewal prior to the expiration of the initial term. The agreement provides that Mr. Forlenza is paid an annual salary, of $87,800 for the twelve months ending July 1, 2007, and increases four percent (4%) each year the agreement is in effect. The agreement also provides that Mr. Forlenza will be paid a yearly bonus based on his and the Company's performance, an amount of which is determined by the Board of Directors but which may not be less than $10,000 for the first five (5) years of the employment agreement. If the employment agreement is renewed, any bonus after the initial term will be paid solely in the discretion of the Board. The agreement provides for compensation to Mr. Forlenza if he is terminated prior to the expiration of his employment term, the exact amount of which varies depending upon the nature of the termination. If Mr. Forlenza terminates the employment agreement for good reason (as defined in the agreement, he is entitled to a lump-sum payment equal to the sum of his salary, as in effect at the time of termination, and an amount equal to his salary multiplied by the number of years remaining under the agreement or two-and-one half years, whichever is greater. The agreement also provides for confidentiality and for non-competition, and for non-solicitation during the term of the agreement and for one (1) year thereafter.

Margaret Chance. The Company entered into an employment agreement with Ms. Chance for a term of five (5) years dated as of January 1, 2002. The agreement automatically renews for another five-year term unless either party terminates prior to renewal. The agreement provides that Ms. Chance is paid an annual salary, which presently is $83,520 for calendar year 2005, which increases four percent (4%) each year the agreement is in effect. The agreement also provides that Ms. Chance will be paid a yearly bonus, at the discretion of Ameritrans but which shall not be less than $8,500 per year, based on her and the Company's performance. Ms. Chance was paid a bonus of $15,000 during the fiscal year ended June 30, 2005. The agreement provides for compensation to Ms. Chance if she is terminated prior to the expiration of her employment term, the exact amount of which varies depending upon the nature of the termination. If, for instance, Ms. Chance terminates the employment agreement for good reason (as defined in the agreement), she is entitled to a lump-sum payment equal to the sum of her salary, as in effect at the time of termination, and an amount equal to her salary multiplied by the number of years remaining under the agreement or two-and-one-half (2 1/2) years, whichever is greater. The agreement also provides for confidentiality and for non-competition and non-solicitation during the term of the agreement and for one year thereafter.

Simplified Employee Pension Plan

In 1996, Elk adopted a simplified employee pension plan covering, at present, all eligible employees of the Company. Contributions to the plan are at the discretion of the Board of Directors. During the fiscal year ended June 30, 2005 contributions amounted to $127,376.

ITEM 22. BROKERAGE ALLOCATION AND OTHER PRACTICES

N/A

ITEM 23. TAX STATUS

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the federal income tax principles applicable to Ameritrans, based on the currently existing provisions of the Internal Revenue Code and the regulations thereunder. This summary does not purport to be a complete description of the tax considerations applicable to Ameritrans or to the holders of its Common Stock. These principles, in general, also apply to Elk, because the sole direct stockholder of Elk is Ameritrans.

Both Ameritrans and Elk Have elected to be treated as a "regulated investment company" (a "RIC") under Section 851 of the Internal Revenue Code, Elk has been treated as a RIC since 1984. A regulated investment company may deduct, for federal income tax purposes, most dividends paid to stockholders, thereby avoiding federal income taxation at the corporate level on stockholder dividends. In addition, because Elk currently qualifies for treatment as a RIC, Ameritrans anticipates that the dividends it receives from Elk will not be subject to corporate taxation at the level of Elk.

TAXATION OF REGULATED INVESTMENT COMPANIES

In order to qualify as a RIC for a given fiscal year, a company must meet each of the following conditions for that fiscal year:

a) The company must be registered as an investment company under the 1940 Act at all times during the year.

b) At least 90% of the company's gross income for the year must be derived from interest, gains on the sale or other disposition of stock or other securities, dividends and payment with respect to securities loans.

c) Less than 30% of the company's gross income must be derived from the sale or other disposition of securities held for less than three months.

d) At the close of each quarter, at least 50% of the value of the company's total assets must be represented by cash, cash items (including receivables), securities of other RICs and securities of other issuers, except that the investment in a single issuer of securities may not exceed 5% of the value of the RIC's assets, or 10% of the outstanding voting securities of the issuer.

e) At the close of each quarter, and with the exception of government securities or securities of other RICs, no more than 25% of the value of a RIC's assets may be made up of investments in the securities of a single issuer or in the securities of two or more issuers controlled by the RIC and engaged in the same or a related trade or business. However, if a non-RIC entity controlled by the RIC subsequently sustains internally generated growth (as opposed to growth via acquisitions), the diversification requirement will not be violated even if the non-RIC subsidiary represents in excess of 25% of the RIC's assets.

f) The company must distribute as dividends at least 90% of its investment company taxable income (as defined in Section 852 of the Internal Revenue Code), as well as 90% of the excess of its tax-exempt income over certain disallowed tax-exempt interest deductions. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from the use of corporate investment vehicles. A RIC is, however, generally subject to federal income tax at regular corporate rates on undistributed investment company taxable income.

In order to avoid the imposition of a non-deductible 4% excise tax on its undistributed income, a company is required, under Section 4982 of the Internal Revenue Code, to distribute within each calendar year at least 98% of its ordinary income for such calendar year and 98% of its capital gain net income (reduced by the RIC's net ordinary loss for the calendar year, but not below its net capital gain) for the one-year period ending on October 31 of such calendar year.

The tax benefits available to a qualified RIC are prospective, commencing with the fiscal year in which all the conditions listed above are met, and would not permit Ameritrans to avoid income tax at the corporate level on income earned during prior taxable years. If Ameritrans fails to qualify as a RIC for a given fiscal year, Ameritrans will not be entitled to a federal income tax deduction for dividends distributed, and amounts distributed as stockholder dividends by Ameritrans will therefore be subject to federal income tax at both the corporate level and the individual level.

Dividends distributed by Elk to Ameritrans will constitute ordinary income to Ameritrans to the extent derived from non-capital gain income of Elk, and will ordinarily constitute capital gain income to Ameritrans to the extent derived from capital gains of Elk. However, since Ameritrans is also a RIC, Ameritrans will, in general, not be subject to a corporate level tax on its income to the extent that it makes distributions to its stockholders. If Elk does not qualify as a RIC for any reason in any fiscal year, it will not be entitled to a federal income tax deduction for dividends distributed, and will instead be liable to pay corporate level tax on its earnings. Further, if Elk does not qualify as a RIC, such failure will cause Ameritrans to fail to qualify for RIC status as well, as long as Elk stock held by Ameritrans represents more than 25% of Ameritrans' assets. In such a case, Ameritrans will be taxed on dividends received from Elk, subject to the deduction for corporate dividends received, which is currently 70%. Thus, if Elk fails to qualify as a RIC for any reason, its earnings would be taxed at three levels: to Elk, in part to Ameritrans, and finally, when they are distributed by Ameritrans, to our stockholders.

As long as Ameritrans qualifies as a RIC, dividends distributed by Ameritrans to its stockholders out of current or accumulated earnings and profits constitute ordinary income to such stockholders to the extent derived from ordinary income and short-term capital gains of Ameritrans (such as interest from loans by Ameritrans). Any long-term capital gain dividends distributed by Ameritrans would constitute capital gain income to Ameritrans stockholders. To the extent Ameritrans makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of the stockholder's stock by the amount of such distribution, but not below zero, with distributions in excess of the stockholder's basis taxable as capital gains if the stock is held as a capital asset.

TAXATION OF SBICS

As a result of Elk's status as a licensed SBIC under the 1958 Act, Elk and its stockholders qualify for the following tax benefits:

(i) Under Section 243 of the Internal Revenue Code, Elk may deduct 100% of the dividends received by it from domestic corporations in which it has made equity investments, regardless of whether such corporations are subsidiaries of Elk (in contrast to the generally applicable 70% deduction under the Code). Because Elk generally makes long-term loans rather than equity investments, this potential benefit is not likely to be of practical significance to Elk or its stockholder.

(ii) Under Section 1243 of the Internal Revenue Code, losses sustained on Elk's investments in the convertible debentures, or stock derived from convertible debentures, of Small Business Concerns are treated as ordinary losses rather than capital losses to Elk. Because Elk does not presently intend to purchase convertible debentures, however, this potential benefit is not likely to be of practical significance to Elk or its stockholder.

STATE AND OTHER TAXES

Ameritrans is also subject to state and local taxation. The state, local and foreign tax treatment may not conform to the federal tax treatment discussed above. Shareholders and prospective investors should consult with their own tax advisors with respect to the state and local tax considerations pertaining to Ameritrans.

ITEM 24. FINANCIAL STATEMENTS

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
Years Ended June 30, 2005, 2004 and 2003

LIST OF FINANCIAL INFORMATION -JUNE 30, 2005, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rosen Seymour Shapss Martin & Company LLP

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheets at June 30, 2005 and 2004

Statements of Operations for the Years Ended June 30, 2005, 2004 and 2003

Statements of Comprehensive Income (Loss) for the Years Ended June 30, 2005, 2004 and 2003

Statements of Stockholders' Equity for the Years Ended June 30, 2005, 2004 and 2003

Statements of Cash Flows for the Years Ended June 30, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

Schedule of Loans as of June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ameritrans Capital Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Ameritrans Capital Corporation and Subsidiaries (the "Company") as of June 30, 2005 and 2004, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2005, and the schedule of loans as of June 30, 2005. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 1, the consolidated financial statements include loans valued at $51,910,254 and $49,391,219 as of June 30, 2005 and 2004, respectively, whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures used by the Board of Directors in arriving at their estimate of the value of such loans and have inspected underlying documentation and, in the circumstances, we believe the procedures are reasonable and the documentation is appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for such loans existed.

In our opinion, the consolidated financial statements and schedule referred to above present fairly, in all material respects, the financial position of Ameritrans Capital Corporation and Subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

ROSEN, SEYMOUR SHAPPS MARTIN & COMPANY LLP

/s/ Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 30, 2005

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - JUNE 30, 2005 AND 2004

	2005	2004
Assets		
Loans receivable	$ 52,060,254	$ 49,900,989
Less unrealized depreciation on loans receivable	(150,000)	(509,770)
Loans receivable, net	51,910,254	49,391,219
Cash and cash equivalents	327,793	416,600
Accrued interest receivable, net of unrealized depreciation of $59,000 in 2005 and $30,500 in 2004	756,701	969,912
Assets acquired in satisfaction of loans	384,528	1,421,723
Receivables from debtors on sales of assets acquired in satisfaction of loan	455,184	422,158
Equity securities	908,457	1,038,617
Furniture, equipment and leasehold improvements, net	329,573	439,262
Medallions under lease	2,282,201	2,382,201
Prepaid expenses and other assets	531,904	610,214
Total assets (Note 8)	$ 57,886,595	$ 57,091,906
Liabilities and Stockholders' Equity		
Liabilities:		
Debentures payable to SBA	$ 12,000,000	$ 12,000,000
Notes payable, bank	29,770,652	28,908,652
Accrued expenses and other liabilities	604,942	578,790
Accrued interest payable	256,285	271,630
Dividends payable	84,375	84,375
Total liabilities	42,716,254	41,843,447
Commitments and contingencies		
Stockholders' equity:		
Preferred stock 500,000 shares authorized, none issued or outstanding	-	-
9-3/8% cumulative participating redeemable preferred stock $.01 par value, $12.00 face value, 500,000 shares authorized; 300,000 shares issued and outstanding	3,600,000	3,600,000
Common stock, $.0001 par value; 5,000,000 shares authorized, 2,045,600 shares issued, 2,035,600 outstanding	205	205
Additional paid-in capital	13,869,545	13,869,545
Accumulated deficit	(2,127,134)	(1,902,408)
Accumulated other comprehensive loss	(102,275)	(248,883)
Total	15,240,341	15,318,459
Less: Treasury stock, at cost, 10,000 shares of common stock	(70,000)	(70,000)
Total stockholders' equity	15,170,341	15,248,459
Total liabilities and stockholders' equity	$ 57,886,595	$ 57,091,906

The accompanying notes are an integral part of these financial statements.

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS -YEARS ENDED JUNE 30, 2005, 2004 AND 2003

	2005	2004	2003
Investment income:			
Interest on loans receivable	$ 4,771,954	$ 5,195,741	$ 6,072,399
Gain on sale of equity securities, net (Note 4)	688,874	5,665	2,976
Fees and other income	459,598	318,559	209,680
Leasing income	211,640	119,527	-
Total investment income	6,132,066	5,639,492	6,285,055
Operating expenses:			
Interest	1,837,633	1,443,416	2,076,861
Salaries and employee benefits	1,128,963	1,022,964	879,074
Occupancy costs	188,466	207,079	144,279
Professional fees	675,399	605,168	575,022
Other administrative expenses	1,162,457	1,250,435	963,175
Loss and impairments on both medallions under lease and assets acquired in satisfaction of loans, net	198,177	44,362	77,343
Foreclosure expenses	87,695	362,871	313,678
Write off and depreciation on interest and loans receivable	728,710	1,024,245	852,512
Total operating expenses	6,007,500	5,960,540	5,881,944
Operating income (loss)	124,566	(321,048)	403,111
Other expense:			
Equity in loss of investee	(4,021)	(29,634)	-
Loss on sale of automobile	(60)	-	-
Total other expense	(4,081)	(29,634)	-
Income (loss) before income taxes	120,485	(350,682)	403,111
Income taxes	7,711	16,501	7,897
Net income (loss)	112,774	(367,183)	395,214
Dividends on preferred stock	(337,500)	(337,500)	(337,500)
Net income (loss) available to common shareholders	$ (224,726)	$ (704,683)	$ 57,714
Weighted Average Number of Common Shares Outstanding:			
Basic	2,035,600	2,035,600	2,035,600
Diluted	2,035,600	2,035,600	2,035,600
Net Income (Loss) Per Common Share:			
Basic	$ (0.11)	$ (0.35)	$ 0.03
Diluted	$ (0.11)	$ (0.35)	$ 0.03

The accompanying notes are an integral part of these financial statements.

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) -YEARS ENDED JUNE 30, 2005, 2004 AND 2003

	2005	2004	2003
Net income (loss)	$ 112,774	$ (367,183)	$ 395,214
Other comprehensive income (loss):			
Unrealized gain (loss) on equity securities arising during the period	46,583	(13,338)	(200,338)
Reclassification adjustment for (gain) loss included in net income (loss)	100,025	(5,665)	-
Total comprehensive income (loss)	$ 259,382	$ (386,186)	$ 194,876

The accompanying notes are an integral part of these financial statements.

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2005, 2004 and 2003

	Common Stock	9-3/8% Cumulative Participating Redeemable Preferred Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance—June 30, 2002	$ 205	$ 3,600,000	$ 13,869,545	$ (70,000)	$ (703,127)	$ (29,542)	$ 16,667,081
Dividends declared on common stock	-	-	-	-	(552,312)	-	(552,312)
Dividends declared on preferred stock	-	-	-	-	(337,500)	-	(337,500)
Net income	-	-	-	-	395,214	-	395,214
Unrealized loss on equity securities	-	-	-	-	-	(200,338)	(200,338)
Balance—June 30, 2003	205	3,600,000	13,869,545	(70,000)	(1,197,725)	(229,880)	15,972,145
Dividends declared on preferred stock	-	-	-	-	(337,500)	-	(337,500)
Net loss	-	-	-	-	(367,183)	-	(367,183)
Unrealized loss on equity securities	-	-	-	-	-	(13,338)	(13,338)
Reclassification adjustment for gain included in net income	-	-	-	-	-	(5,665)	(5,665)
Balance—June 30, 2004	205	3,600,000	13,869,545	(70,000)	(1,902,408)	(248,883)	15,248,459
Dividends declared on preferred stock	-	-	-	-	(337,500)	-	(337,500)
Net income	-	-	-	-	112,774	-	112,774
Unrealized gain on equity securities	-	-	-	-	-	46,583	46,583
Reclassification adjustment for loss included in net income	-	-	-	-	-	100,025	100,025
Balance—June 30, 2005	$ 205	$ 3,600,000	$ 13,869,545	$ (70,000)	$ (2,127,134)	$ (102,275)	$ 15,170,341

The accompanying notes are an integral part of these financial statements.

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - YEARS ENDED JUNE 30, 2005, 2004 AND 2003

	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$ 112,774	$ (367,183)	$ 395,214
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	148,677	133,685	77,660
Gain on sale of equity securities, net	(688,874)	(5,665)	(2,976)
Equity in loss of investee	4,021	29,634	-
Loss on sale of automobile	60	-	-
Loss on impairment of medallions under lease	100,000	-	-
Changes in operating assets and liabilities:			
Changes in unrealized depreciation on loans receivable and accrued interest receivable	(331,270)	(453,900)	455,670
Accrued interest receivable	184,711	1,012,179	(609,244)
Prepaid expenses and other assets	30,254	(142,716)	(214,478)
Accrued expenses and other liabilities	26,152	157,750	(13,299)
Accrued interest payable	(15,345)	51,959	(38,687)
Total adjustments	(541,614)	782,926	(345,354)
Net cash (used in) provided by operating activities	(428,840)	415,743	49,860
Cash flows from investing activities:			
Loans receivable	(2,312,465)	3,023,488	(276,847)
Assets acquired	751,762	279,534	(34,101)
Receivables from debtors on sales of assets acquired in satisfaction of loans	405,607	9,100	(63,987)
Proceeds from sales of equity securities	1,090,774	109,084	27,726
Purchases of equity securities	(129,153)	(261,268)	(711,166)
Proceeds from sale of automobiles	13,000	60,125	-
Capital expenditures	(3,992)	(399,959)	(143,003)
Net cash (used in) provided by investing activities	(184,467)	2,261,036	(1,201,378)
Cash flows from financing activities:			
Proceeds from notes payable, banks	47,397,883	6,590,000	52,385,000
Repayment of notes payable, banks	(46,535,883)	(11,811,348)	(51,975,000)
Proceeds from debentures payable to SBA	-	6,950,000	5,050,000
Repayment of debentures payable to SBA	-	(4,150,000)	(3,710,000)
Dividends paid	(337,500)	(337,500)	(873,875)
Net cash provided by (used in) financing activities	524,500	(2,758,848)	876,125
Net decrease in cash and cash equivalents	(88,807)	(82,069)	(275,393)
Cash and cash equivalents:			
Beginning of year	416,600	498,669	774,062
End of year	$ 327,793	$ 416,600	$ 498,669
Supplemental disclosures of cash flow information:			
Cash paid during the years for:			
Interest	$ 1,852,993	$ 1,391,457	$ 2,115,548
Income taxes	$ 7,711	$ 17,276	$ 15,759

(Continued)

	2005	2004	2003
Supplemental disclosures of non-cash investing activities:			
Unrealized gain (loss) on equity securities arising during the period	$ 46,583	$ 13,338	$ (200,338)
Reclassification adjustment for loss (gain) included in net income	$ 100,025	$ (5,665)	$ -
Conversion of loans receivable to assets acquired in satisfaction of loans	$ (153,200)	$ (668,534)	$ (200,000)
Reclassification of assets acquired to receivables from debtors on sales of assets acquired	$ (438,633)	$ -	$
Acquisition of medallions through foreclosure of loans receivable	$ -	$ (2,382,201)	$

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements:

1.   Organization and Summary of Significant Accounting Policies

Organization and Principal Business Activity

Ameritrans Capital Corporation ("Ameritrans"), a Delaware corporation, acquired all of the outstanding shares of Elk Associates Funding Corporation ("Elk") on December 16, 1999 in a share-for-share exchange. Prior to the acquisition, Elk had been operating independently and Ameritrans had no operations.

Elk, a New York corporation, is licensed by the Small Business Administration ("SBA") to operate as a Small Business Investment Company ("SBIC") under the Small Business Investment Act of 1958, as amended. Elk is also registered as an investment company under the Investment Company Act of 1940 to make business loans.

Ameritrans is a specialty finance company that primarily through its subsidiary, Elk, makes loans to taxicab owners to finance the acquisition and operation of taxi medallions and related assets, and to other small businesses in the New York City, Chicago, Miami, and Boston markets.

Basis of Consolidation

The consolidated financial statements include the accounts of Ameritrans, Elk and Elk's wholly owned subsidiaries, EAF Holding Corporation ("EAF"), EAF Enterprises LLC, Medallion Auto Management LLC, EAF Leasing LLC, EAF Leasing II LLC and EAF Leasing III LLC, (collectively referred to as the "Company"). All significant inter-company transactions have been eliminated in consolidation.

EAF, which was formed in June 1992 and began operations in December 1993, owns and operates certain real estate assets acquired in satisfaction of defaulted loans by Elk.

EAF Enterprises LLC, which was formed in June 2003 and began operations in July 2003, owns, leases and resells medallions acquired in satisfaction of foreclosures by Elk.

Medallion Auto Management LLC, which was formed in June 2003 and began operations in July 2003, owns, leases and resells automobiles in conjunction with the activities of EAF Enterprises LLC.

EAF Leasing LLC, which was formed in August 2003 and began operations in October 2003, owns and leases medallions acquired in satisfaction of foreclosures by Elk.

EAF Leasing II LLC, which was formed in August 2003 and began operations in October 2003, owns and leases medallions acquired in satisfaction of foreclosures by Elk.

EAF Leasing III LLC, which was formed in January 2004, owns and leases medallions acquired in satisfaction of foreclosures by Elk.

Ameritrans organized another subsidiary on June 8, 1998, Elk Capital Corporation ("Elk Capital"), which may engage in lending and investment activities similar to its parent. Since its inception, Elk Capital has had no operations.

From inception through April 2002, Ameritrans' only activities have been the operations of Elk. In May 2002, Ameritrans made its first loans to businesses using the proceeds raised from a public offering, which was completed in April 2002.

Loan Valuations

The Company's loan portfolio is carried at fair value. Since no ready market exists for these loans, the fair value is determined in good faith by the board of directors of the Company ("the Board"). In determining the fair value, the Board considers factors such as the financial condition of the borrower, the adequacy of the collateral to support the loans, individual credit risks, historical loss experience and the relationships between current and projected market rates and portfolio rates of interest and maturities. The fair value of the loans approximates cost less unrealized depreciation.

Unrealized depreciation in loan values has generally been caused by specific events related to credit risk. Loans are considered "non-performing" once they become 90 days past due as to principal or interest. These past due loans are periodically evaluated by management and if, in the judgment of management, the amount is not collectible and the fair value of the collateral is less than the amount due, a reserve is established. If the fair value of the collateral exceeds the loan balance at the date of valuation, the Company makes no write-down of the loan amount.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less when acquired to be cash equivalents. The Company maintains its cash balances with various banks with high quality ratings, however, at times balances may exceed federally insured limits.

Equity Securities

Equity securities are comprised principally of common stock investments in various companies. The Company currently classifies equity securities as available-for-sale. Securities classified as available-for-sale are required to be reported at fair value with unrealized gains and losses, net of taxes, excluded from earnings and recorded in the statement of comprehensive income (loss), and separately as a component of accumulated other comprehensive income (loss) within stockholder's equity unless an unrealized loss is deemed to be other than temporary, in which case, the cost basis of the individual security is written down to fair value as a new cost basis and such loss is charged to earnings. Realized gains and losses on the sale of securities available-for-sale are determined using the specific-identification method and are reported in earnings. In addition, any unrealized gains and losses deferred in accumulated other comprehensive income (loss) is recognized in determining net gain or loss on disposition.

Income Taxes

The Company has elected to be taxed as a Regulated Investment Company ("RIC") under the Internal Revenue Code (the "Code"). An RIC generally is not taxed at the corporate level to the extent its income is distributed to its stockholders. In order to qualify as an RIC, a company must payout at least 90 percent of its net taxable investment income to its stockholders as well as meet other requirements under the Code. In order to preserve this election for fiscal 2005, the Company intends to make the required distributions to its stockholders in accordance with applicable tax code.

The Company is subject to certain state and local franchise taxes, as well as related minimum filing fees assessed by state taxing authorities. Such taxes and fees are reported as provisions for income taxes and reflected in each of the fiscal years presented.

Depreciation and Amortization

Depreciation and amortization are computed using the straight-line method over the useful lives of the respective assets. Leasehold improvements are amortized over the life of the respective leases.

Deferred Loan Costs and Fees

Deferred loan costs are included in prepaid expenses and other assets. Amortization of deferred loan costs is computed on the straight-line method over the respective loan term. Amortization of deferred loan costs and fees for the years ended June 30, 2005, 2004 and 2003 was $48,056, $60,013 and $45,864, respectively. At June 30, 2005 and 2004, deferred loan costs and commitment fees amounted to $309,880 and $357,936, respectively, net of accumulated amortization of $354,101 and $306,045, respectively.

Assets Acquired in Satisfaction of Loans

Assets acquired in satisfaction of loans are carried at the lower of the net value of the related foreclosed loan or the estimated fair value less cost of disposal. Losses incurred at the time of foreclosure are charged to the unrealized depreciation on loans receivable. Subsequent reductions in estimated net realizable value are charged to operations as losses on assets acquired in satisfaction of loans.

Impairment of Long-Lived Assets and Acquired Intangible Assets

The Company monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the undiscounted cash flows are less than the carrying amount, an impairment loss is recorded to the extent that the carrying amount exceeds the fair value. During the fiscal year ended June 30, 2004 the Company obtained medallions through foreclosure of loans and the value of such medallions was carried at the net value of the related foreclosed loans. The medallions are being treated as having indefinite lives, therefore, the assets are not being amortized. However, the Company periodically tests their carrying value for impairment. During the year ended June 30, 2005, the medallions were written down by $100,000 to their estimated fair value, based on current market conditions. The amount is included in loss and impairments on medallions under lease and assets acquired in satisfaction of loans, net, in the accompanying consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that are particularly susceptible to change relate to the determination of the fair value of loans receivable and other financial instruments.

Treasury Stock

Treasury stock is carried at cost. Gains and losses on disposition of treasury stock, if any, are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

Earnings Per Share

Basic earnings (loss) per share includes no dilution and is computed by dividing current income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon the exercise of stock options and warrants. The difference between reported basic and diluted weighted average common shares results from the assumption that all dilutive stock options outstanding were exercised. For the years presented, the effect of common stock equivalents has been excluded from the diluted calculation since the effect would be antidilutive.

Income Recognition

Interest income, including default interest, is recorded on an accrual basis and in accordance with loan terms to the extent such amounts are expected to be collected. The Company recognizes interest income on loans classified as non-performing only to the extent that the fair market value of the collateral exceeds the loan balance. Loans that are not fully collateralized and in the process of collection are placed on nonaccrual status when, in the judgment of management, the collectibility of interest and principal is doubtful.

Stock Options

The Company uses the intrinsic value method of accounting for employee stock options in accordance with APB No. 25 as permitted by Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-Based Compensation*" (SFAS No. 123). Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the stock at the date of the grant over the option price. However, companies that do not adopt SFAS No. 123 must provide additional pro forma disclosure as if they had adopted SFAS No. 123 for valuing stock-based compensation to employees. SFAS No. 123 requires the measurement of such compensation using the Black-Scholes or similar option-pricing model to value the amount of compensation granted. The compensation cost is then recognized over the vesting period of the options (see "Recently Issued Accounting Standards" below and Note 17).

Financial Instruments

The carrying value of cash and cash equivalents, accrued interest receivable and payable, and other receivables and payables approximates fair value due to the relative short maturities of these financial instruments. Loans receivable are carried at their estimated fair value. The estimated fair values of publicly traded equity securities are based on quoted market prices and the estimated fair values of privately held equity securities are recorded at the lower of cost or fair value. The carrying value of the bank debt is a reasonable estimate of their fair values as the interest rates are variable, based on prevailing market rates. The fair value of the SBA debentures were computed using the discounted amount of future cash flows using the Company's current incremental borrowing rate for similar types of borrowings (see Note 13).

Derivatives

The Company from time to time enters into interest rate swap agreements in order to manage interest rate risk. The Company does not use interest rate swaps or other derivatives for trading or other speculative purposes. In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as subsequently amended, all derivative instruments are recorded at fair value. For derivative instruments designed as cash flow hedges, the effective portion of that hedge is deferred and recorded as a component of other comprehensive income. Any portion of the hedge deemed to be ineffective is recognized promptly in the consolidated statements of income.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued the SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), which replaced SFAS No. 123, "Accounting for Stock-Based Compensation," and superseded APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires that all share-based payments to employees be recognized in the financial statements based on their fair values on the date of grant. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards. On April 14, 2005, the SEC amended the compliance dates for SFAS 123(R), which extended the Company's required adoption date of SFAS 123(R) to its fiscal third quarter in its fiscal year ended June 30, 2006. The Company is evaluating the requirements of SFAS 123(R) and expects that its adoption will not have a material impact on its financial position or results of operations and earnings per share.

Also in December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets" ("SFAS No. 153"), which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 153 will have no impact on the Company's results of operations or its financial position.

In June 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), which changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, but does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the Statement. The adoption of SFAS No. 154 will not have a material effect on results of operations or the Company's financial position

2. **Assets Acquired in Satisfaction of Loans**

Assets acquired in satisfaction of loans consist of the following as of June 30, 2005 and 2004:

	Real Estate	Assigned Mortgage and Note	Equipment	Other	Total
Balance—July 1, 2003	$ 287,500	$ 616,439	$ 200,000	$ 38,250	$ 1,142,189
Additions	573,668	-	94,866	-	668,534
Sales	(287,500)	(1,500)	-	-	(289,000)
Write-offs	-	-	(100,000)	-	(100,000)
Balance—June 30, 2004	573,668	614,939	194,866	38,250	1,421,723
Additions	40,647	-	93,200	-	133,847
Sales	(333,626)	(612,350)	(100,066)	-	(1,046,042)
Write-offs	-	-	(125,000)	-	(125,000)
Balance—June 30, 2005	$ 280,689	$ 2,589	$ 63,000	$ 38,250	$ 384,528

3. **Loans Receivable**

Loans are considered non-performing once they become 90 days past due as to principal or interest. The Company has loans of approximately $2,928,000 and $2,182,000 at June 30, 2005 and 2004, respectively, which are considered nonperforming. These loans, which were made predominantly in the Chicago market, are either fully or substantially collateralized and are personally guaranteed by the debtor. Included in the total nonperforming loans are approximately $720,000 and $571,000 at June 30, 2005 and 2004, respectively, which are no longer accruing interest since the loan principal and accrued interest exceed the collateral value. The following table sets forth certain information concerning performing, nonperforming, and nonaccrual loans as of June 30, 2005 and 2004:

	2005	2004
Loans receivable, net	$ 51,910,254	$ 49,391,219
Performing loans	48,982,626	47,208,741
Nonperforming loans	$ 2,927,628	$ 2,182,478
Nonperforming loans:		
Accrual	$ 2,207,220	$ 1,611,386
Nonaccrual	720,408	571,092
	$ 2,927,628	$ 2,182,478

Changes in the unrealized depreciation on loans receivable and interest receivable are summarized as follows:

	Unrealized depreciation on interest receivable	Unrealized depreciation on loans receivable
Balance—June 30, 2003	$ 691,000	$ 303,170
Increase, net	-	206,600
Decreases, net	(660,500)	-
Balance—June 30, 2004	30,500	509,770
Increase, net	96,500	316,903
Decreases, net	(68,000)	(676,673)
Balance—June 30, 2005	$ 59,000	$ 150,000

The Company has pledged its loans receivable and all other assets of the Company as collateral for its lines of credit (see Note 8).

4.   **Equity Securities**

Equity securities consist of the following as of June 30, 2005 and 2004:

	Telecommunications and Technology	Hotel	Taxi Vehicle Distributor	Real Estate	Other	Total
Balance—July 1, 2003	$ 246,185	$ 310,000	$ 100,000	$ 232,261	$ 40,959	$ 929,405
Purchase of securities	30,668	-	100,000	130,600	-	261,268
Sale of securities	(25,000)	(58,125)	-	-	(20,294)	(103,419)
Unrealized loss on equity securities arising during the period	(13,005)	-	-	-	(5,998)	(19,003)
Equity in loss of investee	-	-	(29,634)	-	-	(29,634)
Balance—June 30, 2004	238,848	251,875	170,366	362,861	14,667	1,038,617
Purchase of securities	4,153	-	-	125,000	-	129,153
Sale of securities	-	(251,875)	-	-	-	(251,875)
Unrealized gain (loss) on equity securities arising during the period	27,268	-	(50,000)	-	19,315	(3,417)
Equity in loss of investee	-	-	(4,021)	-	-	(4,021)
Balance—June 30, 2005	$ 270,269	$ -	$ 116,345	$ 487,861	$ 33,982	$ 908,457

In June 2005, the Company received $1,090,774 as proceeds from the liquidation of its investment in a hotel. The proceeds represented a return of the remaining carrying value of the investment of $251,875, and the resulting gain for the balance of $838,899 is included in gain on sale of equity securities, net in the accompanying consolidated statements of operations.

General

The fair value of publicly traded corporate equity securities is based on quoted market prices. Privately held corporate equity securities are recorded at the lower of cost or fair value. For these non-quoted investments, the Company reviews the assumptions underlying the financial performance of the privately held companies in which the investments are held. If and when a determination is made that a decline in fair value below the cost basis is other than temporary, the related investment is written down to its estimated fair value.

Certain Investments

Ameritrans invested $100,000 to obtain a 50% stock ownership interest in a company in August 2003. Since control of the entity resided with the other owner, as evidenced by the management of the day-to-day operations as well as the number of board seats, this investment was accounted for using the equity basis of accounting. In February 2005, the Company received common shares of another entity in lieu of full liquidation of its initial investment. The new shares represent an immaterial ownership percentage and are, therefore, no longer accounted for by the equity basis of accounting.

Elk also obtained a 48% stock ownership interest in another company during December 2003 in exchange for providing 100% financing for this company to acquire and gain title to certain Chicago medallions from Elk arising from defaulted and foreclosed loans, to purchase vehicles, and for related start up costs. The profit or loss of this company is to be retained by the majority stockholder of this company. Commencing on or after July 1, 2007, and for a two and one-half year period thereafter, the majority stockholder has the right to purchase Elk's interest in this company at a price described in the stockholders' agreement, by giving notice and exercising its right to repurchase Elk's shares. Elk has the right (put option) under the agreement to require the company to repurchase Elk's 48% interest in this company. Under both purchase arrangements, the price is determined by the difference between the market value of the medallions and the outstanding balance on the loan on the date the right is exercised.

The financing related to the purchase of medallions amounted to $1,449,000, and is collateralized by such medallions. The loan bears interest at 4% per annum, and requires two interest only payments of $4,830 due on the first of the month beginning February 1, 2004, then fifty-nine monthly payments of $10,718, including interest, based on a 15 year amortization schedule, with a balloon payment of the balance due on March 1, 2009, the maturity date. The Company also loaned the entity $222,000 on December 31, 2003 related to the purchase of vehicles and such loan is collateralized by the vehicles. The loan bears interest at 4% per annum, and requires three interest only payments of $740 due on the first of the month beginning February 1, 2004, then twenty-six monthly payments of $8,928, including interest, through June 1, 2006, the maturity date. As of June 30, 2005 and 2004, the principal balance outstanding on the loans was $1,538,224 and $1,654,597, respectively.

5.   Furniture, Equipment and Leasehold Improvements

Major classes of furniture, equipment and leasehold improvements as of June 30, 2005 and 2004 are as follows:

	2005	2004	Estimated Useful Lives
Furniture and fixtures	$ 66,061	$ 64,380	7 years
Office equipment	308,940	306,629	3–5 years
Leasehold improvements	175,633	175,633	Life of lease
Automobiles	110,487	131,108	5 years
	661,121	677,750	
Less accumulated depreciation and amortization	331,548	238,488	
	$ 329,573	$ 439,262	

Depreciation and amortization expense for the years ended June 30, 2005, 2004 and 2003 was $100,621, $73,672 and $31,797, respectively.

6.   Medallions

During the year ended June 30, 2004, Elk transferred City of Chicago taxicab medallions obtained from defaulted and foreclosed loans to certain newly formed wholly-owned subsidiaries. The subsidiaries borrowed funds in the amount of $2,382,201 from Elk to complete the purchases of the medallions and gained title by paying related transfer fees and satisfying outstanding liens with Elk and the City of Chicago.

The subsidiaries, in turn, lease these medallions to taxicab operators or companies in the Chicago market under weekly and long-term operating lease terms. The weekly leases, which include both medallions and automobiles, are with individuals and automatically renew each week, up to a maximum period of 157 weeks, but may be terminated by the lessee at the conclusion of any weekly period. The weekly leases also include an option for the lessee to purchase either the medallion or automobile, at an amount defined in the agreement, at any time throughout the term of the lease, with credit given for a portion of the lease payments towards the purchase price. As of June 30, 2005, no purchase options have been exercised. The long-term medallion leases are with taxicab companies, which expire at various dates between December 31, 2005 and February 28, 2006, and may be canceled by either party with forty-five days advance written notice. Leasing income under all medallion and taxicab leases for the years ended June 30, 2005 and 2004 were $211,640 and $119,527, respectively. The minimum leasing income due under long-term lease agreements, during the next year, and in the aggregate, is approximately $97,000, for the fiscal year ending June 30, 2006.

During the year ended June 30, 2005, the medallions were written down by $100,000 to their estimated fair value, based on current market conditions. The amount is included in loss and impairments on medallions under lease and assets acquired in satisfaction of loans, net, in the accompanying consolidated statements of operations.

7. Debentures Payable to SBA

At June 30, 2005 and 2004 debentures payable to the SBA consisted of subordinated debentures with interest payable semiannually, as follows:

Issue Date	Due Date	% Interest Rate	2005	2004
July 2002	September 2012	4.67[*]	$2,050,000	$2,050,000
December 2002	March 2013	4.63[*]	3,000,000	3,000,000
September 2003	March 2014	4.12[*, **]	5,000,000	5,000,000
February 2004	March 2014	4.12[*, **]	1,950,000	1,950,000
			$12,000,000	$12,000,000

[*] Elk is also required to pay an additional annual user fee of 0.866% on these debentures.
[**] The fixed rate of 4.12% was determined on the pooling date of March 24, 2004. Prior to that date, the interim interest rates assigned to the $5,000,000 and the $1,950,000 debentures were 1.682% and 1.595%, respectively.

Under the terms of the subordinated debentures, the Company may not repurchase or retire any of its capital stock or make any distributions to its stockholders other than dividends out of retained earnings (as computed in accordance with SBA regulations) without the prior written approval of the SBA. Dividends paid in 2005 and 2004 were in accordance with SBA regulations.

SBA Commitment

In January 2002 the Company and the SBA entered into an agreement whereby the SBA committed to reserve debentures in the amount of $12,000,000 to be issued by the Company on or prior to September 30, 2006. A 2% leverage fee will be deducted pro rata as the commitment proceeds are drawn down. A 1% non-refundable commitment fee of $120,000 was paid by Elk in 2002 at the time of obtaining the $12,000,000 commitment. In February 2004, Elk made the final draw down under this commitment.

8. Notes Payable to Banks

At June 30, 2005 and 2004 the Company had loan commitments with three banks for lines of credit aggregating $40,000,000. At June 30, 2005 and 2004, the Company had $29,770,652 and $28,908,652, respectively, outstanding under these lines. The loans, which mature at various dates between October 31, 2005 and December 31, 2005, bear interest at the lower of either the reserve adjusted LIBOR rate plus 1.5% or the banks' prime rate minus 0.50%. At June 30, 2005, the weighted average interest rate on outstanding bank debt was approximately 4.73%.

Upon maturity, the Company anticipates that the banks will extend these lines of credit for another year, as has been the practice in previous years. Pursuant to the terms of the agreements the Company is required to comply with certain covenants and conditions, as defined in the agreements. The Company has pledged its loans receivable (see Note 3) and all other assets as collateral for the above lines of credit. Pursuant to the SBA agreement and an "intercreditor agreement" among the lending banks, the SBA agreed to a subordination in favor of the banks, provided that the Company maintains certain debt levels based on performance of its portfolio.

9. Preferred Stock

Ameritrans had 1,000,000 shares of "blank check" preferred shares authorized of which 500,000 shares were designated as 9 3/8% cumulative participating preferred stock $.01 par value, $12.00 face value. The remaining 500,000 shares of these "blank check" preferred shares were unissued at June 30, 2005 and 2004.

As part of the April 24, 2002 stock offering (see Note 10) Ameritrans issued 300,000 shares of 9-3/8% cumulative participating redeemable preferred stock $.01 par value, $12.00 face value. These preferred shares are redeemable at the option of the Company at the face value plus a redemption premium of up to 8% of face value, based on certain criteria, through April 2007.

10. **Common Stock**

Ameritrans has 5,000,000 authorized common shares, $0.0001 par value, of which 1,745,600 shares were issued and outstanding after the shares exchange with Elk (see Note 1) as of June 30, 2001. As part of a stock offering in April 2002, the Company issued an additional 300,000 shares of common stock (see Note 11).

Pursuant to a foreclosure agreement with a borrower, Elk obtained 10,000 shares of Ameritrans common stock, which had previously been pledged by the borrower as collateral. At June 30, 2005 and 2004 these shares are recorded as treasury stock at cost, which was the market value of the shares at the foreclosure date.

11. **Stock Offering**

On April 24, 2002 the Company completed a public offering of 300,000 units, each unit consisting of one share of common stock, one share of 9-3/8% cumulative participating preferred stock, $.01 par value, face value $12.00, and one redeemable warrant exercisable into one share of common stock. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $6.70, subject to adjustment as defined, until April 2007. The warrants may be redeemed by the Company under certain conditions. The Company has the right to redeem all the warrants at a price of $0.10 per warrant upon not less than 30 days' prior written notice; provided that before any redemption of warrants can take place, the average closing price of the Company's common stock as reported on NASDAQ shall have been $8.70 per share for 20 consecutive trading days ending within 30 days prior to the date on which notice of redemption is sent. To date, no warrants have been exercised. The gross proceeds from the offering were $5,700,000 less costs and commissions of $1,704,399 resulting in net proceeds of $3,995,601. The underwriter had the option to increase this offering by 45,000 units to cover over-allotments through June 2, 2002, which option was not exercised. The underwriter also earned the right in exchange for $2,500 to purchase up to 30,000 units at an exercise price of $21.45 per unit, each unit consisting of one share of common stock, one share of 9-3/8% cumulative participating preferred stock, $.01 par value, face value $12.00, and one redeemable warrant exercisable at $8.40 per share. These units are exercisable over a five-year period which commenced April 18, 2003. To date, the underwriter has not exercised the right to purchase these units.

12. **Income Taxes**

The provision for income taxes for the years ended June 30, 2005, 2004 and 2003 consists of the following:

	2005	2004	2003
Federal	$ -	$ 2,908	$ 473
State and local	7,711	13,593	7,424
	$ 7,711	$ 16,501	$ 7,897

In order to be taxed as a Regulated Investment Company, the Company must payout at least 90% of its net taxable income to its stockholders in the form of dividends. The above provision represents income taxes accrued on undistributed income for the respective years.

13. **Financial Instruments**

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values presented below have been determined by using available market information and by applying valuation methodologies. The methods and assumptions described below were used in calculating the fair values of the instruments.

Loans

- Loans receivable are recorded at their estimated fair value.

Investment Securities

- The estimated fair value of publicly traded equity securities is based on quoted market prices and the estimated fair value of privately held equity securities is recorded at the lower of cost or fair value.

Debt

- The carrying value of the bank debt is a reasonable estimate of their fair values as the interest rates are variable, based on prevailing market rates.

- The fair value of the SBA debentures were computed using the discounted amount of future cash flows using the Company's current incremental borrowing rate for similar types of borrowings. The estimated fair values of such debentures as of June 30, 2005 and 2004 were approximately $11,440,000 and $11,630,000, respectively.

Other

- The carrying value of cash and cash equivalents, accrued interest receivable and payable, and other receivables and payables approximates fair value due to the relative short maturities of these financial instruments.

14. **Related Party Transactions**

The Company paid approximately $115,000, $21,000 and $38,000 to a law firm related to the President and other officers and directors of the Company for the years ended June 30, 2005, 2004 and 2003, respectively, for legal services provided.

During the year ended June 30, 2001, the Company rented office space on a month-to-month basis from the law firm owned by the President and other officers and directors of the Company without a formal lease agreement. On July 1, 2001 the Company entered into a sublease agreement with this affiliated entity requiring rental payment of $3,292 per month, which expired April 30, 2004. As part of this agreement the affiliated entity, at the Company's request, rented an additional 1,800 square feet of office space contiguous with the Company's offices. In November 2003, the Board of Directors approved a new sublease with the affiliated entity to take effect upon the expiration of the prior sublease, May 1, 2004, and to continue through April 20, 2014. The Company's rent share is currently $8,327 per month and subject to annual increases as per the master lease agreement between the landlord and the law firm of Granoff Walker & Forlenza, P.C., whose stockholders are officers and directors of the Company. The Company is presently utilizing 37% of the rented space and therefore committed to the minimum 37% utilization factor on all rent, additional rent and electricity charges billed by landlord, subject to annual increases as per the master lease agreement between the landlord and the affiliated entity. In the event that more space is utilized, the percentage of the total rent shall be increased accordingly. Until the Company utilizes the additional space, the affiliated entity sublets the additional space to unaffiliated tenants. In the event all or a portion of the additional space is vacant, the Company has agreed to reimburse the affiliated entity for the additional rent due. During the years ended June 30, 2005, 2004 and 2003 the Company paid the affiliated entity approximately $0, $2,200 and $3,500, respectively, relating to this space. Rent expense under the lease amounted to $84,226, $101,116 and $59,290 for the years ended June 30, 2005, 2004 and 2003, respectively.

In addition, the Company was also obligated to pay for its share of overhead expense as noted in the above lease agreement. Under the agreement which expired April 30, 2004, minimum overhead cost payments were $7,333 per month. Under the extended lease agreement, the current minimum amount is now $3,000 a month, and the Company is also required to reimburse the affiliated entity for certain office and salary costs. Overhead costs and reimbursed office and salary expenses amounted to $56,664, $62,840 and $84,989 for the years ended June 30, 2005, 2004 and 2003, respectively.

Effective July 1, 2003, the Company entered into a new ten-year sublease for additional office and storage space with another entity in which an officer and director of the Company has a financial interest. The new sublease calls for rental payments ranging from $38,500 to $54,776 per annum from the first year ending June 30, 2004 through the year ending June 30, 2013. The sublease contains a provision that either party may terminate the lease in years seven through ten with six months' notice. Rent expense under the lease amounted to $47,576 and $43,123 for the years ended June 30, 2005 and 2004, respectively.

Total occupancy costs under the above lease and overhead cost reimbursement agreements amounted to $188,466, $207,079 and $144,279 for the years ended June 30, 2005, 2004 and 2003, respectively.

The future minimum rental and overhead payments for each of the next five years and in the aggregate thereafter are as follows:

Year Ending June 30	Rent	Overhead	Total Occupancy
2006	$ 144,661	$ 36,000	$ 180,661
2007	146,105	36,000	182,105
2008	147,599	36,000	183,599
2009	150,055	36,000	186,055
2010	156,202	36,000	192,202
Thereafter	575,430	138,000	713,430
	$ 1,320,052	$ 318,000	$ 1,638,052

15. Commitments and Contingencies

Interest Rate Swap

On June 11, 2001, the Company entered into an interest rate swap transaction for $15,000,000 notional amount with a bank which expired June 11, 2003 and on February 11, 2003, the Company entered into another interest rate swap transaction for $5,000,000 notional amount with the same bank which expired February 11, 2005. These swap transactions were entered into to protect the Company from an upward movement in interest rates relating to outstanding bank debt and settle the 11th day of each month. These swap transactions provided for a fixed rate of 4.95% and 3.56%, respectively for the Company and if the floating one month LIBOR rate fell below the fixed rate then the Company was obligated to pay the bank for the difference in rates. When the one-month LIBOR rate rose above the fixed rate the bank was obligated to pay the Company for the differences in rates. For the twelve months ended June 30, 2005, 2004 and 2003, Elk incurred additional interest expense of $5,551, $47,795 and $507,436, respectively, due to the fluctuation of interest rates, under these agreements.

16. Defined Contribution Plan

The Company maintains a simplified employee pension plan covering all eligible employees of the Company. Contributions to the plan are at the discretion of the Board of Directors. During the years ended June 30, 2005, 2004 and 2003, contributions amounted to $127,376, $116,610 and $86,443, respectively.

17. **Stock Option Plans**

Employee Incentive Stock Option Plan

An employee stock option plan (the "1999 Employee Plan") was adopted by the Ameritrans Board of Directors, including a majority of the non-interested directors, and approved by a stockholder vote, in order to link the personal interests of key employees to our long-term financial success and the growth of stockholder value. An amendment to the 1999 Employee Plan was approved by the shareholders in January 2002. The amendment increased the number of shares reserved under the plan from 125,000 to 200,000 shares.

The 1999 Employee Plan authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code for the purchase of an aggregate of 200,000 shares (subject to adjustment for stock splits and similar capital changes) of common stock to our employees. By adopting the 1999 Employee Plan, the Board believes that we will be better able to attract, motivate, and retain as employees people upon whose judgment and special skills our success in large measure depends. On October 29, 2004, options to purchase an aggregate of 20,450 shares of Common Stock exercisable at $4.50 per share were granted to certain officers of Ameritrans as set forth in Item 12 below. On the same date, Gary C. Granoff was granted options to purchase 13,350 shares of Common Stock exercisable at $4.95 per share. All of these options expire on October 29, 2009. On May 27, 2005, options to purchase an aggregate of 70,000 shares of Common Stock exercisable at $8.88 per share were cancelled pursuant to a unanimous written consent of the Board and consent of each option holder. On December 28, 2005, options to purchase an aggregate of 20,450 shares of Common Stock exercisable at $5.56 per share were granted to certain officers of the Company as set forth in Item 12 below. On the same date, Gary C. Granoff was granted options to purchase 13,350 shares of Common Stock exercisable at $6.12 per share. These options expire on December 12, 2010. As of March 1, 2006, options to purchase an aggregate of 67,600 shares of Common Stock were outstanding, and 132,400 shares of Common Stock were available for future award under the 1999 Employee Plan.

The 1999 Employee Plan is administered by the 1999 Employee Plan Committee of the Board of Directors, which is comprised solely of non-employee directors (who are "outside directors" within the meaning of Section 152(m) of the Internal Revenue Code and "disinterested persons" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "1934 Act")). The committee can make such rules and regulations and establish such procedures for the administration of the 1999 Employee Plan as it deems appropriate.

Non-Employee Directors Stock Option Plan

A stock option plan for non-employee directors (the "Director Plan") was adopted by the Ameritrans Board of Directors and approved by a stockholder vote, in order to link the personal interests of non-employee directors to our long-term financial success and the growth of stockholder value. The Director Plan is substantially identical to, and the successor to, a non-employee director stock option plan adopted by the Board of Directors of Elk and approved by its stockholders in September 1998 (the "Elk Director Plan"). Ameritrans and Elk submitted an application for, and received on August 31, 1999, an exemptive order relating to these plans from the SEC. The Director Plan was amended by the Board of Directors on November 14, 2001 and approved by the shareholders at the Annual Meeting on January 18, 2002. The amendment is still subject to the approval of the Securities and Exchange Commission. The amendment (i) increases the number of shares reserved under the plan from 75,000 to 125,000 and (ii) authorizes the automatic grant of an option to purchase up to 1,000 shares at the market value at the date of grant to each eligible director who is re-elected to the Board of Directors.

The Director Plan provides for the automatic grant of options to directors who are not employees, officers or interested persons of the Company (an "Eligible Director") who are elected and serve one year on the Board of Directors. By adopting the Director Plan, the Board believes that the Company will be better able to attract, motivate, and retain as directors people upon whose judgment and special skills our success in large measure depends. The goal, policy, and purpose of the Director Plan is to attract, motivate and retain as directors, individuals upon whose judgment and special skills the Company's success depends. As such, the Director Plan, in an effort to retain these individuals serving on the Board, allows for automatic grants of new options under the Plan, upon expiration of the initial five (5) year term. Upon expiration of these options, and with approval of the Board, new options may be automatically granted to the Directors, with an exercise price equal to the last sales price as of the close of business on date of expiration.

The total number of shares for which options may be granted from time to time under the Director Plan is 75,000 shares, which will be increased to 125,000 shares upon SEC approval of the Amended Director Plan. As of February 1, 2006, options to purchase an aggregate of 36,937 shares were outstanding and 38,063 were available for future award. On August 31, 2004, options to purchase an aggregate of 11,112 shares of common stock, exercisable at $9.00 per share expired. Pursuant to the automatic grant provisions of the Director Plan, on the same date the options expired, options to purchase an aggregate of 20,040 shares of Common Stock exercisable at $4.99 per share were granted. On January 12, 2005, options to purchase an aggregate of 11,112 shares of Common Stock, exercisable at $9.00 per share expired. On the same date, options to purchase an aggregate of 16,000 shares of Common Stock exercisable at $6.25 per share were granted pursuant to the automatic grant provisions of the Director Plan. On January 16, 2006, 10,020 options were cancelled because a Director resigned and opted not to exercise. The Director Plan is administered by a committee of directors who are not eligible to participate in the Director Plan.

A summary of Stock Option Plan's transactions in fiscal periods 2005, 2004 and 2003 is as follows:

	Shares Available for Options	Options Outstanding Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding at June 30, 2003 and 2002	152,776	122,224	$9.12
Granted	(10,917)	10,917	$4.58
Canceled	-	-	-
Expired	30,000	(30,000)	$9.76
Exercised	-	-	-
Options outstanding at June 30, 2004	171,859	103,141	$8.45
Granted	(69,840)	69,840	$5.13
Canceled	70,000	(70,000)	$8.88
Expired	22,224	(22,224)	$9.00
Exercised	-	-	-
Options outstanding at June 30, 2005	194,243	80,757	$5.06

The following table summarizes information about the stock options outstanding under the Company's option plans as of June 30, 2005:

Range of Exercise Prices	Options Outstanding Number Outstanding at June 30, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable Number Exercisable at June 30, 2005	Weighted Average Exercise Price
$ 4.50-$4.95	33,800	4.33 years	$4.68	33,800	$4.68
$4.58	10,917	3.24 years	$4.58	10,917	$4.58
$4.99	20,040	4.17 years	$4.99	-	-
$6.25	16,000	4.54 years	$6.25	-	-
$ 4.50-$ 6.25	80,757	4.20 years	$5.06	44,717	$4.66

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method required by SFAS 123. The fair market value for these options was estimated at the date of grant using a Black-Scholes option-pricing model and the following assumptions for the year ended June 30, 2005:

Risk-free rate	5.00%
Dividend yield	0.00%
Volatility factor	.27
Average life	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The Company's pro forma information for the year ended June 30, 2005 is as follows:

	2005	2004	2003
Net loss available to common shareholders as reported	$ (224,726)	$ (704,683)	$ 57,714
Deduct: stock-based compensation expense determined under fair value method	(66,028)	-	-
Pro forma net loss available to common shareholders	$ (290,754)	$ (704,683)	$ 57,714
Net loss per common share:			
Basic – as reported	$ (0.11)	$ (0.35)	$ 0.03
– pro forma	$ (0.14)	$ (0.35)	$ 0.03
Diluted – as reported	$ (0.11)	$ (0.35)	$ 0.03
– pro forma	$ (0.14)	$ (0.35)	$ 0.03

Since no options vested during the years ended June 30, 2004 and 2003, there is no pro forma net (loss) income or (loss) income per share effect disclosed for those years.

18. Quarterly Financial Data (Unaudited)

For the year ended June 30, 2005:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Investment income.........................	$1,281,134	$1,267,191	$1,393,656	$2,190,085
Operating income (loss).................	89,188	(326,432)	41,808	285,289
Income (loss) before taxes.............	87,177	(326,558)	74,637	285,229
Net income (loss) available to common shareholders.................	337	(411,615)	(14,075)	200,627
Net income (loss) per common share:				
Basic..	0.00	(0.20)	(0.01)	0.09
Diluted	0.00	(0.20)	(0.01)	0.09

For the year ended June 30, 2004:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Investment income.........................	$1,460,900	$1,411,961	$1,428,311	$1,338,320
Operating income (loss).................	(107,856)	(193,069)	(22,770)	2,647
Loss before taxes	(107,856)	(193,069)	(47,517)	(2,240)
Net loss available to common shareholders	(202,773)	(278,191)	(135,998)	(87,721)
Net loss per common share:				
Basic..	(0.10)	(0.14)	(0.07)	(0.04)
Diluted	(0.10)	(0.14)	(0.07)	(0.04)

19. Subsequent Event

SBA Audit

On August 29, 2005, the Company received a letter from the US Small Business Administration together with a copy of the Examination Report for the period ended March 31, 2004. The letter and Examination Report contained findings that Elk had potentially violated certain provisions of the SBA regulations, relating to (1) the sale of certain foreclosed Chicago medallions to an associate of Elk without obtaining the SBA's final written approval, and (2) the creation of subsidiary companies and completion of certain related financings to those subsidiary companies without obtaining the SBA's prior written approval. The letter contained certain other comments with respect to partial use of proceeds concerning one loan that the Company made to a third party borrower, and the prepayment provision contained in loan documents to a different borrower. Management has already responded to the SBA in writing concerning the findings, and management recently met with the SBA in an effort to resolve these findings in a timely manner.

The Company believes that it was acting in good faith when it effectuated the transactions with respect to the sale of the foreclosed Chicago medallions to an associate, as it had applied for permission from SBA prior to completion of the loan in question, had obtained an indication of approval and SBA was in the process of taking the steps to obtain formal written approval for the transaction. The Company believes that it was also acting in good faith when it created the subsidiary companies (deemed "associates" under SBA regulations) to purchase the foreclosed medallions, as it was having ongoing discussions with SBA at the time to obtain SBA's approval of the transaction and had received verbal indications that it felt it had or would, in due course, subsequently obtain SBA's written approval to the transactions. The Company believes that it has adequate explanations for the use of proceeds issue on the third party loan and the prepayment issue.

The Company believes that the tone of the meeting with SBA to reach resolution of the issues on these matters was positive and the Company anticipates a speedy resolution by the SBA. Neither the Company nor its counsel, however, can predict when these matters will be resolved, or the manner in which they will be resolved. The Company believes that the resolution of these matters with SBA will not have any material adverse financial or regulatory consequences to the Company.

The above Subsequent Event was disclosed in the Company's annual report filed on Form 10-K with the SEC on September 28, 2005. The paragraph below is an update regarding this disclosure.

On February 21, 2006, the Company received a letter (the "SBA Letter") from the SBA regarding the September 20, 2005 meeting between the SBA and the Company, the Examination Report and the SBA findings. The Company is currently preparing its response to the SBA Letter and management believes the Company is now in the position to finalize this matter and resolve the issues with the SBA in a timely manner.

SCHEDULE OF LOANS - JUNE 30, 2005

Type of Loan	Number of Loans	Interest Rates	Maturity Dates (in Months)	Balance Outstanding
Chicago:				
Taxi medallion	474	4-13.9%	1-175	$ 23,881,163
New York City:				
Taxi medallion	23	5-7.50%	4-30	8,203,726
Radio car service	11	11-12%	2-18	60,497
Miami:				
Taxi medallion	64	7.25-12%	1-84	3,202,985
Boston:				
Taxi medallion	22	6.75-9%	1-36	2,843,964
				38,192,335
Other loans:				
Laundromat	22	6-14%	1-111	4,187,498
Commercial construction	4	12.75-13.50%	6-11	1,638,701
Restaurant/food service	12	9-12%	15-81	1,334,532
Broadcasting/telecommunications	1	10.50%	180	810,000
Dry cleaner	18	5.5-13%	1-72	741,633
Food market	2	12.50%	34-108	645,432
Real estate holding	2	8.5-10.5%	49-56	623,333
Moving company	1	12%	45	500,000
Oil distributor	1	12%	80	496,571
Debt collection	2	6-7%	72-84	460,857
Trucking company	1	11%	105	450,000
Black car service (real property)	2	8.50%	13	449,598
Florist	1	7.25%	21	302,962
Taxicab advertising	1	10%	41	285,668
Auto sales	2	7-12%	19	241,578
Retirement home	1	14%	73	190,181
ATM manufacturer and distributor	1	12%	46	149,565
Taxicab distributor	1	6%	24	118,755
Car wash/auto center	1	9.25%	30	77,405
Miscellaneous	1	13.00%	12	53,000
Nail salon and spa	1	9%	52	45,947
Software company	3	8%	20-42	41,307
Computer services	1	9.5%	10	23,396
				13,867,919
Total loans receivable				52,060,254
Less unrealized depreciation on loans receivable				(150,000)
Loans receivable, net				$ 51,910,254

PART C – OTHER INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1) Last five years of fiscal highlights from 10-K's.
2) Financial Highlights from December 31, 2005 and 2004 10-Q's.
3) Audited Financial Statements from Rosen, Seymour, et al for fiscal years ending June 30, 2005, 2004 and 2003 respectively.

<u>Exhibit No</u>

2.a   Certificate of Incorporation (3)

2.b   By-laws (3)

2.d   constituent agreements setting forth rights of security holders (4)

2.f.1   Form of subordinated debentures issued to the U.S. Small Business Administration ("SBA") by Elk Associates Funding Corporation ("Elk") Debenture issued March 26, 1997 - principal amount - $430,000; Maturity Date - March 1, 2007; Stated Interest Rate - 7.38%.(4)

The following debentures are omitted pursuant to Rule 483:

a. Debenture issued September 22, 1993 - principal amount $1,500,000; Maturity Date - September 1, 2003; Stated Interest Rate 6.12%.

b. Debenture issued September 22, 1993 - principal amount – $2,220,000; Maturity Date - September 1, 2003; Stated Interest Rate 6.12%.

c. Debenture issued September 28, 1994 - principal amount $2,690,000; Maturity Date - September 1, 2004; Stated Interest Rate – 8.20%.

d. Debenture issued December 14, 1995 - principal amount $1,020,000; Maturity Date - December 1, 2005; Stated Interest Rate 6.54%.

e. Debenture issued June 26, 1996 - principal amount $1,020,000; Maturity Date - June 1, 2006; Stated Interest Rate 7.71%.

2.k.1   Form of Warrant Agreement relating to the Warrants subject to this Registration Statement*

2.k.2   Form of Registration Rights Agreement relating to the Shares subject to this Registration Statement *

2.k.3   Form of Common Share Subscription Agreement relating to the Shares subject to this Registration Statement *

2.k.4   Form of Waiver relating to Common Share Subscription Agreement

2.f.2   Security Agreement between Elk and the SBA, dated September 9, 1993. (4)

2.i.1   1999 Employee Stock Option Plan. (5)

2.i.2   Non-Employee Director Stock Option Plan. (5)

2.f.2   Custodian Agreement among Elk; Bank Leumi Trust Company of New York ("Leumi"), Israel Discount Bank of New York ("IDB"), Bank Hapoalim B.M. ("Hapoalim") and Extebank; the SBA, and IDB as Custodian; dated September 9, 1993 (the "Custodian Agreement"). (4)

2.f.3   Agreements between Elk and the SBA. (4)

2.f.4   Intercreditor Agreement among Elk, Leumi, IDB, Hapoalim, Extebank and the SBA dated September 9, 1993 (the "Intercreditor Agreement") (4)

2.f.5   Amendments to the Custodian and Intercreditor Agreements. (4)

a. Amendment removing Hapoalim and Extebank and adding European American Bank ("EAB"), dated September 28, 1994.

b. Form of Amendment adding bank:

(i) Amendment adding United Mizrahi Bank and Trust Company ("UMB"), dated June, 1995

(ii) Amendment adding Sterling National Bank and Trust Company of New York ("Sterling"), dated April, 1996 - omitted pursuant to Rule 483.

2.f.6   Bank Intercreditor Agreement among Elk, Leumi, IDB, Hapoalim and Extebank, dated September 9, 1993 (the "Bank Intercreditor Agreement"). (4)

2.f.7   Amendments to the Bank Intercreditor Agreement. (4)

a. Amendment removing Hapoalim and Extebank and adding European American Bank ("EAB"), dated September 28, 1994.

b. Form of Amendment adding bank:

i. Amendment adding UMB, dated June, 1995 was previously filed.

ii. Amendment adding Sterling, dated April, 1996 omitted pursuant to Rule 483.

2.f.8   Letter Agreement renewing line of credit for Elk with IDB Bank dated April 13, 2004.(6)

2.f.9   Promissory Note dated March 3, 2003 between Ameritrans and Bank Leumi USA and Letter Agreement dated March 11, 2003 between aforementioned parties. (6)

2.f.10   Master Note dated October 4, 1999 between Ameritrans and European American Bank.(6)

2.f.11   Line of Credit Agreement dated January 3, 2002 between Elk and Citibank.(7)

2.f.12   Form of indemnity agreement between Ameritrans and each of its directors and officers.(3)

2.k.4   Amended and Restated Employment Agreement dated as of December 31, 2002 between Ameritrans and Gary Granoff. (8)

2.k.5   Amended and Restated Employment Agreement dated as of February 21, 2006 between Ameritrans and Lee Forlenza.*

2.k.6   Amended and Restated Employment Agreement dated as of February 21, 2006 between Ameritrans and Ellen Walker. *

2.k.7   Employment Agreement dated as of January 1, 2002 between Ameritrans and Silvia Mullens.(9)

2.k.8   Employment Agreement dated as of January 1, 2002 between Ameritrans and Margaret Chance.(9)

2.o.1   The Company's Form 10-K for the fiscal year ended June 31, 2005. (11)

2.o.2   The Company's Form 10-Q for the fiscal quarter ending September 30, 2005. (12)

2.o.3   The Company's Form 10-Q for the fiscal quarter ending December 31, 2005. (13)

2.p   See Form of Common Share Subscription Agreement (Written assurance from initial stockholders that their purchase was made for investment purposes only)* Filed with this Registration Statement as Exhibit 2.k.3

2.l.1   Opinion and consent of Stursberg & Veith*

2.l.2   Consent of Rosen Seymour Martin & Company LLP*

2.r   Code of Ethics adopted under Rule 17j-1 under the 1940 Act.*

* Exhibits attached to and filed with this Registration Statement.

(3)   Incorporated by reference from the Registrant's Registration Statement on Form N-14 (File No. 333-63951) filed September 22, 1998.

(4)   Incorporated by reference from the Registrant's Registration Statement filed on Form N-2 (File No. 333-82693) filed July 12, 1999.

(5)   Incorporated by reference from the Registrant's Proxy Statement on Form 14A (File No. 811-08847) filed on December 14, 2001.

(6)   Incorporated by reference from the Registrant's 10-Q (File No. 811-08847) filed May 14, 2004.

(7)   Incorporated by reference from the amendment to the Registrant's N-2 (File No. 333-82693) filed March 1, 2002.

(8)   Incorporated by reference from the Registrant's 10-Q (File No. 811-08847) filed February 14, 2003.

(9)   Incorporated by reference from the Registrant's 10-Q (File No. 811-08847) filed February 14, 2002.

(10)   Incorporated by reference from the Registrant's 10-K (File No. 811-08847) filed September 28, 2004.

(11)   Incorporated by reference from the Registrant's 10-K (File No. 811-08847) filed September 28, 2005.

(12)   Incorporated by reference from the Registrant's 10-Q (File No. 811-08847) filed November 14, 2005.

(13)   Incorporated by reference from the Registrant's 10-Q (File No. 811-08847) filed February 14, 2006.

ITEM 26. MARKETING ARRANGEMENTS

N/A

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the Offering. All of the expenses will be borne by the Company:

Fee	Estimated Dollar Amount	Percentage borne by Ameritrans
SEC registration fee	$1,058	100%
Nasdaq National Market additional listing fee (per quarter)	$16,945	100%
Blue Sky fees and expenses	$7,817	100%
Accounting fees and expenses	$40,000	100%
Legal fees and expenses	$220,000	100%
Printing and engraving fees	$3,300	100%
Registrar and transfer agent's fees	$2,591	100%
Sales Commissions	$371,529	100%
Miscellaneous fees and expenses	$10,000	100%
TOTAL	$673,091	100%

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Subsidiary	State of Organization	Percentage of Voting Securities
Elk Associates Funding Corp.(2)	NY	100%
EAF Holding Corporation	NY	100%
EAF Enterprises LLC	IL	100%
Medallion Auto Management LLC	IL	100%
EAF Leasing LLC	IL	100%
EAF Leasing II LLC	IL	100%
EAF Leasing III LLC	IL	100%

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

Title and Class of Security	Number of Record Holders as of March 6, 2006
Common Stock, $.0001 par value	186
9 3/8 Participating Preferred Stock	4
Public Warrants	3
Private Offering Warrants	16

ITEM 30. INDEMNIFICATION

Section 145 of the Delaware General Corporate Law grants the Company the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Company where the person involved is adjudged to be liable to the Company except to the extent approved by a court.

The Certificate of Incorporation of Ameritrans Capital Corporation ("Ameritrans") includes a provision (the "Liability Provision"), authorized under Section 102(b)(7) of the Delaware General Corporation Law, which eliminates, to the extent permitted by the Delaware General Corporation Law and the Investment Company Act of 1940 (the "1940 Act"), the personal liability of a director to Ameritrans or its stockholders for monetary damages resulting from the breach of his fiduciary duty as a director. Under the Delaware General Corporation Law, this provision may not be construed to eliminate or limit a director's liability for any of the following: breaches of the director's duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; payment of a dividend or approval of a stock repurchase which is unlawful under Section 174 of the Delaware General Corporation Law; and transactions from which the director derives an improper personal benefit. In addition, under the 1940 Act, this provision may not be construed to protect a director against liability to the corporation or its stockholders for acts or omissions involving willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

The Liability Provision precludes actions for monetary damages against directors of Ameritrans only with respect to certain violations of a director's duty of care. Under the Delaware General Corporation Law, absent this provision, directors could be held liable for negligence in the performance of their duty of care. The Liability Provision absolves directors of Ameritrans of monetary liability to Ameritrans and its stockholders for negligence in exercising their business judgment. A stockholder can prosecute an action against a director for monetary damages only if he can show a breach of the duty of loyalty, gross negligence or reckless disregard of his duties, a failure to act in good faith, intentional misconduct or willful misfeasance, a knowing violation of the law, an unlawful dividend or stock repurchase, or an improper personal benefit. The Liability Provision does not affect the ability of Ameritrans or its stockholders to seek equitable remedies (such as an injunction or rescission) against a director for breach of his fiduciary duty and does not limit the liability of directors under other laws, such as the federal securities laws. The Liability Provision also does not limit the liability of officers or employees of Ameritrans or any director acting in his capacity as an officer or employee of Ameritrans.

In addition, Ameritrans' By-Laws also includes a provision (the "Indemnification Provision") that requires Ameritrans to indemnify its directors and officers, to the maximum extent permitted by the Delaware General Corporation Law and by the 1940 Act, against liabilities and damages incurred in their capacity as directors or officers of Ameritrans. Under the Delaware General Corporation Law, a director or officer of a corporation (i) shall be indemnified by the corporation for all expenses of litigation or other legal proceedings brought against him by virtue of his position as a director or officer to the extent he is successful, on the merits or otherwise, in such litigation or proceeding, (ii) may be indemnified by the corporation for the expenses, judgments, fines, and amounts paid in settlement of such litigation or proceedings (other than an action by or in the right of a corporation, which is hereinafter referred to as a "derivative action"), even if he is not successful, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful), (iii) may be indemnified by the corporation for expenses of a derivative action, even if he is not successful, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that indemnification may not be made in the case of a derivative action if the director or officer is adjudged to be liable to the corporation, unless a court determines that, despite such adjudication but in view of all the circumstances, he is entitled to indemnification of such expenses, only upon the determination, by (a) a majority of directors who are not a party to the action (even though less than a quorum), (b) by a committee of such directors designated by a majority of such disinterested directors, (c) under certain circumstances, independent legal counsel in a written opinion, or (d) the stockholders, that indemnification is proper because the applicable standard of conduct has been met. Expenses incurred by a director or officer in defending an action may be advanced by the corporation prior to the final disposition of such action upon receipt of an undertaking by such director or officer to repay such expenses if it is ultimately determined that he is not entitled to be indemnified in connection with the proceeding to which the expenses relate. These provisions of the Delaware General Corporation Law, by their terms, are not exclusive of any other rights to which those seeking indemnification or advances of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

The 1940 Act prohibits the inclusion in Ameritrans' Certificate of Incorporation or certain other organizational instruments of Ameritrans of a provision which purports to protect any director or officer of Ameritrans against liability to Ameritrans or its stockholders for willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. Accordingly, the Indemnification Provision specifically provides that indemnification shall only be made to the extent permitted by the 1940 Act.

Ameritrans currently maintains D&O Insurance for three million dollars ($3,000,000). Ameritrans may in the future elect to purchase directors' and officers' liability insurance, as is permitted by the Delaware General Corporation Law.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions or, otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Pursuant to the registration rights agreement signed by the Selling Shareholders in conjunction with the Company's July 29, 2005 private offering (the "Registration Rights Agreement"), the Company indemnifies each Selling Shareholder, each of its officers, directors and constituent partners, and each person controlling such Selling Shareholder, and each underwriter thereof, if any, and each of its officers, directors, constituent partners, and each person who controls such underwriter, against all claims, losses, damages or liabilities (or actions in respect thereof) suffered or incurred by any of them, to the extent such claims, losses, damages or liabilities arise out of or are based upon any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus or any related registration statement incident to any such registration, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to actions or inaction required of the Company in connection with any such registration; and the Company will reimburse each such Selling Shareholder, each such underwriter, each of their officers, directors and constituent partners and each person who controls any such Selling Shareholder or underwriter, for any legal and any other expenses as reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided however, that any indemnification under the Registration Rights Agreement does not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if settlement is effected without the consent of the Company (which consent shall not unreasonably be withheld); and provided however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based upon any untrue statement or omission based upon written information furnished to the Company by such Selling Shareholder, underwriter, controlling - person or other indemnified person and stated to be for use in connection with the offering of securities of the Company.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISOR

N/A

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

The Company maintains at its principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act, as applicable, pursuant to Section 64 of the 1940 Act.

ITEM 33. MANAGEMENT SERVICES

None

ITEM 34. UNDERTAKINGS

The Company hereby undertakes:

1. To suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (ii) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
2. To file a post-effective amendment with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons, if the Company proposes to raise its initial capital under Section 14(a)(3) of the 1940 Act.
3. Because securities are being registered in reliance on Rule 415 of the 1933 Act:
    a. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
        (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;
        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and
        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in an post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the Registration Statement.

    b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

AMERITRANS CAPITAL CORPORATION
SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Exchange Act of 1933, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the this 15th day of March, 2006.

AMERITRANS CAPITAL CORPORATION

Date: March 15, 2006   *By:* /s/Gary C. Granoff

                                                                              Gary C. Granoff, President,
                                                                              Chief Financial Officer,
                                                                              Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/Gary C. Granoff	President, Chief Financial Officer and Chief Executive Officer	March 15, 2006
/s/Ellen Walker	Executive Vice President and Director	March 15, 2006
/s/Michael Feinsod	Director	March 15, 2006
/s/Stephen Etra	Vice President and Director	March 15, 2006
/s/John Laird	Director	March 15, 2006
/s/Wesley Finch	Director	March 15, 2006
/s/Allen Kaplan	Director	March 15, 2006
/s/Howard Sommer	Director	March 15, 2006
/s/Ivan Wolpert	Director	March 15, 2006